UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(3)

of the Securities Exchange Act of 1934

Enel Generación Chile S.A.

(Name of Subject Company (Issuer))

Enel Chile S.A.

Enel S.p.A.

Enel South America S.R.L.

(Name of Filing Person (Offeror))

American Depositary Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29244T101

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Nicolás Billikopf

Enel Chile S.A.

Santa Rosa 76

Santiago, Chile

Telephone: +(562) 2353-4628

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

J. Allen Miller, Esq.

Sey-Hyo Lee, Esq.

Winston & Strawn LLP

200 Park Avenue

New York, NY 10166-4193

Telephone: +1 (212) 294-6700

Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☒	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2017

Commission File Number: 001-37723

Enel Chile S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission

pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Explanatory Note

The unaudited interim consolidated financial statements of Enel Chile S.A. (“Enel Chile”) as of and for the periods ended June 30, 2017 are included in this Report on Form 6-K of Enel Chile (this “Report”)

The unaudited pro forma condensed consolidated financial information of Enel Chile as of June 30, 2017 and for the six months then ended and for the year ended December 31, 2016 included in this Report have not been examined, audited or reviewed in accordance with either the standards of the AICPA or the standards of the U.S. PCAOB.

The information is being filed on Form 6-K in connection with a proposed tender offer by Enel Chile of all of the outstanding all of the outstanding shares of common stock, no par value, of Enel Generación Chile S.A. (“Enel Generación”), including in the form of American Depositary Shares, that are not currently owned by Enel Chile and its affiliates.

No Offer or Solicitation

This communication is for informational purposes only and is not an offer to buy, or the solicitation of an offer to sell, any securities of Enel Generación or any other company, or an offer to participate in a tender offer for securities of Enel Generación or any other company described herein. The tender offer described herein has not yet commenced. When the tender offer is commenced, tender offer materials will be made available and filed with the U.S. Securities and Exchange Commission (the “SEC”) in accordance with applicable U.S. federal securities laws and SEC rules. In that event, Enel Generación shareholders and investors are urged to read the tender offer materials because they will contain important information, including the full details of the tender offer. Enel Generación shareholders and investors may obtain free copies of the tender offer materials that Enel Chile files with the SEC at the SEC’s website at www.sec.gov and will receive information at an appropriate time on how to obtain tender offer materials for free from Enel Chile. These tender offer materials are not currently available and their availability is subject to the commencement of the tender offer.

Exhibit

99.1	Unaudited Interim Consolidated Financial Statements of Enel Chile as of June 30, 2017 and for the three and six months ended June 30, 2017 and 2016.

99.2	Operating and Financial Review and Prospects of Enel Chile for the six months ended June 30, 2017 and 2016.

99.3	Unaudited Pro Forma Condensed Consolidated Financial Information of Enel Chile.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By:	/s/ Nicola Cotugno
Name:	Nicola Cotugno
Title:	Chief Executive Officer

Date: October 24, 2017

Exhibit 99.1

Enel Chile S.A. and its Subsidiaries

Unaudited Interim Consolidated Financial Statements as of and for the periods ended June 30, 2017

Ch$	Chilean pesos
US$	U.S. dollars
UF	The UF is a Chilean inflation-indexed, peso-denominated monetary unit that is set daily in advance based on the previous month’s inflation rate.
ThCh$	Thousands of Chilean pesos
ThUS$	Thousands of U.S. dollars

ENEL CHILE S.A.

Unaudited Interim Consolidated Statements of Financial Position

As of June 30, 2017 and December 31, 2016

(In thousands of Chilean pesos)

ASSETS	Note	6-30-2017	12-31-2016
		ThCh$	ThCh$
CURRENT ASSETS
Cash and cash equivalents	6	129,147,282	245,999,192
Other current financial assets	7	1,718,223	584,244
Other current non-financial assets		16,499,709	15,831,486
Trade and other current receivables	8	450,715,325	445,071,856
Current accounts receivable from related parties	9	23,944,615	52,858,384
Inventories	10	37,445,485	37,539,596
Current tax assets	11	64,785,054	55,649,171

Total current assets other than assets or disposal groups held for sale		724,255,693	853,533,929

Non-current assets and disposal groups held for sale	5	—	12,993,008

TOTAL CURRENT ASSETS		724,255,693	866,526,937

NON-CURRENT ASSETS
Other non-current financial assets	7	30,278,775	28,827,542
Other non-current non-financial assets		14,385,353	13,336,152
Trade and other non-current receivables	8	33,814,994	33,500,105
Investments accounted for using the equity method	12	19,040,613	18,738,198
Intangible assets other than goodwill	13	43,340,876	44,470,750
Goodwill	14	887,257,655	887,257,655
Property, plant and equipment	15	3,488,087,289	3,476,128,634
Investment property	16	8,368,004	8,128,522
Deferred tax assets	17	24,017,263	21,796,517

TOTAL NON-CURRENT ASSETS		4,548,590,822	4,532,184,075

TOTAL ASSETS		5,272,846,515	5,398,711,012

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL CHILE S.A.

Unaudited Interim Consolidated Statements of Financial Position

As of June 30, 2017 and December 31, 2016

(In thousands of Chilean pesos)

LIABILITIES AND EQUITY	Note	6-30-2017	12-31-2016
		ThCh$	ThCh$
CURRENT LIABILITIES
Other current financial liabilities	18	23,759,148	25,696,166
Trade and other current payables	21	381,290,852	561,505,283
Current accounts payable to related parties	9	57,668,817	90,428,929
Other current provisions	22	5,249,008	6,493,532
Current tax liabilities	11	26,658,951	61,599,415
Other current non-financial liabilities		10,911,616	11,523,322

Total current liabilities other than those associated with disposal groups held for sale		505,538,392	757,246,647

Liabilities associated with disposal groups held for sale		—	—

TOTAL CURRENT LIABILITIES		505,538,392	757,246,647

NON-CURRENT LIABILITIES
Other non-current financial liabilities	18	843,858,793	854,016,751
Trade and other non-current payables	21	1,144,501	1,483,113
Non-current accounts payable to related parties	9	—	251,527
Other long-term provisions	22	64,526,567	63,106,908
Deferred tax liabilities	17	196,627,818	199,364,794
Non-current provisions for employee benefits	23	58,963,092	59,934,127
Other non-current non-financial liabilities		313,419	313,503

TOTAL NON-CURRENT LIABILITIES		1,165,434,190	1,178,470,723

TOTAL LIABILITIES		1,670,972,582	1,935,717,370

EQUITY
Issued capital	24.1	2,229,108,975	2,229,108,975
Retained earnings		1,675,522,490	1,569,375,291
Other reserves	24.5	(1,036,620,291)	(1,035,092,978)

Equity attributable to Enel Chile		2,868,011,174	2,763,391,288

Non-controlling interests	24.6	733,862,759	699,602,354

TOTAL EQUITY		3,601,873,933	3,462,993,642

TOTAL LIABILITIES AND EQUITY		5,272,846,515	5,398,711,012

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL CHILE S.A.

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature

For the six and three month periods ended June 30, 2017 and 2016

(In thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Profit (loss)	Note	For the six month periods ended		For the three month periods ended
		6-30-2017	6-30-2016	6-30-2017	6-30-2016
		ThCh$	ThCh$	ThCh$	ThCh$
Revenues	25	1,202,535,659	1,273,888,430	615,898,560	649,381,297
Other operating income	25	7,941,429	7,171,799	140,437	3,086,542

Revenues and Other Operating Income		1,210,477,088	1,281,060,229	616,038,997	652,467,839

Raw materials and consumables used	26	(793,428,777)	(789,279,887)	(423,807,261)	(409,301,929)

Contribution Margin		417,048,311	491,780,342	192,231,736	243,165,910

Other work performed by the entity and capitalized	15.b.2	6,572,454	8,694,246	3,295,710	4,476,573
Employee benefits expense	27	(63,626,897)	(62,003,611)	(30,852,510)	(34,656,792)
Depreciation and amortization expense	28	(75,826,255)	(80,137,483)	(37,548,898)	(41,012,715)
Impairment loss recognized in the period’s profit or loss	28	(3,501,814)	(3,229,277)	(2,098,011)	(1,751,720)
Other expenses	29	(53,481,371)	(59,683,039)	(27,301,211)	(31,787,564)

Operating Income		227,184,428	295,421,178	97,726,816	138,433,692

Other gains	30	109,858,945	101,241	4,956,839	82,508
Financial income	31	10,166,931	9,628,293	5,174,353	5,127,846
Financial costs	31	(25,817,930)	(29,592,640)	(12,677,084)	(14,289,951)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	12	(778,312)	5,470,862	(83,764)	3,018,590
Foreign currency exchange differences	31	5,446,195	19,728,825	1,385,052	5,259,583
Gains from indexed assets and liabilities	31	135,512	628,185	226,912	194,206

Income before taxes		326,195,769	301,385,944	96,709,124	137,826,474

Income tax expense	17	(79,457,135)	(41,846,955)	(28,892,975)	(25,864,879)

NET INCOME		246,738,634	259,538,989	67,816,149	111,961,595

Net income attributable to:
Equity owners of Enel Chile		169,659,567	176,643,428	53,036,622	76,215,365
Non-controlling interests	24.6	77,079,067	82,895,561	14,779,527	35,746,230

NET INCOME		246,738,634	259,538,989	67,816,149	111,961,595

Basic and diluted earnings per share
Basic and diluted earnings per share	Ch$/Share	3.46	3.60	1.08	1.55
Weighted average number of shares of common stock	Thousands	49,092,772.76	49,092,772.76	49,092,772.76	49,092,772.76

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL CHILE S.A.

Unaudited Interim Consolidated Statements of Comprehensive Income, by Nature (continued)

For the six and three month periods ended June 30, 2017 and 2016

(In thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Other comprehensive income (loss)	Note	For the six month periods ended		For the three month periods ended
		6-30-2017	6-30-2016	6-30-2017	6-30-2016
		ThCh$	ThCh$	ThCh$	ThCh$
Net Income		246,738,634	259,538,989	67,816,149	111,961,595

Components of other comprehensive income that will be reclassified subsequently to profit or loss, before taxes
Foreign currency translation losses		(610,909)	(3,178,580)	(918,186)	(1,003,131)
Gains (losses) from available-for-sale financial assets, net		2,863	(1,186)	50	(4,975)
Share of other comprehensive income (loss) from associates and joint ventures accounted for using the equity method		—	(12,862,871)	—	593,592
Gains (losses) from cash flow hedges		(5,108,833)	58,258,547	(227,859)	11,188,869
Adjustments from reclassification of cash flow hedges, transferred to profit or loss		11,250,210	12,514,956	5,977,981	5,770,581

Other comprehensive loss that will be reclassified subsequently to profit or loss		5,533,331	54,730,866	4,831,986	16,544,936

Total other comprehensive loss, before taxes		5,533,331	54,730,866	4,831,986	16,544,936

Income tax related to components of other comprehensive income that will be reclassified subsequently to profit or loss
Income tax related to cash flow hedge		(5,430,100)	(18,986,551)	(2,060,942)	(4,717,977)
Income tax related to available-for-sale financial assets		(773)	320	(14)	1,343

Income taxes related to components of comprehensive income that will be reclassified subsequently to profit or loss		(5,430,873)	(18,986,231)	(2,060,956)	(4,716,634)

Total Other Comprehensive Income		102,458	35,744,635	2,771,030	11,828,302

TOTAL COMPREHENSIVE INCOME		246,841,092	295,283,624	70,587,179	123,789,897

Comprehensive income attributable to:
Equity owners of Enel Chile		169,765,843	198,119,734	54,738,741	83,327,022
Non-controlling interests		77,075,249	97,163,890	15,848,438	40,462,875

TOTAL COMPREHENSIVE INCOME		246,841,092	295,283,624	70,587,179	123,789,897

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL CHILE S.A.

Unaudited Interim Consolidated Statements of Changes in Equity

For the six month periods ended June 30, 2017 and 2016

(In thousands of Chilean pesos)

		Changes in Other Reserves
Statements of Changes in Equity	Issued Capital ThCh$	Reserve for Exchange Difference in Translation ThCh$	Reserve for Cash Flow Hedges ThCh$	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets ThCh$	Other Miscellaneous Reserves ThCh$	Amounts recognized in other comprehensive income and accumulated in equity related to non- current assets or groups of assets for disposal classified as held for sale ThCh$	Total Other Reserves ThCh$	Retained Earnings ThCh$	Equity Attributable to Enel Chile ThCh$	Non-Controlling Interests ThCh$	Total Equity ThCh$
Equity at beginning of period 1/1/2017	2,229,108,975	9,222,933	(76,218,470)	9,955	(969,740,120)	1,632,724	(1,035,092,978)	1,569,375,291	2,763,391,288	699,602,354	3,462,993,642
Changes in equity
Comprehensive income
Profit (loss)								169,659,567	169,659,567	77,079,067	246,738,634
Other comprehensive income		(372,066)	476,494	1,848	—	—	106,276		106,276	(3,818)	102,458
Comprehensive income									169,765,843	77,075,249	246,841,092
Dividends								(63,512,368)	(63,512,368)	(41,726,318)	(105,238,686)
Increase (decrease) from other changes	—	—	—	—	(865)	(1,632,724)	(1,633,589)	—	(1,633,589)	(1,088,526)	(2,722,115)

Total changes in equity	—	(372,066)	476,494	1,848	(865)	(1,632,724)	(1,527,313)	106,147,199	104,619,886	34,260,405	138,880,291

Equity at end of period 6/30/2017	2,229,108,975	8,850,867	(75,741,976)	11,803	(969,740,985)	—	(1,036,620,291)	1,675,522,490	2,868,011,174	733,862,759	3,601,873,933

		Changes in Other Reserves
Statements of Changes in Equity	Issued Capital ThCh$	Reserve for Exchange Difference in Translation ThCh$	Reserve for Cash Flow Hedges ThCh$	Reserve for Gains and Losses on Remeasuring Available- for-Sale Financial Assets ThCh$	Other Miscellaneous Reserves ThCh$	Other Reserves related to assets held for sale and disposal groups ThCh$	Total Other Reserves ThCh$	Retained Earnings ThCh$	Equity Attributable to Shareholders of the Parent Company ThCh$	Non-Controlling Interests ThCh$	Total Equity ThCh$
Equity at beginning of period 1/1/2016	2,229,108,975	12,423,692	(121,503,052)	14,835	(849,525,427)		(958,589,952)	1,322,162,479	2,592,681,502	609,219,281	3,201,900,783
Changes in equity
Comprehensive income
Profit (loss)								176,643,428	176,643,428	82,895,561	259,538,989
Other comprehensive income		(1,916,372)	31,108,842	(900)	(7,715,264)	—	21,476,306		21,476,306	14,268,329	35,744,635
Comprehensive income									198,119,734	97,163,890	295,283,624
Dividends								(50,367,682)	(50,367,682)	(21,175,103)	(71,542,785)
Increase (decrease) from other changes	—	40,876	4,884,534	—	(117,053,605)	(4,619,238)	(116,747,434)	12,986,442	(103,760,992)	(37,387,295)	(141,148,287)

Total changes in equity	—	(1,875,496)	35,993,376	(900)	(124,768,869)	(4,619,238)	(95,271,128)	139,262,188	43,991,060	38,601,492	82,592,552

Equity at end of period 6/30/2016	2,229,108,975	10,548,196	(85,509,676)	13,935	(974,294,296)	(4,619,238)	(1,053,861,080)	1,461,424,667	2,636,672,562	647,820,773	3,284,493,335

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL CHILE S.A.

Unaudited Interim Consolidated Statements of Cash Flows, Direct

For the six month periods ended June 30, 2017 and 2016

(In thousands of Chilean pesos)

Statement of Direct Cash Flow	Note	For the six month periods ended,
		6-30-2017	6-30-2016
		ThCh$	ThCh$
Cash flows from (used in) operating activities
Types of collection from operating activities
Collections from the sale of goods and services		1,515,859,849	1,641,933,662
Collections from premiums and services, annual payments, and other benefits from policies held		202,295	3,657,462
Other collections from operating activities		583,422	488,666
Types of payment in cash from operating activities
Payments to suppliers for goods and services		(1,046,600,299)	(1,061,983,316)
Payments to and on behalf of employees		(73,430,710)	(73,142,952)
Payments on premiums and services, annual payments, and other obligations from policies held		(15,480,711)	(16,523,801)
Other payments from operating activities		(68,747,003)	(189,426,771)
Income taxes paid		(127,671,027)	(66,251,365)
Other outflows of cash, net		(1,994,545)	(1,290,214)

Net cash flows from operating activities		182,721,271	237,461,371

Cash flows from (used in) investing activities
Other collections from the sale of equity or debt instruments belonging to other entities		115,582,806	1,719,396
Other payments to acquire stakes in joint ventures		(1,836,000)	(1,887,000)
Loans to related companies		—	(71,281,273)
Proceeds from the sale of property, plant and equipment		4,274,472	15,265,680
Purchases of property, plant and equipment		(137,052,354)	(70,850,864)
Payments from future, forward, option and swap contracts		(5,279,806)	(4,319,184)
Collections from future, forward, option and swap contracts		706,587	3,732,046
Collections from related companies		—	71,359,935
Dividends received		879,621	5,088,784
Interest received		4,149,525	3,266,975

Net cash flows used in investing activities		(18,575,149)	(47,905,505)

Cash flows from (used in) financing activities
Payments to acquire or redeem own shares		—	(1,804,507)
Proceeds from long-term loans		—	136,870,500
Proceeds from short-term loans		8,222	40
Loans from related companies		150,000,000	150,516,427
Payments on borrowings		(2,761,860)	(2,688,578)
Payments on financial lease liabilities		(1,320,363)	(864,676)
Payments on loans to related companies		(150,000,000)	(33,097,355)
Dividends paid		(255,305,800)	(319,961,784)
Interest paid		(22,182,775)	(24,791,832)
Other outflows of cash, net		(2,291,366)	(50,732,761)

Net cash flows used in financing activities		(283,853,942)	(146,554,526)

Net (decrease) increase in cash and cash equivalents before effect of exchange rate changes		(119,707,820)	43,001,340

Effect of exchange rate changes on cash and cash equivalents
Effect of exchange rate changes on cash and cash equivalents		2,855,910	(1,280,382)

Net (decrease) increase in cash and cash equivalents		(116,851,910)	41,720,958

Cash and cash equivalents at the beginning of period		245,999,192	144,261,845

Cash and cash equivalents at the end of period		129,147,282	185,982,803

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

ENEL CHILE S.A.

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

ENEL CHILE S.A. AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2017

(In thousands of Chilean pesos)

1.	BACKGROUND AND BUSINESS ACTIVITIES

Enel Chile S.A. (hereinafter the “Parent Company” or the “Company”) and its subsidiaries comprise the Enel Chile Group (hereinafter the “Group”).

The Company is a publicly traded corporation with registered address and head office located at Avenida Santa Rosa, No. 76, in Santiago, Chile. Since April 13, 2016, the Company is registered in the securities register of the Superintendency of Securities and Insurance of Chile (Superintendencia de Valores y Seguros or SVS), and since March 31, 2016 is registered with the Securities and Exchange Commission of the United States of America. On April 21, 2016, the Company’s shares began trading on the Santiago Stock Exchange, the Electronic Stock Exchange and the Valparaíso Stock Exchange. In addition, the Company’s common stock began trading in the United States in the form of American Depositary Shares on the New York Stock Exchange by way of “when-issued” trading from April 21, 2016 to April 26, 2017 and “regular-way” trading since April 27, 2016.

Enel S.p.A. (hereinafter “Enel”), an Italian generation company, is the ultimate controlling shareholder of the Company.

The Company was initially constituted by public deed dated January 22, 2016 and came into legal existence on March 1, 2016 under the name of Enersis Chile S.A. The Company changed its name to Enel Chile S.A. effective October 4, 2016, the date its by-laws were amended in connection with the corporate reorganization of the Group. For tax purposes, the Company operates under Chilean tax identification number 76.536.353-5.

As of June 30, 2017, the Group had 1,977 employees. During the six month period ended June 30, 2017, the Group averaged a total of 1,989 employees (see Note 34).

Enel Chile’s corporate purpose consists of exploring, developing, operating, generating, distributing, transporting, transforming and/or sale of energy in any of its forms or nature, directly or through other entities within Chile. Additionally, it is also engaged in investing and managing its investments in its subsidiaries and associates, whose activities include the generation, transmission, distribution or selling of electrical energy, or whose corporate purpose includes any of the following:

i)	Energy of any kind or form,

ii)	Supplying public services, or services whose main component is energy,

iii)	Telecommunications and information technology services, and

iv)	Internet-based intermediation business.

Corporate Reorganization

In 2015, Enersis S.A. (“Enersis”), which was ultimately controlled and 60.6% beneficially owned by Enel, initiated a reorganization process to separate its electricity generation and distribution businesses and related assets and liabilities in Chile from its generation, transmission and distribution businesses in Argentina, Brazil, Colombia and Peru (the “Reorganization”).

a)	The Spin-Off Stage:

The Reorganization began with the spin-offs by Enersis and its subsidiaries, Empresa Nacional de Electricidad S.A. (“Endesa Chile”) and Chilectra S.A. (“Chilectra”), following the approval of the spin-offs by the respective shareholders of Enersis, Endesa Chile and Chilectra at their extraordinary shareholders’ meetings held on December 18, 2015.

Endesa Chile conducted a “división” or “demerger” under Chilean corporate law to divide Endesa Chile into two separate companies. The new company, Endesa Américas S.A. (“Endesa Américas”), was assigned Endesa Chile’s non-Chilean businesses and related assets and liabilities on March 1, 2016 (the “Separation”). Endesa Américas registered its shares with the Securities Registry of the SVS pursuant to Chilean law and with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to applicable U.S. federal securities laws, and on April 21, 2016, Endesa Chile distributed shares of Endesa Américas to its shareholders in proportion to such shareholders’ share ownership in Endesa Chile based on a ratio of one share of Endesa Américas for each outstanding share of Endesa Chile (the “Distribution,” and together with the Separation, the “Spin-Off”). Following the Spin-Off, Endesa Chile retained its Chilean businesses and related assets and liabilities.

Chilectra, a Chilean electricity distribution company and subsidiary of Enersis, also conducted a “división” or “demerger” and then distributed to its shareholders pro rata the shares of a new Chilean company, Chilectra Américas S.A. (“Chilectra Américas”), that holds the non-Chilean equity interests and related assets and liabilities, which consists exclusively of Chilectra’s ownership interests in shares of companies domiciled outside of Chile (the “Chilectra Spin-Off” and together with the Spin-Off, the “Endesa/Chilectra Spin-Offs”). Chilectra Américas registered its shares with the Securities Registry of the SVS pursuant to Chilean law and Chilectra continues to hold its Chilean businesses and related assets and liabilities.

In connection with the “demergers” of Endesa Chile and Chilectra, Enersis conducted a “división” or “demerger”. Following the Endesa/Chilectra Spin-Offs, Enersis distributed to its shareholders pro rata the shares of a new Chilean company, Enersis Chile S.A. (“Enersis Chile”), that was assigned the Chilean businesses and assets, including the equity interests in each of Endesa Chile and Chilectra, after giving effect to the “demergers” of Endesa Chile and Chilectra (the “Enersis Spin-Off”). On March 1, 2016, having satisfied all conditions precedent including the capital decrease and modifications to the by-laws, the Enersis Spin-Off became effective and Enersis S.A.’s corporate name was changed to Enersis Américas S.A. The new entity Enersis Chile was also incorporated on that date and allocated the equity interest and related assets and liabilities of Enersis’ businesses in Chile. Enersis Chile registered its shares with the Securities Registry of the SVS pursuant to Chilean law and the SEC pursuant to applicable U.S. federal securities laws in connection with the Enersis Spin-Off, which was completed in April 2016.

As part of the Enersis Spin-Off, it was agreed that Enersis’ share capital would be reduced from Ch$5,804,447,986,000 divided into 49,092,772,762 registered common shares of a single series with no par value, to Ch$3,575,339,011,549 divided into 49,092,772,762 registered common shares of a single series with no par value. Additionally, it was agreed that (i) Enersis Chile’s share capital would be Ch$2,229,108,974,451, which corresponds to the amount by which the Enersis share capital would be decreased, divided into 49,092,772,762 registered common shares of a single series with no par value, and (ii) Enersis’ equity interest would be distributed between Enersis Américas and Enersis Chile by allocating assets and liabilities to Enersis Chile, as agreed at the extraordinary shareholders’ meeting held on December 18, 2015.

On October 4, 2016, the respective by-laws were amended and the corporate names of Enersis Chile, Endesa Chile and Chilectra were changed to Enel Chile S.A., Enel Generación Chile S.A. and Enel Distribución Chile S.A., respectively.

2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS.

2.1 Basis of preparation

The accompanying interim consolidated financial statements as of June 30, 2017, of the Company approved by the Company’s Board of Directors at its meeting held on September 28, 2017, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), following the requirements of International Accounting Standard (IAS) No. 34, Interim Financial Reporting.

These interim consolidated financial statements include all information and disclosures required in annual financial statements.

The consolidated financial statements for the periods prior to the Separation reflect the combined operations of the Group as it would have been incorporated following the Spin-Off, assuming date would have been January 1, 2013. The combined financial statements may not be indicative of the Group’s future performance and do not necessarily reflect what the results of operations, financial position and cash flows would have been had it operated, since January 1, 2013 as an independent combined group during the periods presented.

For the periods prior to the Separation, the Group does not represent a group for consolidated financial statement reporting purposes in accordance with IFRS 10 Consolidated Financial Statements.

Since IFRS does not provide any guidance for the preparation of combined financial statements, paragraph 12 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors was used for the preparation of the combined financial statements. This paragraph requires that the latest pronouncements of other standard setters, other accounting literature and accepted industry practice should be considered. The combined financial statements of the Company were derived from the aggregation of the net assets of the Chilean business of Enersis (currently Enel Américas S.A.). All intra-group balances, revenues, expenses and unrealized gains and losses arising from transactions between companies belonging to combined group were eliminated when preparing the combined financial statements. In addition, the investments of Enersis S.A. in the Group were eliminated against the equity of the respective combined entities. Transactions with Enel Américas group companies, which do not belong to the Group, have been disclosed as transactions with related parties.

Following the Separation, the consolidated financial statements include the financial statements of the Company and its subsidiaries, associates and joint ventures, and no longer include any allocations of expenses from Enersis S.A. to the Company. Accordingly:

•	The consolidated statement of financial position as of June 30, 2017 and December 31, 2016, consists of the consolidated statement of financial position of the Group.

•	The consolidated statement of comprehensive income for the six month period ended June 30, 2017, consists of the consolidated statement of comprehensive income of the Group. The consolidated statement of comprehensive income for the six month period ended June 30, 2016, consists of the consolidated statement of comprehensive income of the Group for the four month period ended June 30, 2016 and the combined statement of comprehensive income of the Company’s businesses aggregated as a combined group for the two month period ended March 1, 2016.

•	The consolidated statement of changes in equity for the six month period ended June 30, 2017, consists of the consolidated statement of changes in equity of the Group. The consolidated statement of changes in equity for the six month period ended June 30, 2016, consists of the consolidated statement of changes in equity of the Group for the four month period ended June 30, 2016 and the combined statement of changes in equity of the Company’s businesses aggregated as a combined group for the two month period ended March 1, 2016.

•	The consolidated statement of cash flows for the six month period ended June 30, 2017, consists of the consolidated statement of cash flows of the Group. The consolidated statement of cash flows for the six month period ended June 30, 2016, of the consolidated statement of cash flows of the Group for the four month period ended June 30, 2016 and the combined statement of cash flows of the Company’s businesses aggregated as a combined group for the two month period ended March 1, 2016.

These interim consolidated financial statements are presented in thousands of Chilean pesos (unless otherwise stated) which is the Company’s functional and presentation currency.

Principles applied in preparing the Combined Financial Statements

The following summarizes the accounting and other principles applied in preparing the combined financial statements. Management considers that the allocations described below were made on a reasonable basis, but are not necessarily indicative of the costs that would have been incurred if the Company aggregated as a combined group (hereinafter “the Combined Group”) had been a stand-alone entity

Net assets of the Parent (equity)

Prior to the Separation, the Combined Group had not previously formed a separate legal group nor presented any stand-alone financial statements, and accordingly it was not conceivable to present share capital or an analysis of equity reserves. The net assets of the Combined Group were represented by capital invested in the Combined Group and were shown as “Equity” using the same captions as those used by Enersis. Issued capital, share premium and retained earnings of Enersis were allocated to Enersis Chile based on net assets value ratio assigned to it. Other reserves (which were primarily composed of the equity effects of past reorganizations, business combinations under common control, residual effects of first-time adoption of IFRS and the equity effects of the recent Spin-Off) were allocated considering the transaction and circumstances that led to creation of these reserves.

Cash and cash equivalents

Cash and cash equivalents of the foreign subsidiaries of Enersis were excluded from the combined financial statements.

In addition, the cash and cash equivalents balance of Enersis, on a stand-alone basis, was allocated using the following criteria:

(i) Cash and cash equivalents from the proceeds from the capital increase carried out in 2013 were excluded from the combined financial statements; and

(ii) Cash and cash equivalents remaining after excluding the 2013 capital increase proceeds, were allocated based on the exercise carried out by Enersis’ management, the ratios obtained for the division of the cash and cash equivalents, were as follows:

	Proportion of Net Assets Market Value
Entity	Chile	Américas
Enersis	42%	58%
Endesa S.A.	66%	34%
Chilectra S.A.	63%	37%

Intercompany balances and transactions with related companies

Intercompany balances with successors of Enersis were allocated by identifying the entity that provided/received the service as well as the nature of it. Intercompany balances with the Company were eliminated in full for the purpose of the combined financial statements. Intercompany balances with Enel Américas are included in the combined financial statements and disclosed as accounts with related companies.

Debt instruments and related interest expenses, exchange differences and effects of hedge accounting strategies

Financial debt and related interest expenses and exchange rate differences of the Chilean subsidiaries of Enersis were included in the combined financial statements. Financial debt and related interest expenses and exchange rate differences of Enersis stand-alone was 100% allocated to Enel Americas and were not included in the combined financial statements.

In relation to derivative instruments designated as hedging instruments for the Chilean subsidiaries of Enersis, these were included in the combined financial statements. Enersis’ management adopted as a criterion to keep the strategies of hedge accounting. Therefore, all effects on the statement of financial position, income and other comprehensive income were assigned to the specific companies to which the hedged items were assigned. In the case of Enersis on a stand-alone basis, the main items covered by the hedging strategies were related to debt (hedging exposure to foreign currency debt and variability in interest rates). Therefore, the main derivative instruments associated with such hedging strategies were assigned accordingly to Enel Américas, the entity that assumed 100% of the debt of Enersis stand-alone entity, or the Company, as applicable.

Personnel, salary expenses other employee benefits

For purposes of properly distributing the accounting effect of personnel from Enersis on a stand-alone basis between the Company and Enel Américas, the Enersis’ management defined as a criterion to identify those personnel whose main activities were related 100% to the operations based in Chile under Enersis. This group of employees was assigned to the Company. On the other hand, management also identified those employees whose main activities related 100% to foreign operations. This group of employees was assigned to Enel Américas.

All remaining personnel, who divide their main activities between the Chilean operations of Enersis and foreign operations, were assigned to the Company, meaning that from the date of the Spin-Off, those employees would identify the activities offered to foreign operations of Enersis and vice-versa. The existing contracts of inter-company provision of services between foreign and local businesses ensure reimbursement of the incurred costs of these employees that were allocated based on the time dedicated to activities offered to the Company’s entities from their total available time.

The table below sets forth the breakdown of employees allocated to the Company and Enel Américas:

	Employee Allocation
Entity	Chile	Américas
Enersis	391	87
Endesa S.A.	925	7
Chilectra S.A.	668	2

Total	1,984	96

Once the allocation of personnel was determined Enersis management applied the following criterion to the division of all the personnel related accounts in the statements of financial position and comprehensive income that were associated with the costs directly related to the personnel, such as wages and salaries, post-employment benefit obligations expense and social security and other benefits, travel expenses, etc. In this regard their allocation was performed based on the specific assignment of the related personnel to the Combined Group, as described above.

Other share costs

The combined statements of income include expense allocations for certain corporate functions provided by Enersis, including, but not limited to, human resources administration, treasury, risk management, internal audit, accounting, tax, legal, insurance, medical services, information technology support, communication management, and other shared services. These expenses were allocated to the Company and Enel Américas based on a specific identification basis, and in other cases these expenses were allocated by Enersis based on a pro-rata basis of headcount or some other basis depending on the nature of the allocated cost. Management considers the basis on which the expenses were allocated to reasonably reflect the utilization of services provided to or the benefit received by the Company during the periods presented.

Dividends receivable and payable

The criterion defined by Enersis’ management to allocate to both the Company as well as to Enel Américas a portion of dividends receivable accounts from Enersis stand-alone as of the date of the Spin-Off, was based mainly on identifying the origin of each one of those dividends. If the dividends come directly from a Chilean subsidiary, these dividends were allocated 100% to the Company.

Income tax

The tax effect (income statement and income tax provision) related to the Chilean subsidiaries of Enersis was included in the combined financial statements and was calculated using the statutory corporate tax rates according to the jurisdiction where the pre-tax income was originated.

In addition, for the tax effect in the income statement of Enersis on a stand-alone basis it was allocated to the combined financial statements by determining a hypothetical taxable income as if the Company and Enel Américas had operated as separate taxpayers. However, and from a tax point of view, there is currently only one taxpaying company, which is Enersis’ successor Enel Américas. Accordingly, income tax payable by Enersis was allocated to the combined financial statements.

In relation to deferred tax assets and liabilities, these were assigned to the Company and Enel Américas, taking into account the underlying assets and liabilities, whose respective temporary differences have originated such deferred taxes.

Other working capital accounts

Working capital items such as accounts receivable, accounts payable and inventories that were directly attributable to the Chilean operations of the Combined Group were included in the combined financial statements.

2.2	New accounting pronouncements

a) Accounting pronouncements effective from January 1, 2017:

Amendments and Improvements	Mandatory application for annual periods beginning on or after:

Amendment to IAS 12: Recognition of Deferred Tax Assets for Unrealized Losses

The purpose of the amendments to IAS 12 “Income Taxes” is to provide requirements on recognition of deferred tax assets for unrealized losses, and clarify how to account for deferred tax assets related to debt instruments measured at fair value.

January 1, 2017

Amendment to IAS 7: Disclosure Initiative

The amendments to IAS 7 “Statement of Cash Flows” are part of the IASB’s initiative aimed at improving presentation and disclosure of information in the financial statements. The amendments add additional disclosure requirements relating to financing activities in the statement of cash flows.

January 1, 2017

Annual Improvements to IFRS (2014 – 2016 Cycle)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in IFRS 12 “Disclosures of Interests in Other Entities”.

January 1, 2017

The amendments and improvements to the standards, which came into effect on January 1, 2017, had no significant effect on the consolidated financial statements of the Company and its subsidiaries. Reconciliation of liabilities arising from financing activities as required by IAS 7 is being provided in Note 6.

b) Accounting pronouncements effective from January 1, 2018 and subsequent periods:

As of the date of issue of these consolidated financial statements, the following accounting pronouncements had been issued by the IASB, but their application was not yet mandatory:

New Standards	Mandatory application for annual periods beginning on or after:
IFRS 9: Financial Instruments	January 1, 2018
IFRS 15: Revenue from Contracts with Customers.	January 1, 2018
IFRS 16: Leases	January 1, 2019

•	IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Group does not expect to early adopt the Standard.

IFRS 9 brings together all three phases of the IASB’s project on financial instruments: (i) classification and measurement, (ii) impairment and (iii) hedge accounting.

(i)	Classification and measurement

IFRS 9 introduces a new classification approach for financial assets, based on two concepts: the characteristics of the contractual cash flows of the financial assets and the business model of the entity. Under this new approach, the four classification categories of IAS 39 are replaced by the following three categories:

•	Amortized cost, if the financial assets are held within a business model whose objective is to collect contractual cash flows;

•	Fair value through other comprehensive income, if the financial assets are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	Fair value through profit or loss, a residual category which consists of financial instruments that are not held within any of the two business models previously discussed, including those held for trading and those designatet at fair value on initial recognition.

For financial liabilities, IFRS 9 retains largely the existing requirements in IAS 39, with certain specific modifications, under which most of the financial liabilities are measured at amortized cost, and allowing to designate a financial liability to be measure at fair value through profit or loss, if certain criteria are met.

However, IFRS 9 introduces new requirements for financial liabilities designated at fair value through profit or loss, which states that under certain circumstances, changes in fair value originated by the variation of an entity’s own credit risk will be recognized in other comprehensive income. This section of the Standard can be early applied, without applying the full Standard.

(ii)	Impairment

The new impairment model in IFRS 9 is based on expected credit losses, as opposed to the incurred loss model in IAS 39. Consequently, under IFRS 9 impairment losses will be recognized, as a general rule, earlier than current practice.

The new impairment model will be applied to financial assets measured at amortized cost and those measured at fair value through other comprehensive income. The allowance for impairment losses will be measured based on:

•	12-month expected credit losses; or

•	Lifetime expected credit losses, if the credit risk of a financial asset at the reporting date has increased significantly since initial recognition.

The standard allows the application of a simplified approach for trade receivables, contract assets and lease receivables so that the impairment is always recognized in reference to the lifetime expected credit losses for the asset.

(iii)	Hedge Accounting

IFRS 9 introduces a new model for hedge accounting in order to more closely align the accounting treatment with risk management activities of the entities and to establish a new principle-based approach. The new model will enable entities to better reflect risk management activities in the financial statements, and allow more items to be eligible as hedged items, such as: non-financial risk component, net positions, and aggregated exposures (i.e., a combination of derivative and non-derivative exposure).

The most significant changes in relation to hedging instruments compared to hedge accounting methodology in IAS 39, is the possibility to defer in other comprehensive income the time value of options, forward points in forward contracts, and foreign currency basis spread, until the hedged item impacts profit or loss.

IFRS 9 also eliminates the current quantitative requirement for hedge effectiveness test, under which the results of the retrospective testing must be within a range of 80-125 percent. This will allow to align hedge effectiveness wirh risk management by demonstrating the existence of an economic relationship between the hedging instrument and the hedged item

When initially applying IFRS 9, the Group may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 instead of the requirements in IFRS 9. The Group’s current plan is that it will elect to apply the new requirements of IFRS 9.

The actual impact of applying IFRS 9 to the 2018 Group’s consolidated financial statements is still unknown and a reliable estimate cannont be made, since it will be dependant on the financial instruments held by the Group, as well as, the choices and accounting judgments made during the implementation period. However, the Group began a transition project involving the three application areas:

•	Classification and measurement: Based on a preliminary assessment, the Group believes that the new classification and measurement requirements for financial assets and financial liabilities, if applied as of June 30, 2017, it would have not had a material impact on its consolidated financial statements.

•	Impairment: The Group is carrying out a preliminary assessment of the financial assets focusing on trade receivables as they represent most of the credit exposure of the Group. In the current stage of the analysis, it is not possible to provide a reasonable estimate of the potential impact of the new Standard in relation to this matter.

•	Hedge accounting: The implementation project of the new model includes an assessment of current hedging relationships and the analysis of the new strategies that can be applied under IFRS 9. The Group believes that all existing hedge relationships that are currently designated in effective hedging relationships will still qualify for hedge accounting under IFRS 9.

This preliminary assessment is based on current available information and, therefore, are subject to changes from more detail analysis to be performed or new available information in the future.

•	IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15, the Standard is applicable to all contracts with customers, with certain exemptions. The new revenue standard supersedes all current revenue recognition standards:

•	IAS 11 Construction Contracts;

•	IAS 18 Revenue;

•	IFRIC 13 Customer Loyalty Programs;

•	IFRIC 15 Agreements for the Construction of Real Estate;

•	IFRIC 18 Transfers of Assets from Customers; and

•	SIC-31 Revenue – Barter Transactions Involving Advertising Services.

The standard shall be applied for annual periods beginning on or after January 1, 2018, either under a full retrospective method or a modified retrospective method. Early adoption is permitted. The Group preliminarily plans to adopt the new standard on the required effective date using the modified retrospective method. Consequently, the Group will apply IFRS 15 retrospectively only to those contracts effective on the initial application date, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings of the annual reporting period that includes the date of initial application.

This new Standard introduces a general framework for recognition and measurement of revenue, based on the core principle that revenues are recognized for an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring promised goods or services to customers. This core principle shall be applied using a five-step approach to revenue recognition: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contracts; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 requires more detailed disclosures than the current requirements. The disclosure requirements represent a significant change as compared to current practice and increase significantly the volume of disclosures to be included in the Group’s financial statements.

In April 2016, the IASB issued amendments to IFRS 15 to clarify certain requirements and to provide additional practical expedients for transition. The amendments are mandatorily effective on the same date as the Standard, i.e., January 1, 2018.

The Group began a project to identify and measure the potential impacts on its financial statements of applying IFRS 15. In the current stage of the analysis, still in progress, the assessment has been focused on the key requirements of IFRS 15: identifying the contractual performance obligations; contracts with multiple obligations; contracts with variable consideration and timing of recognition; analysis of principal versus agent considerations; recognition of costs to obtain and fulfill a contract; and disclosures to be provided to comply with the Standard.

Based on a preliminary assessment, the Group has determined that if applied as of June 30, 2017, the new Standard would not have had a material effect on Enel Chile’s interim consolidated financial statements. During 2017, in accordance with the internally established schedule to IFRS 15 implementation, the Group will evaluate and implement changes and improvements in the systems, internal control, policies and procedures, necessary to gather the required information for the new disclosure requirements.

•	IFRS 16 - Leases

In January 2016, the IASB published IFRS 16, which establishes recognition, measurement, presentation and disclosure principles for lease agreements. IFRS 16 supersedes IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases—Incentives, and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard is effective for annual periods beginning on or after January 1, 2019. Early application is permitted for entities that apply IFRS 15 at or before the date of initial application of IFRS 16. The Group does not plan to early adopt the Standard.

Although IFRS 16 substantially retains the definition of a lease in IAS 17, the main change is the incorporation of the “control” concept within the new definition. In relation to the accounting treatment for a lessee and a lessor, the new Standard states the following.

i)	Lessee accounting: IFRS 16 requires lessees to account for all leases under a single model, similar to accounting for finance leases under IAS 17. As a result, at the date of commencement of a lease, the lessee will recognize on the statement of financial position a right-to-use asset and a lease liability for the future payments. Subsequent to initial recognition it will recognize in the statement of profit or loss the depreciation expense of the asset separately from the interest related to the liability. The standard provides two voluntary recognition exceptions for low-value leases and short-term leases.

ii)	Lessor accounting: Under IFRS 16 is substantially unchanged from current accounting under IAS 17. Lessors will continue to classify leases using the same classification principles as in IAS 17 as operating and finance leases.

IFRS 16 provides a series of practical expedients for the transition, both for the definition of a lease and for retrospective application of the standard. The Group has not yet decided if it will use certain or all of the practical expedients.

The Group is currently carrying out an assessment of the potential impact of IFRS 16 on its consolidated financial statements. The quantitative effect will depend on, among others, the chosen transition method, the extent to which the Group uses the practical expedients and recognition exemptions, and any additional lease contract entered into by the Group in the future. The Group expects to disclose its transition method selected and quantitative information before the initial application of the standard.

Standards, Interpretations and Amendments	Mandatory application for annual Periods beginning on or after:

IFRIC 22: Foreign Currency Transactions and Advance Consideration

This interpretation addresses the exchange rate to be used in foreign currency transactions when the consideration is paid or received before recognizing related revenues, expenses or assets.

January 1, 2018

Annual Improvements to IFRS (Cycles 2014-2016)

Annual improvements correspond to a series of minor amendments clarifying, correcting or eliminating redundancy in the following standards: IFRS 1 “First-time Adoption of IFRS and IAS 28 “Investments in Associates and Joint Ventures”.

January 1, 2018

Amendment to IFRS 2: Classification and Measurement of Share-based Payment Transactions

The amendments provide specific accounting requirements for: (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments; (ii) share-based payment transactions with a net settlement feature for withholding tax obligations; and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.

January 1, 2018

Amendments to IAS 40: Transfers of investment property

The IASB issued this amendment to clarify that a change in management’s intentions for the use of a property by itself does not constitute evidence of a change in use and not a sufficient reclassification criteria.

January 1, 2018

IFRIC 23: Uncertainty over income tax treatments

This interpretation clarifies the recognition and measurement requirements in IAS 12 “Income taxes” when there is uncertainty over an income tax treatment. The Interpretation addresses the following topics: whether an entity considers uncertain tax treatments separately; the assumptions an entity makes about the examination of tax treatments by taxation authorities; how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates; and how an entity considers changes in facts and circumstances..

January 1, 2019

Amendment to IFRS 10 and IAS 28: Sale or Contribution of Assets

The amendment corrects an inconsistency between IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” relating to the accounting treatment of the sale or contributions of assets between an Investor and its Associate or Joint Venture.

The IASB decided to postpone the effective date of application of the amendment, until obtaining the results of its research Project on the equity method of accounting.

Effective date deferred indefinitely.

The Group is currently assessing the potential impact that IFRIC 23 may have at the date of its initial application. In Management’s opinion, the application of the foregoing new interpretation, amendments and annual improvements is not expected to have a significant effect on the consolidated financial statements of the Company and its subsidiaries.

2.3 Responsibility for the information, judgments and estimates provided

Management is responsible for the information contained in these interim consolidated financial statements and expressly states that all IFRS principles and standards, as issued by the IASB, have been fully implemented.

In preparing the interim consolidated financial statements, certain judgments and estimates made by management have been used to quantify some of the assets, liabilities, income, expenses and commitments recorded in the statements.

The most important areas were critical judgment is required are:

•	The identification of Cash Generating Units (CGU) for impairment testing (see Note 3.e).

•	The hierarchy of information used to measure assets and liabilities at fair value (see Note 3.h)

The estimates refer basically to:

•	The valuations performed to determine the existence of impairment losses among tangible and intangible assets and goodwill (see Note 3.e).

•	The assumptions used to calculate the actuarial liabilities and obligations to employees, such as discount rates, mortality tables, salary raises, etc. (see Notes 3.l.1 and 23).

•	The useful life of property, plant and equipment, and intangible assets (see Notes 3.a and 3.d).

•	The assumptions used to calculate the fair value of financial instruments (see Notes 3.h and 20).

•	Energy supplied to customers whose meter readings are pending.

•	Certain assumptions inherent in the electricity system affecting transactions with other companies, such as production, customer billings, energy consumption, etc. that allow for estimating electricity system settlements that must occur on the corresponding final settlement dates, but that are pending as of the date of issuance of the consolidated financial statements and could affect the balances of assets, liabilities, income and expenses recorded in the statements (See Appendix 6.2).

•	The probability that uncertain or contingent liabilities will be incurred and their related amounts (see Note 3.l).

•	Future disbursements for the closure of facilities and restoration of land, as well as the discount rates to be used (see Note 3.a).

•	The tax results of the various subsidiaries of the Group that will be reported to the respective tax authorities in the future, and that have served as the basis for recording different balances related to income taxes in these interim consolidated financial statements (see Note 3.o).

•	The fair values of assets acquired and liabilities assumed, and any pre-existing interest in an entity acquired in a business combination.

Although these judgments and estimates have been based on the best information available on the issuance date of these interim consolidated financial statements, future events may occur that would require a change (increase or decrease) to these estimates in subsequent periods. This change would be made prospectively, recognizing the effects in the corresponding future consolidated financial statements.

2.3.1 Changes in accounting estimates

The Company carried out a new study on useful lives allocated to the Group’s main items of property, plant and equipment. The results of such study indicated that there is sufficient evidence to conclude that it is necessary to revised the remaining useful lives of certain assets, so as to them to better reflect the period over which these assets are expected to be available for use.

Based on above, beginning on January 1, 2017, the Company revised the remaining useful lives of certain items of its property, plant and equipment. This change in accounting estimate resulted in a lower depreciation expense of ThCh$5,491,156 for the six month period ended June 30, 2017. It is expected that for the year 2017, the lower depreciation expense will amount to ThCh$10,982,312.

2.4 Subsidiaries

Subsidiaries are defined as those entities controlled either, directly or indirectly, by the Company. Control is exercised if, and only if, the following conditions are met: the Company has i) power over the subsidiary; ii) exposure or rights to variable returns from these entities; and iii) the ability to use its power to influence the amount of these returns.

The Company has power over its subsidiaries when it holds the majority of the substantive voting rights or, should that not be the case, when it has rights granting the practical ability to direct the entities’ relevant activities, that is, the activities that significantly affect the subsidiary’s results.

The Company will reassess whether or not it controls a subsidiary if the facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

Subsidiaries are consolidated as described in note 2.7.

Appendix 1. “Enel Chile Group Subsidiaries” to these interim consolidated financial statements describes the relationship of the Company with each of its subsidiaries.

2.4.1 Unconsolidated companies with an ownership interest of more than 50%

Although the Group holds more than a 50% ownership interest in Centrales Hidroeléctricas de Aysén S.A. (Aysén), it is considered a “joint venture” since the Group, through contracts or agreements with shareholders, exercises joint control of the investee.

2.5 Investment in associates

Associates are those in which the Group, either directly or indirectly, exercises significant influence.

Significant influence is the power to participate in the financial and operational policy decisions of the associate but is not control or joint control over those policies. In assessing significant influence, the Group takes into account the existence and effect of potential exercisable voting rights or convertible at the end of each reporting period, including potential voting rights held by the Company or by another Group entity. In general, significant influence is presumed to be those cases in which the Group has an ownership interest of more than 20%.

Associates are incorporated to the consolidated financial statements using the equity method, as described in note 3.i.

Appendix 3. “Associates and Joint Ventures” to these interim consolidated financial statements describes the relationship of the Company and each of these companies.

2.6 Investment in joint arrangements

Joint arrangements are defined as those entities in which the Group exercises control under an agreement with other shareholders and jointly with them, in other words, when decisions on the entities’ relevant activities require the unanimous consent of the parties sharing control.

Depending on the rights and obligations of the parties, joint arrangements are classified as:

•	Joint ventures: an agreement whereby the parties exercising joint control have rights to the entity’s net assets. Joint ventures are incorporated to the consolidated financial statements using the equity method, as described in note 3.h.

•	Joint operation: an agreement whereby the parties exercising joint control have rights to the assets and obligations with respect to the liabilities relating to the arrangement. Joint operations are incorporated to the consolidated financial statements recognizing the interest in the assets and liabilities held in the joint operation.

In determining the type of joint arrangement in which it is involved, the management of the Group assesses its rights and obligations arising from the arrangement by considering the structure and legal form of the arrangement, the terms agreed by the parties in the contractual arrangement and, when relevant, other facts and circumstances. If facts and circumstances change, the Group reassesses whether the type of joint arrangement in which it is involved has changed.

Currently, the Company is not involved in any joint arrangement that qualifies as a joint operation.

Appendix 3. “Associates and Joint Ventures” to these interim consolidated financial statements describes the relationship of the Company and each of these companies

2.7 Basis of consolidation and business combinations

The subsidiaries are consolidated and all their assets, liabilities, income, expenses, and cash flows are included in the consolidated financial statements once the adjustments and eliminations from intragroup transactions have been made.

The comprehensive income of subsidiaries is included in the consolidated comprehensive income statement from the date when the parent company obtains control of the subsidiary and until the date on which it loses control of the subsidiary.

The operations of the parent company and its subsidiaries have been consolidated under the following basic principles:

1.	At the date the parent obtains control, the subsidiary’s assets acquired and its liabilities assumed are recorded at fair value, except for certain assets and liabilities that are recorded using valuation principles established in other IFRS standards. If the fair value of the consideration transferred plus the fair value of any non-controlling interests exceeds the fair value of the net assets acquired, this difference is recorded as goodwill. In the case of a bargain purchase, the resulting gain is recognized in profit or loss for the period after reassessing whether all of the assets acquired and the liabilities assumed have been properly identified and following a review of the procedures used to measure the fair value of these amounts.

For each business combination, the Group chooses whether to measure the non-controlling interests in the acquiree at fair value or at the proportional share of the net identifiable assets acquired.

If the fair value of all assets acquired and liabilities assumed at the acquisition date has not been completed, the Group reports the provisional values accounted for in the business combination. During the measurement period, which shall not exceed one year from the acquisition date, the provisional values recognized will be adjusted retrospectively as if the accounting for the business combination had been completed at the acquisition date, and also additional assets or liabilities will be recognized to reflect new information obtained on events and circumstances that existed on the acquisition date, but which were unknown to the management at that time. Comparative information for prior periods presented in the financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

For business combinations achieved in stages, the fair value of the equity interest previously held in the acquired company’s equity is measured on the date of acquisition and any gain or loss is recognized in the results for that period.

2.	Non-controlling interests in equity and in the comprehensive income of the consolidated subsidiaries are presented, respectively, under the line items “Total Equity: Non-controlling interests” in the consolidated statement of financial position and “Net Income attributable to non-controlling interests” and “Comprehensive income attributable to non-controlling interests” in the consolidated statement of comprehensive income.

3.	The financial statements of entities with functional currencies other than the Chilean peso are translated as follows:

a.	For assets and liabilities, the prevailing exchange rate on the closing date of the financial statements is used.

b.	For items in the comprehensive income statement, the average exchange rate for the period is used (unless this average is not a reasonable approximation of the cumulative effect of the exchange rates in effect on the dates of the transactions, in which case the exchange rate in effect on the date of each transaction is used).

c.	Equity remains at the historical exchange rate from the date of acquisition or contribution, and retained earnings at the average exchange rate at the date of origination.

d.	Exchange differences arising in translation of financial statements are recognized in the item “Foreign currency translation gains (losses)” in other comprehensive income (see Note 24.3).

In 2015, the assessment of the functional currency of Inversiones GasAtacama Holding Ltda. was revised and we determined the Chilean Peso as its functional currency. Our decision to change the functional currency was made considering that upon integration of operations of this entity it became an extension of its immediate parent Enel Generación Chile, as such, have the same functional currency, that is, the Chilean peso. The change was applied prospectively.

4.	Balances and transactions between consolidated entities were fully eliminated in the consolidation process.

5.	Changes in interests in subsidiaries that do not result in obtaining or losing control are recognized as equity transactions, and the carrying amount of the controlling and non-controlling interests is adjusted to reflect the change in relative interest in the subsidiary. Any difference that may exist, between the value for which a non-controlling interest is adjusted and the fair value of a compensation paid or received, is recognized directly in Equity attributable to the shareholders of Enel Chile.

6.	Business combinations under common control are recorded using, as a reference, the ‘pooling of interest’ method. Under this method, the assets and liabilities involved in the transaction remain reflected at the same carrying amount at which they were recorded in the ultimate controlling company, although subsequent accounting adjustments may need to be made to align the accounting policies of the companies involved.

Any difference between the assets and liabilities contributed to the consolidation and the compensation given is recorded directly in Net equity as a debit or credit to other reserves. The Group does not apply retrospective accounting recognition of business combinations under common control.

3.	ACCOUNTING POLICIES APPLIED.

The main accounting policies used in preparing the accompanying consolidated financial statements are the following:

a)	Property, plant and equipment

Property, plant and equipment are measured at acquisition cost, net of accumulated depreciation and any impairment losses they may have experienced. In addition to the price paid to acquire each item, the cost also includes, where applicable, the following concepts:

•	Financing expenses accrued during the construction period that are directly attributable to the acquisition, construction, or production of qualified assets, which require a substantial period of time before being ready for use such as, for example, electricity generation or distribution facilities. The Group defines “substantial period” as one that exceeds twelve months. The interest rate used is that of the specific financing or, if none exists, the weighted average financing rate of the company carrying out the investment. (See Note 15.b.1).

•	Employee expenses directly related to construction in progress. (See Note 15.b.2).

•	Future disbursements that the Group will have to incur to close its facilities are added to the value of the asset at fair value, recognizing the corresponding provision for dismantling or restoration. The Group reviews its estimate of these future disbursements on an annual basis, increasing or decreasing the value of the asset based on the results of this estimate (See Note 22).

Items for construction work in progress are transferred to operating assets once the testing period has been completed and they are available for use, at which time depreciation begins.

Expansion, modernization or improvement costs that represent an increase in productivity, capacity or efficiency, or a longer useful life are capitalized as increasing the cost of the corresponding assets.

The replacement or overhaul of entire components that increase the asset’s useful life or economic capacity are recorded as an increase in cost for the respective assets, derecognizing the replaced or overhauled components.

Expenditures for periodic maintenance, conservation and repair are recognized directly as an expense for the year in which they are incurred.

The Group, based on the outcome of impairment testing performed as explained in Note 3.e), considers that the carrying amount of assets does not exceed their recoverable amount.

Property, plant and equipment, net of its residual value, is depreciated by distributing the cost of the different items that comprise it on a straight-line basis over its estimated useful life, which is the period during which the Group expects to use the assets. Useful life estimates and residual values are reviewed on an annual basis and if appropriate adjusted prospectively.

The following table sets forth the main categories of property, plant and equipment with their respective estimated useful lives:

Categories of Property, plant and equipment	Years of estimated useful lives (*)
Buildings	10 – 60
Plant and equipment	6 – 65
IT equipment	3 – 15
Fixtures and fittings	2 – 40
Motor vehicles	5 – 10

(*)	Beginning on January 1, 2017, the Company revised the remaining useful lives of certain items of its property, plant and equipment. See Note 2.3.1

Additionally, the following table sets forth more details on the useful lives of plant and equipment items:

Years of estimated useful lives
Generating facilities:
Hydroelectric plants
Civil engineering works	10 – 65
Electromechanical equipment	10 – 40
Fuel oil/coal-fired power plants	25 – 40
Combined cycle power plants	10 – 25
Renewable energy power plants	20
Transmission and distribution facilities:
High-voltage network	10 - 80
Low- and medium-voltage network	10 – 50
Measuring and remote control equipment	10 – 50
Primary substations	6 – 25
Natural gas transport facilities
Pipelines	20

Land is not depreciated since it has an indefinite useful life.

Gains or losses that arise from the sale or disposal of items of Property, plant and equipment are recognized as “Other gains (losses)” in the comprehensive income statement and are calculated by deducting the net carrying amount of the asset and any sales expenses from the amount received in the sale.

b)	Investment property

Investment property includes land and buildings held for the purpose of earning rentals and/or for capital appreciation.

Investment property is measured at acquisition cost less any accumulated depreciation and impairment losses that have been incurred. Investment property, excluding land, is depreciated on a straight-line basis over the useful lives of the related assets.

An investment property is derecognized upon disposal or when no future economic benefits are expected from its use or disposal.

Gains or losses on derecognition of the investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the asset.

The breakdown of the fair value of investment property is detailed in Note 16.

c)	Goodwill

Goodwill arising from business combinations, and reflected upon consolidation, represents the excess value of the consideration paid plus the amount of any non-controlling interests over the Group’s share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date. If the accounting for a business combination is completed within the following year after the acquisition date, and so is the goodwill determination, the entity recognizes the corresponding adjustments to the provisional amounts as if the accounting for the business combination had been completed at the acquisition date. Thus, comparative information for prior periods presented in financial statements is revised as needed, including making any change in depreciation, amortization or other income effects recognized in completing the initial accounting.

Goodwill arising from acquisition of companies with functional currencies other than the Chilean peso is measured in the functional currency of the acquired company and translated to Chilean pesos using the exchange rate effective as of the date of the statement of financial position.

Goodwill is not amortized; instead, at the end of each reporting period or when there are indicators that an impairment might have occurred, the Group estimates whether any impairment loss has reduced its recoverable amount to an amount less than the carrying amount and, if so, an impairment loss is immediately recognized in profit or loss (See Note 3.e).

d)	Intangible assets other than goodwill

Intangible assets are initially recognized at their acquisition cost or production cost, and are subsequently measured at their cost, net of their accumulated amortization and impairment losses they may have experienced.

Intangible assets are amortized on a straight line basis during their useful lives, starting from the date when they are ready for use, except for those with an indefinite useful life, which are not amortized. As June 30, 2017 and of December 31, 2016, there are no significant intangible assets with an indefinite useful life.

An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use or disposal.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset are recognized in profit or loss when the asset is derecognized.

The criteria for recognizing these assets’ impairment losses and, if applicable, recovery of impairment losses recorded in previous periods are explained in Note 3.e below.

d.1) Research and development expenses

The Group recognizes the costs incurred in a project’s development phase as intangible assets in the statement of financial position as long as the project’s technical feasibility and future economic benefits have been demonstrated.

d.2) Other intangible assets

Other intangible assets correspond to computer software, water rights, and easements. They are initially recognized at acquisition or production cost and are subsequently measured at cost less accumulated amortization and impairment losses, if any.

Computer software is amortized (on average) over five years. Certain easements and water rights have indefinite useful lives and, therefore, are not amortized, while others have useful lives ranging from 40 to 60 years, depending on their characteristics, and they are amortized over that term.

e)	Impairment of non-financial assets

During the year, and principally at the end of each reporting period, the Group evaluates whether there is any indication that an asset has been impaired. If any such indication exist, the Group estimates the recoverable amount of that asset to determine the amount of the impairment loss. In the case of identifiable assets that do not generate cash flows independently, the Group estimates the recoverable amount of the Cash Generating Unit (CGU) to which the asset belongs, which is understood to be the smallest identifiable group of assets that generates independent cash inflows.

Notwithstanding the preceding paragraph, in the case of CGUs to which goodwill or intangible assets with indefinite useful lives have been allocated, a recoverability analysis is performed routinely at each period end.

Recoverable amount is the higher of fair value less costs of disposal and value in use, which is defined as the present value of the estimated future cash flows. In order to calculate the recoverable amount of Property, plant, and equipment, as well as of goodwill, and intangible assets, the Group uses value in use criteria in practically all cases.

To estimate value in use, the Group prepares future pre-tax cash flow projections based on the most recent budgets available. These budgets incorporate management’s best estimates of a CGUs’ revenue and costs using sector projections, past experience and future expectations.

In general, these projections cover the next five years, estimating cash flows for subsequent years by applying reasonable growth rates which, in no case, are increasing rates nor exceed the average long-term growth rates for the particular sector and country in which the Group operates. For the year ended December 31, 2016, projections were extrapolated from a range of 4.6% - 4.7% growth rates.

Future cash flows are discounted to calculate their present value at a pre-tax rate that covers the cost of capital for the business activity and the geographic area in which it is being carried out. The time value of money and risk premiums generally used among analysts for the business activity and the geographic zone are taken into account to calculate the pre-tax rate.

The the minimum and maximum pre-tax discount rates applied in 2016, expressed in nominal terms were 8.1% and 12.2%, respectively.

If the recoverable amount of the CGU is estimated to be less than the net carrying amount of the asset, the corresponding impairment loss is recognized for the difference, and charged to “Reversal of impairment loss (impairment loss)” recognized in profit or loss” in the consolidated statement of comprehensive income. The impairment is first allocated to reduce the carrying amount of any goodwill allocated to the CGU, and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit. The carrying amount of an asset is not reduced below the highest of fair value less costs of disposal, its value in use; or zero.

Impairment losses recognized for an asset in prior periods are reversed when there are indications that the impairment loss no longer exists or may have decreased, thus increasing the asset’s carrying amount with a credit to earnings. The increase in the asset’s carrying amount shall not exceed that carrying amount that would have been determined had no impairment loss been recognized for the asset. Goodwill impairment losses are not reversed in subsequent periods.

f)	Leases

In order to determine whether an arrangement is, or contains, a lease, the Group assesses the economic substance of the agreement, in order to determine whether fulfillment of the arrangement depends on the use of a specific asset and whether the agreement conveys the right to use an asset. If both conditions are met, at the inception of the arrangement the Group separates the payments and other considerations relating to the lease, at their fair values, from those corresponding to other components of the agreement.

Leases that substantially transfer all the risks and rewards of ownership to the Group are classified as finance leases. All others leases are classified as operating leases.

Finance leases in which the Group acts as a lessee are recognized at the inception of the arrangement. At that time, the Group records an asset based on the nature of the lease and a liability for the same amount, equal to the fair value of the leased asset or the present value of the minimum lease payments, if the latter is lower. Subsequently, the minimum lease payments are apportioned between finance expenses and reduction of the lease obligation. Finance expenses are recognized immediately in the income statement and allocated over the lease term, so as to achieve a constant interest rate on the remaining balance of the liability. Leased assets are depreciated on the same terms as other similar depreciable assets, as long as there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If no such certainty exists, the leased assets are depreciated over the shorter of the useful lives of the assets and their lease term.

In the case of operating leases, payments are recognized as an expense in the case of the lessee and as income in the case of the lessor, both on a straight-line basis, over the term of the lease unless another type of systematic basis of distribution is deemed more representative.

g)	Financial instruments

Financial instruments are contracts that give rise to both a financial asset in one entity and a financial liability or equity instrument in another entity.

g.1) Financial assets other than derivatives

The Group classifies its financial assets other than derivatives, whether permanent or temporary, except for investments accounted for using equity method (See 3.i) and those held for sale, into four categories:

•	Loans and account receivables: Trade and other receivables and accounts receivable from related companies are recognized at amortized cost, which is the initial fair value less principal repayments made, plus accrued and uncollected interest, calculated using the effective interest method.

The effective interest method is used to calculate the amortized cost of a financial asset or liability (or group of financial assets or financial liabilities) and of allocating finance income or cost over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash flows to be received or paid over the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability.

•	Held-to-maturity investments: Investments that the Group intends to hold and is capable of holding until their maturity are accounted for at amortized cost as defined in the preceding paragraph.

•	Financial assets at fair value with changes in net income: This category includes the trading portfolio and those financial assets that have been designated as such upon initial recognition and that are managed and evaluated on a fair value basis. They are measured in the consolidated statement of financial position at fair value, with changes in value recorded directly in income when they occur.

•	Available-for-sale financial assets: These are financial assets specifically designated as available-for-sale or are not classify within any of the three preceding categories.

These investments are recognized in the consolidated statement of financial position at fair value when it can be reliably determined. For investments in equity instruments in unlisted companies or companies with lower levels of liquidity, normally the fair value cannot be reliably measured. When this occurs, those investments in equity instruments are measured at cost less impairment losses, if any.

Changes in fair value, net of taxes, are recognized in other comprehensive income, until the investments are disposed of, at which time the amount accumulated in other comprehensive income is reclassified to profit or loss.

If the fair value is lower than cost, and if there is objective evidence that the asset has been more than temporarily impaired, the difference is recognized directly in profit or loss.

Purchases and sales of financial assets are accounted for using their trade date.

g.2) Cash and cash equivalents

This item within the consolidated statement of financial position includes cash and bank balances, time deposits, and other highly liquid investments (with original maturity of less than or equal to 90 days) that are readily convertible to cash and are subject to insignificant risk of changes in value.

g.3) Impairment of financial assets

The following criteria are used to determine if a financial asset has been impaired:

•	For trade receivables in the electricity generation, transmission and distribution segments, the Group’s policy is to recognize impairment losses when there is objective evidence that the balance will not be recoverable. In general terms, the Group’s entities has a defined policy to recognize an allowance for impairment losses based on the aging of past-due balances, except in those cases where a specific collective basis analysis is recommended, such as in the case of receivables from government-owned companies (See Note 8).

•	In the case of receivables of a financial nature, that are included in the “Loan and receivables” and “Investment held-to-maturity”, impairment is determined on case-by-case basis and is measured as the difference between the carrying amount and the present value of the future estimated cash flows discounted at the original effective interest rate (See Notes 7 and 20).

•	For financial investments available-for-sale, the criteria for impairment applied are described in Note 3.g.1.

g.4) Financial liabilities other than derivatives

Financial liabilities are recognized based on cash received, net of any costs incurred in the transaction. In subsequent periods, these obligations are measured at their amortized cost using the effective interest rate method (see Note 3.g.1).

In the particular case that a liability is the hedged item in a fair value hedge, as an exception, such liability is measured at its fair value for the portion of the hedged risk.

In order to calculate the fair value of debt, both when it is recorded in the statement of financial position and for fair value disclosure purposes as shown in Note 20, debt has been divided into fixed interest rate debt (hereinafter “fixed-rate debt”) and variable interest rate debt (hereinafter “floating-rate debt”). Fixed-rate debt is that on which fixed-interest coupons established at the beginning of the transaction are paid explicitly or implicitly over its term. Floating-rate debt is that debt issued at a variable interest rate, i.e., each coupon is established at the beginning of each period based on the reference interest rate. All debt has been measured by discounting expected future cash flows with a market interest rate curve based on the payment currency.

g.5) Derivative financial instruments and hedge accounting

Derivatives held by the Group are transactions entered into to hedge interest and/or exchange rate risk, intended to eliminate or significantly reduce these risks in the underlying transactions being hedged.

Derivatives are recorded at fair value at the end of each reporting period as follows: if their fair value is positive, they are recorded within “Other financial assets”; and if their fair value is negative, they are recorded within “Other financial liabilities.” For derivatives on commodities, the positive fair value is recorded in “Trade and other receivables,” and negative fair values are recorded in “Trade and other liabilities.”

Changes in fair value are recorded directly in profit or loss, except when the derivative has been designated for hedge accounting purposes as a hedge instrument (in a cash flow hedge) and all of the conditions for applying hedge accounting are met, including that the hedge be highly effective. In this case, changes are recognized as follows:

•	Fair value hedges: The underlying portion for which the risk is being hedged (hedged risk) and the hedge instrument are measured at fair value, and any changes in value of both items are recognized in the statement of comprehensive income by offsetting the effects in the same comprehensive income statement account.

•	Cash flow hedges: Changes in fair value of the effective portion of the hedged item and hedge instrument are recognized in other comprehensive income an accumulated in an equity reserve known as “Reserve for cash flow hedges.” The cumulative gain or loss in this reserve is reclassified to the statement of comprehensive income to the extent that the hedged item impacts the statement of comprehensive income offsetting the effect in the same comprehensive income statement account. Gains or losses from the ineffective portion of the hedging relationship are recorded directly in the statement of comprehensive income.

A hedge relationship is considered highly effective when changes in fair value or in cash flows of the underlying item directly attributable to the hedged risk are offset by changes in fair value or cash flows of the hedging instrument, with an effectiveness ranging from 80% to 125%.

As a general rule, long-term commodity purchases or sales agreements are recognized in the statement of financial position at their fair value at the end of each reporting period, recognizing any differences in value directly in profit or loss, except for, when all of the following conditions are met:

•	The sole purpose of the agreement is for the Group’s own use, which is understood as: (i) in the case of fuel purchase agreements its used to generate electricity; (ii) in the case of electrical energy purchased for sale, its sale to the end-customers; and, (i) in the case of electricity sales its sale to the end-customers.

•	The Group’s future projections evidence the existence of these agreements for its own use.

•	Past experience with agreements evidence that they have been utilized for the Group’s own use, except in certain isolated cases when for exceptional reasons or reasons associated with logistical issues have been used beyond the control and projection of the Group.

•	The agreement does not stipulate settlement by differences and the parties have not made it a practice to settle similar contracts with differences in the past.

The long-term commodity purchase or sale agreements maintained by the Group, which are mainly for electricity, fuel, and other supplies, meet the conditions described above. Thus, the purpose of fuel purchase agreements is to use them to generate electricity, electricity purchase contracts are used to sell to end-customers, and electricity sale contracts are used to sell the Group’s own products.

The Group also evaluates the existence of derivatives embedded in contracts or financial instruments to determine if their characteristics and risk are closely related to the host contract, provided that when taken as a whole they are not being accounted for at fair value. If they are not closely related, they are recorded separately and changes in value are accounted for directly in profit or loss.

g.6) Derecognition of financial assets and liabilities

Financial assets are derecognized when:

•	The contractual rights to receive cash flows from the financial asset expire or have been transferred or, if the contractual rights are retained, the Group has assumed a contractual obligation to pay these cash flows to one or more recipients.

•	The Group has substantially transferred all the risks and rewards of ownership of the financial asset, or, if it has neither transferred nor retained substantially all the risks and rewards, when it does not retain control of the financial asset.

Transactions in which the Group retains substantially all the inherent risks and rewards of ownership of the transferred asset, it continues recognizing the transferred asset in its entirety and recognizes a financial liability for the consideration received. Transactions costs are recognized in profit and loss by using the effective interest method (See Note 3.g.1).

Financial liabilities are derecognized when they are extinguished, that is, when the obligation arising from the liability has been paid or cancelled, or has expired.

g.7) Offsetting financial assets and liabilities.

The Group offsets financial assets and liabilities and the net amount is presented in the statement of financial position when, and only when:

•	There is a legally enforceable right to set off the recognized amounts; and

•	There is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

g.8) Financial guarantee contracts

Financial guarantee contracts, such as guarantees given by the Group to third parties, are initially recognized at fair value, adjusting the transaction costs that are directly attributable to the issuance of the guarantee.

Subsequently to initial recognition, financial guarantee contracts are measured at the higher of:

•	the amount determined under accounting policy describe in Note 3.l; and

•	the amount initially recognized less, when appropriate, any accumulated amortization.

h)	Measurement of fair value

The fair value of an asset or liability is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market, namely, the market with the greatest volume and level of activity for that asset or liability. In the absence of a principal market, it is assumed that the transaction is carried out in the most advantageous market available to the entity, namely, the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

In estimating fair value, the Group uses valuation techniques that are appropriate for the circumstances and for which there are sufficient data to conduct the measurement. The Group maximizes the use of relevant observable data and minimizes the use of unobservable data.

Considering the hierarchy of the data used in these valuation techniques, the assets and liabilities measured at fair value can be classified into the following levels:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices). The methods and assumptions used to determine the fair values at Level 2 by type of financial asset or financial liability take into consideration estimated future cash flows discounted at zero coupon interest rate curves for each currency. All the valuations described are carried out using external tools, such as “Bloomberg”.

Level 3:	Inputs for assets or liabilities that are not based on observable market data (unobservable inputs).

The Group takes into account the characteristics of the asset or liability when measuring fair value, in particular:

•	For non-financial assets, fair value measurement takes into account the ability of a market participant to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use;

•	For liabilities and equity instruments, the fair value measurement assumes that the liability would not be settled and an equity instrument would not be cancelled or otherwise extinguished on the measurement date. The fair value of the liability reflects the effect of non-performance risk, namely, the risk that an entity will not fulfill the obligation, which includes, but is not limited to, the Group’s own credit risk;

•	For derivatives not quoted in an organized market, the Group measures fair value by using the discounted cash flow method and generally accepted options valuation models, based on current and future market conditions as of year-end. This methodology also adjusts the value based on the Company’s own credit risk (Debt Valuation Adjustment, DVA), and the counterparty risk (Credit Valuation Adjustment, CVA). These CVA and DVA adjustments are measured on the basis of the potential future exposure of the instrument (creditor or borrower position) and the risk profile of both the counterparties and the Group itself.

•	In the case of financial assets and financial liabilities with offsetting positions in market risks or counterparty credit risks, it is permitted to measure the fair value on a net basis. However, this must be consistent with the manner in which market participants would price the net risk exposure at the measurement date.

Financial assets and liabilities measured at fair value are disclosed in Note 20.3.

i)	Investments accounted for using the equity method

The Group’s interests in joint ventures and associates are recognized using the equity method.

Under the equity method, an investment in an associate or joint venture is initially recognized at cost. As of the acquisition date, the investment is recognized in the statement of financial position based on the share of its equity that the Group’s interest represents in its capital, adjusted for, if appropriate, the effect of transactions with Group’s entities, plus any goodwill generated in acquiring the entity. If the resulting amount is negative, zero is recorded for that investment in the statement of financial position, unless the Group has a present obligation (either legal or constructive) to support the investee’s negative equity situation, in which case a provision is recognized.

Goodwill from associates or joint ventures is included in the carrying amount of the investment. It is not amortized but is subject to impairment testing as part of the overall investment carrying amount when impairment indicators exist.

Dividends received from these investments are deducted from the carrying amount of the investment, and any profit or loss obtained from them to which the Group is entitled based on its ownership interest is recognized under “Share of profit (loss) of associates accounted for using equity method.”

Appendix 3. “Associates and Joint Ventures” to these interim consolidated financial statements describes the relationship of the Company and each of these companies.

j)	Inventories

Inventories are measured at their weighted average acquisition cost or the net realizable value, whichever is lower.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

k)	Non-current assets held for sale and discontinued operations

Non-current assets, including property, plant and equipment; intangible assets; investments accounted for using the equity method, joint ventures, and disposal groups (a group of assets to be disposed of and the liabilities directly associated with those assets), are classified as:

•	Held for sale, if their carrying amount will be recovered principally through a sale transaction rather than through continuing use

•	Held for distribution to owners, when the Company is committed to distribute the asset (or disposal group) to the owners.

For the above classification, the assets must be available for immediate sale or distribution in their present condition and its sale or distribution is highly probable. For this transaction to be considered highly probable, management must be committed to the sale or distribution and actions to complete the transaction must have been initiated and should be expected to be completed within one year from the date of classification.

Actions required to complete the sale or distribution plan should indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The probability of shareholders’ approval (if required in the jurisdiction) should be considered as part of the assessment of whether the sale or distribution is highly probable.

Non-current assets or disposal groups held-for-sale or held for distribution to owners are measured at the lower of their carrying amount and fair value less costs to sell or costs to distribute, as appropriate.

Depreciation and amortization on these assets cease when they meet the criteria to be classified as non-current assets held for sale or held for distribution to owners.

Assets that are no longer classified as held for sale or held for distribution to owners, or are no longer part of a disposal group, are measured at the lower of their carrying amounts before being classified as held for sale or held for distribution less any depreciations, amortizations or revaluations that would have been recognized if they had not been classified as held for sale or held for distribution to owners and their recoverable amount at the date of subsequent decision where would be reclassified as non-current assets.

Non-current assets held for sale and the components of the disposal groups classified as held for sale or held for distribution to owners are presented in the consolidated statement of financial position as a single line item within assets called “Non-current assets or disposal groups held for sale or for distribution to owners,” and the respective liabilities are presented as a single line item within liabilities called “Liabilities included in disposal groups held for sale or for distribution to owners.”

The Group classifies as discontinued operations those components of the Group that either have been disposed of, or are classified as held for sale, and:

(i)	represents a separate major lines of business or geographical area of operations;

(ii)	is a part of a single coordinated plan to dispose a separate major line of business or geographical area of operations; or

(iii)	is a subsidiary acquired exclusively with a view to resale.

The components of profit or loss after taxes from discontinued operations and the post-tax gain or loss recognized on the measurement to fair value less costs to sell or on the disposal of the assets or groups constituting the discontinued operation are presented as a single line item in the consolidated comprehensive income statement as “Income after tax from discontinued operations”.

l)	Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The unwinding of the discount is recognized as finance cost. Incremental legal cost expected to be incurred in resolving a legal claim is included in measuring of the provision.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not result in the recognition of a provision. Legal costs expected to be incurred in defending a legal claim are expensed as they are incurred. Significant contingent liabilities are disclosed unless the likelihood of an outflow of resources embodying economic benefits is remote.

l.1) Provisions for post-employment benefits and similar obligations

Some of the Group’s subsidiaries have pension and similar obligations to their employees. Such obligations, which combine defined benefits and defined contributions, are basically formalized through pension plans, except for certain non-monetary benefits, mainly electricity supply commitments, which, due to their nature, have not been externalized and are covered by the related in-house provisions.

For defined benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. Past service costs relating to changes in benefits are recognized immediately.

The defined benefit plan obligations in the statement of financial position represent the present value of the accrued obligations, adjusted, once the fair value of the different plans’ assets has been deducted, if any.

For each of the defined benefit plans, any deficit between the actuarial liability and the plan assets (if any) is recognized under line item “Provisions for employee benefits” within current and non-current liabilities in the statement of financial position.

Actuarial gains and losses arising in measurement of both the plan liabilities and the plan assets (if any, and excluding interest) are recognized directly in other comprehensive income.

Contributions to defined contribution benefit plans are recognized as an expense in the statement of comprehensive income when the employees have rendered their services.

m)	Translation of foreign currency balances

Transactions carried out by each entity in a currency other than its functional currency are recognized using the exchange rates prevailing as of the date of the transactions. During the year, any differences that arise between the prevailing exchange rate at the date of the transaction and the exchange rate as of the date of collection or payment are recognized as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

Likewise, at the end of each reporting period, receivable or payable balances denominated in a currency other than each entity’s functional currency are translated using the closing exchange rate. Any differences are recorded as “Foreign currency exchange differences” in the consolidated statement of comprehensive income.

The Group has established a policy to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, through obtaining financing in such currency. Exchange differences related to this debt, which is regarded as the hedging instrument in cash flow hedge transactions, are recognized, net of taxes, in other comprehensive income and are accumulated in an equity reserve and reclassified to profit or loss when the hedged cash flows impact profit or loss. This term has been estimated at five years.

n)	Current/non-current classification

In these consolidated statements of financial position, assets and liabilities expected to be recovered or settled within twelve months are presented as current items, except for post-employment and other similar obligations. Those assets and liabilities expected to be recovered or settled in more than twelve months are presented as non-current items. Deferred income tax assets and liabilities are classified as non-current.

When the Group have any obligations that mature in less than twelve months but can be refinanced over the long term at the Group’s discretion, through unconditionally available credit agreements with long-term maturities, such obligations are classified as non-current liabilities.

o)	Income taxes

Income tax expense for the period is determined as the sum of current taxes from the Group’s different entities and results from applying the tax rate to the taxable income for the period, after permitted deductions have been made, plus any changes in deferred tax assets and liabilities and tax credits, both for tax losses and deductions. Differences between the carrying amount and tax basis of assets and liabilities generate deferred tax assets and liabilities, which are calculated using the tax rates expected to apply when the assets and liabilities are realized or settled, based on tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax assets are recognized for all deductible temporary differences, tax losses and unused tax credits to the extent that it is probable that sufficient future taxable profits exist to recover the deductible temporary differences and make use of the tax credits. Such deferred tax asset is not recognized if the deductible temporary difference arises from the initial recognition of an asset or liability that:

•	Did not arise from a business combination, and

•	At initial recognition affected neither accounting profit nor taxable profit (loss).

With respect to deductible temporary differences associated with investments in subsidiaries, associates and joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profits will be available against which the temporary differences can be utilized.

Deferred tax liabilities are recognized for all temporary differences, except those derived from the initial recognition of goodwill and those that arose from investments in subsidiaries, associates and joint ventures in which the Group can control their reversal and where it is probable that they will not be reversed in the foreseeable future.

Current tax and changes in deferred tax assets or liabilities are recorded in profit or loss or in equity, depending on where the gains or losses that triggered these tax entries have been recognized.

Any tax deductions that can be applied to current tax liabilities are credited to earnings within the line item “Income tax expenses”, except when exists uncertainty about their tax realization, in which case they are not recognized until they are effectively realized, or when they correspond to specific tax incentives, in which case they are recorded as government grants.

At the end of each reporting period, the Group reviews the deferred taxes assets and liabilities recognized, and makes, if any, necessary corrections based on the results of this analysis.

Deferred tax assets and deferred tax liabilities are offset in the consolidated statement of financial position if has a legally enforceable right to set off current tax assets against current tax liabilities, and only when the deferred taxes relate to income taxes levied by the same taxation authority.

p)	Revenue and expense recognition

Revenue is recognized when the gross inflow of economic benefits arising in the course of the Group’s ordinary activities in the period occurs, provided that this inflow of economic benefits results in an increase in total equity other than increases relating to contributions from equity participants and such benefits can be measured reliably.

Revenues and expenses are recognized on an accrual basis and depending on the type of transaction; the following criteria for recognition are taken:

•	Generation and transmission of electricity: Revenue is recognized based on physical delivery of energy and power, at prices established in the respective contracts, at prices stipulated in the electricity market by applicable regulations or at marginal cost determined on the spot market, as appropriate. This revenue includes an estimate of the service provided and not billed until the closing date (See Note 2.3 and 25).

•	Distribution of electricity: Revenue is recognized based on the amount of energy supplied to customers during the period, at prices established in the respective contracts or at prices stipulated in the electricity market by applicable regulations, as appropriate. This revenue includes an estimate of the energy supplied but not billed and for which the customers’ meters have not been read yet (See Note 2.3 and 25).

Revenue from rendering of services is only recognized when it can be estimated reliably, by reference to the stage of completion of the service rendered at the date of the statement of financial position. When the outcome of a transaction involving the rendering of services cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. (See Note 25)

Revenue from sales of goods is recognized based on the economic substance of the transaction and are recognized when all and each of the following conditions are met:

•	the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

•	the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to the entity; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue is measured at the fair value of the consideration received or receivable that gives rise to the revenue.

In arrangements under which the Group will perform multiple revenue-generating activities (multiple-element arrangement), the recognition criteria are applied to the separately identifiable components of the transaction in order to reflect the substance of the transaction or to two or more transactions together when they are linked in such a way that the commercial effect cannot be understood without reference to the series of transactions as a whole.

The Group excludes from revenue those gross inflows of economic benefits it receives when it acts as an agent or commission agent on behalf of third parties, and only recognizes as revenue economic benefits received for its own activity.

When goods or services are exchanged or swapped for goods or services of a similar nature and value, the exchange is not regarded as a revenue-generating transaction.

The Group recognizes the net amount of non-financial asset purchase or sale contracts that are settled for a net amount of cash or through some other financial instruments. Contracts entered into and maintained for the purpose of receiving or delivering these non-financial assets are recognized on the basis of the contractual terms of the purchase, sale, or usage requirements expected by the entity.

Financial income (expense) is recognized using the effective interest rate applicable to the outstanding principal over the repayment period.

Expenses are recognized on an accruals basis, immediately in the event of expenditures that do not generate future economic benefits or when they do not meet the requirements for recognizing them as assets.

q)	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to shareholders of the Parent Company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares of the Parent Company held by other subsidiaries within the Group, if any.

Basic earnings per share for continuing and discontinued operations are calculated by dividing net income from continuing and discontinued operations attributable to shareholders of the Parent Company (the numerator) by the weighted average number of ordinary shares outstanding (the denominator) during the year, excluding the average number of shares of the Parent Company held by other subsidiaries within the Group, if any.

During the six month periods ended June 30, 2017 and 2016, the Group did not engage in any transaction of any kind with potential dilutive effects leading to diluted earnings per share that could differ from basic earnings per share.

r)	Dividends

Article 79 of the Chilean Companies Act establishes that, unless unanimously agreed otherwise by the shareholders of all issued shares, listed corporations must distribute a cash dividend to shareholders on an annual basis, pro rata to the shares owned or the proportion established in the company’s by-laws if there are preferred shares, of at least 30% of net income for each period, except when accumulated losses from prior years must be absorbed.

As it is practically impossible to achieve a unanimous agreement given the Company’s highly fragmented share capital, at the end of each reporting period the amount of the minimum statutory dividend obligation to its shareholders is determined, net of interim dividends approved during the fiscal year, and then accounted for in “Trade and other current payables” and “Accounts payable to related companies”, as appropriate, and recognized in equity.

Interim and final dividends are deducted from equity as soon as they are approved by the competent body, which in the first case is normally the Company’s Board of Directors and in the second case is the Ordinary Shareholders’ Meeting.

s)	Statement of cash flows

The statement of cash flows reflects changes in cash and cash equivalents that took place during the period, determined with the direct method. It uses the following expressions and corresponding meanings:

-	Cash flows: inflows and outflows of cash or cash equivalents, which are defined as highly liquid investments maturing in less than three months with a low risk of changes in value.

-	Operating activities: the principal revenue-producing activities of the Group and other activities that cannot be considered investing or financing activities.

-	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

-	Financing activities: activities that result in changes in the size and composition of the total equity and borrowings of the Group.

t)	Interim financial statements

The accompanying interim financial statements of the Group as of June 30, 2017 and for the six months ended June 30, 2017 and 2016, have been prepared in accordance with International Accounting Standards No. 34, Interim Financial Reporting.

4.	SECTOR REGULATION AND ELECTRICITY SYSTEM OPERATIONS.

4.1 Regulatory framework:

The electricity sector is regulated by the General Law of Electrical Services (Chilean Electricity Law), also known as DFL No. 1 of 1982, of the Ministry of Mining, whose compiled and coordinated text was established in DFL No. 4 issued in 2006 by the Ministry of Economy (the Electricity Law), as well as by an associated Regulation (D.S. No. 327 issued in 1998). Three government bodies are primarily responsible for enforcing this law: the National Energy Commission (CNE in its Spanish acronym), which has the authority to propose regulated tariffs (node prices) and to draw up indicative plans for the construction of new generating units; the Superintendency of Electricity and Fuels (SEF), which supervises and oversees compliance with the laws, regulations, and technical standards that govern the generation, transmission, and distribution of electricity, as well as liquid fuels, and gas; and the Ministry of Energy, which is responsible for proposing and guiding public policies on energy matters. It also oversees the SEF, the CNE, and the Chilean Commission for Nuclear Energy (CChNE in its Spanish acronym), thus strengthening coordination and allowing for an integrated view of the energy sector. The Ministry of Energy also includes the Agency for Energy Efficiency and the National Center for Innovation and Development of Sustainable Energy (Centro Nacional para la Innovación y Fomento de las Energías Sustentables – CIFES). The Chilean Electricity Law has also established a Panel of Experts whose main task is to resolve potential discrepancies among the participants in the electricity market, including electricity companies, system operators, regulators, etc.

From a physical viewpoint, the Chilean electrical sector is divided into four electrical grids: the Sistema Interconectado Central (SIC), the Sistema Interconectado del Norte Grande (SING), and two separate medium-size grids located in southern Chile, one in Aysén and the other in Magallanes. The SIC, the main electrical grid, runs 2,400 km longitudinally and connects the country from Taltal in the north to Quellon, on the island of Chiloe in the south. The SING covers the northern part of the country, from Arica down to Coloso, covering a length of some 700 km. Currently, the project for the interconnection of the SIC with the SING is being developed.

The electricity industry is organized into three business activities: generation, transmission, and distribution, all operating in an interconnected and coordinated manner, and whose main purpose is to supply electrical energy to the market at minimum cost while maintaining the quality and safety service standards required by the electrical regulations. As essential services, the power transmission and distribution businesses are natural monopolies; these segments are regulated as such by the Electricity Law, which requires free access to networks and regulates tariffs.

Under the Chilean Electricity Law, the electricity market coordinates their operations through a centralizing operating agent, the Coordinador Eléctrico Nacional (CISEN), in order to operate the system at minimum cost while maintaining reliable service, the current SIC and SING systems, and in 2017, the National Electricity System. The CISEN plans and operates the systems, including the calculation of the so-called “marginal cost,” which is the price assigned to energy transfers among power generating companies.

Limits on integration and concentration

Chile has legislation in effect that defends free competition and, together with specific regulations that apply to the electricity market, defines criteria to avoid certain levels of economic concentration and/or abusive market practices.

In principle, the regulator allows the participation of companies in different activities (e.g. generation, distribution, and commercialization) as long as there is an adequate separation of each activity, for both accounting and company purposes. Nevertheless, most of the restrictions imposed involve the transmission sector mainly due to its nature and to the need to guarantee adequate access to all agents. The Chilean Electricity Law establishes limits for participation of generation or distribution companies in the Trunk Transmission Systems, and prohibits participation of Trunk Transmission Systems companies in the generation and distribution segment.

4.1.1 Generation Segment

Generation companies must comply with the operation plan of the CISEN. However, each generation company is free to decide whether to sell its energy to regulated or unregulated customers. Any surplus or deficit between a company’s sales to its customers and its energy supply is sold to, or purchased from, other generators at the spot market price.

A generation company may have the following types of customers:

(i)	Unregulated customers: Those customers, mainly industrial and mining companies, with a connected capacity higher than 5,000 kW. These customers can freely negotiate prices for electrical supply with generators and/or distributors. Those customers with connected capacity between 500 and 5,000 kW have the option to contract energy at prices agreed upon with their suppliers or be subject to regulated prices, with a minimum term of at least four years under each pricing system.

(ii)	Distribution companies that supply power to regulated customers: Participation in public tenders regulated by the CNE for the supply to their free customers through bilateral contracts.

(iii)	Spot market: This represents energy and capacity transactions among generating companies that result from the CISEN’s coordination to keep the system running as economically as possible, where the surpluses (deficits) between a generator’s energy supply and the energy it needs to comply with business commitments are transferred through sales (purchases) to (from) other generators in the CISEN. In the case of energy, transfers are valued at the marginal cost, while node prices for capacity are set every semester by the regulators.

In Chile, the capacity that must be paid to each generator depends on an annual calculation performed by the CISEN to determine the firm capacity of each power plant, which is not the same as the dispatched capacity.

Non-Conventional Renewable Energy

Law No. 20,257 was enacted in April of 2008 to encourage the use of Non-Conventional Renewable Energy (NCRE). The principal aspect of this law is that at least 5% of the energy sold by generation companies to their customers must come from renewable sources between years 2010 and 2014. This requirement progressively increases by 0.5% from 2015 until 2024, when a 10% renewable energy requirement will be reached. This law was amended in 2013 by Law No. 20,698, dubbed the “20/25 law,” as it establishes that by 2025, 20% of energy supplied will be generated by NCRE. It does not change the previous law’s plan for supplying energy under agreements in effect in July 2013.

4.1.2. Transmission Segment

The transmission segment is comprised of a combination of lines, substations and equipment for the transmission of electricity from the production points (generators) to the centers of consumption or distribution, which do not correspond to distribution facilities. The transmission segment is divided into National Transmission System, Development Poles Transmission System, Zonal Transmission System and Dedicated Transmission System. The International Interconnection Systems, which are governed by special rules, are also part of the transmission segment.

The transmission system is open access, and transmission companies may impose rights of way over the available transmission capacity under non-discriminatory conditions. The fees of the existing facilities of the National and Zonal Transmission Systems is determined through a tariff setting process that is carried out every four years. In that process, the Annual Value of the Transmission is determined, which comprises efficient operation and maintenance costs and the annuity of the investment value, determined on the basis of a discount rate fixed by the authority on a quarterly basis (minimum 7% after tax) and the economic useful life of the facilities.

The planning of the National and Zonal Transmission Systems is a regulated and centralized process, in which the CISEN annually issues an expansion plan, which must be approved by the CNE. The expansions of both systems are carried out through open tenders, distinguishing between new projects (with tenders open to any bidder) and expansion of existing facilities projects (participation in the expansion corresponds to the original facilities owners under modification). The bids correspond to the value resulting from the tender, which constitutes the revenues for the first 20 years from the start of operation. As of the year 21, the fees of such transmission facilities are determined as if they were existing facilities.

4.1.3 Distribution segment

The distribution segment is defined for regulatory purposes as all electricity supplied to end customers at a voltage no higher than 23 kV. Distribution companies operate under a distribution public utility concession regime, with service obligations and regulated tariffs for supplying regulated customers.

Customers are classified based on their demand as regulated and unregulated. Regulated customers are those with connected capacity of more than 5,000 kW. Customers with connected capacity between 500 kW and 5,000 kW can choose either a regulated or an unregulated regime.

Distribution companies can supply both regulated customers, under supply conditions regulated by the Law, and unregulated customers, whose supply conditions are freely negotiated and agreed in bilateral contracts with energy suppliers (generation or distribution companies).

Regarding price regulation, the Law establishes that distribution companies must permanently have available energy supply, on the basis of open, non-discriminatory and transparent public tenders. These bidding processes are managed by the CNE and are carried out at least five years in advance. The result of the process is a “pay as bid” contract, with an extension up to 20 years. In case of unforeseen deviations in the projections of demand, the regulator has the authority to carry out short-term tenders. In addition, a reimbursement mechanism exists allowing supply without contract and regulating corresponding tariffs.

The tariffs are set every four years in order to determine the distribution value added (“VAD”) as a result of model companies cost studies, composed of fixed costs, average energy and capacity losses and standard distribution costs. Both the CNE and the distribution companies grouped by typical areas engage independent consultants for these studies. The VAD is obtained by weighting the results of the study received by the CNE and the companies with a ratio of 2:3 and 1:3, respectively. Based on this result, the CNE structures basic tariffs and verifies that the aggregate profitability of the industry is within the established range of 10% with a margin of ± 4%.

Additionally, every four years a review of services associated with the calculation of VAD is carried out, which do not represent energy supply and which the Free Competition Court qualifies as subject to tariff regulation.

The Chilean distribution tariff model is a consolidated model, which already had eight cycles of tariff settings since the privatization of the sector.

4.2 Regulatory Developments in 2017

Law No. 20,928 - Tariff Equality Law

On June 22, 2016, the Ministry of Energy published Law No. 20,928 in the Official Gazette, establishing tariff equality mechanisms for electrical services, amending the Electricity Law (DFL No. 4) of 2006. The law states that the maximum tariffs that distribution companies may charge to residential customers must not exceed the average national tariff by more than 10%. The differences arising from the application of this mechanism will be progressively absorbed by all the rest of the customers subject to regulated prices that are under the mentioned average, except for those residential users whose monthly average consumption of energy in the prior calendar year is lower than or equal to 200 kWh. In addition, the Law provides for a discount for consumers with installed capacity greater than 200 MW that are located in those cities with intensive energy generation.

Nonetheless, the law allows the regulator to incorporate within the VAD certain services unrelated to energy distribution. In this context, in January 2017, the Ministry of Energy toghether with the CNE and SEF announced publicly the discontinuance of application of individual energy supply connection and disconnection service charge, also know as “cut-off and reconnection” charge. Prior to this announcement, the CNE requested distribution companies to discontinue the application of this charge, because this service charge will be incorporated in the tariff as part of the 2016 – 2020 tariffs distribution setting process, which will be retrospectively applied as from November 4, 2016.

Distribution Law

On September 29, 2016, at the Seminar “The Future of Electric Power Distribution” it was launched the process to devise a new law on electric power distribution. This process is lead by the Ministry of Energy with collaboration of the Pontifical Catholic University of Chile. In November and December 2016 and until January 2017, certain thematic workshops were carried out: “Development of the distribution network”; “Future financing of the network and tarification”; “Business model of distribution”; and “Future services of the network”. On April 13, 2017, the first stage of the process related to the distribution industry diagnosis, was completed.

2017 CNE Regulatory Plan

On January 13, 2017, through Exempted Resolution No. 23 and pursuant Article 72-19 of the Chilean Electricity Law, the CNE published its Annual Work Plan aiming to draft and develop technical regulations for year 2017.

4.3 Tariff Revisions:

4.3.1 Distribution Tariff Setting

In 2012, it was carried out the tariff setting process for distribution and distribution-related services to be applied for the 2012 – 2016 period. The results of the process were published in the Official Gazette through Decree No. 1T. The tariffs were effective until November 3, 2016.

At the end of 2015, the National Energy Commission (CNE) began the 2016 – 2020 tariff setting process through publishing Exempted Resolution No. 699 communicating the definition for Typical Areas, the terms for the “Distribution Value Added 2016 – 2020 Study”, and the terms for the “Services associated with Energy Distribution Supply Cost Study”.

The CNE defines six Typical Areas with separate tariff each, and Enel Distribución Chile was categorized within Typical Area No. 1, same as in prior tariff process, reflecting the higher density of its network and, therefore, lower costs as compared to other companies in the industry. The subsidiaries Empresa Eléctrica de Colina and Luz Andes were categorized, same as in prior tariff process, within Typical Areas No. 4 and No. 2, respectively.

In February 2016, the CNE published in the Official Gazette, Exempted Resolution No. 83 containing the list of the qualified independent consultant entities to be eligible by the distribution companies to carry out the tariff studies. In April 2016, Enel Distribución Chile selected Consultor Systep Ingeniería y Diseños S.A. to carry out the Distribution Value Added 2016 – 2020 Study.

On September 5, 2016, Enel Distribución Chile submitted to the CNE the tariff study in compliance with the requirements indicated in the regulations.

The 2016-2020 tariff setting process is at the final stages and will be finalized once the tariff decree is released at which time the tariff will be retroactively applied with a start date of November 4, 2016.

4.3.2 Subtransmission Tariff Setting

The subtransmission tariffs are set every four years. The subtransmission entities, grouped by systems based on the qualification of their facilities as ruled by the CNE, are subject to a tariff setting process to determine the Subtransmission Systems Annual Value, which allows to set the tariffs applicable to the use of the subtransmission systems.

On January 29, 2015, Law No. 20.805 was published in the Official Gazette, which, among other matters, it entitles the Ministry of Energy to extend in one more year the effective date of Decree CNE No. 14 of 2012 (“Decree No.14”), which set the subtransmission tariffs for the 2011 – 2014 period (i.e., such decree would be effective for the 2011 – 2015 period), and also to extend in one more year the effective date of the tariff setting process for the period 2015 – 2018 (i.e., 2016 – 2019).

Consequently, on April 22, 2015, the Ministry of Energy published in the Official Gazette, Decree No. 7T, extending the effective date of the subtransmission tariff decree and expressly stating that the tariffs will be applied beginning on January 1, 2016.

On July 20, 2016, Law No. 20.936 was published, setting the new regulatory framework for all electric energy transmission systems, including subtransmission, which will be named “Zonal Transmission”. In accordance with Article No. 11 of the transitory provisions of Law No. 20.936, the effective date for Decree No. 14 was extended to December 31, 2017.

In relation to the 2016 – 2017 tariff period, on December 29, 2016 it was published Exempted Resolution No. 940, which defined the necessary adjustments to Decree No. 14 to extend its effective date for the years 2016 and 2017. The main adjustment is related to exempt generating power plants from payment for using subtransmission systems. The 2016 – 2019 tariff setting process will continue is progress, and in accordance with Article No. 11 of the transitory provisions of Law No. 20.936, the results will be used for the tariffs to be applied to the 2018 – 2019 period.

On February 10, 2017, the CNE issued Exempted Resolution No. 83, which contained the “Preliminary Technical Report on Determination of the Annual Value of the Zonal Transmission and Dedicated Transmission Systems for the 2018-2019 period”. Enel Distribución, made comments to the report, and the final technical report was issued on March 28, 2017. Following the process steps, Enel Distribución communicated its discrepancies with the final technical report. On May 19, 2017, it was carried out a Public Hearing at which Enel Distribution and other interested parties presented their discrepancies to an Expert Panel, the results of the hearing were expected to be received in July 2017.

At the reporting date of these interim consolidated financial statements, the tariff decree establishing the new tariffs has not been released.

4.3.3 Distribution-Related Services Tariff Setting

On March 14, 2014, the Ministry of Energy published in the Official Gazette, Decree No. 8T, setting the prices for distribution-related services, which are currently still effective.

At the end of 2015, the CNE through Exempted Resolution No. 699 communicated, among other matters, the terms for the “Services associated with Energy Distribution Supply Cost Study” as part of the 2016 – 2020 tariff setting process. The terms incorporate five new distribution-related services, of which the most significant are “Construction and installment of temporary junctions” and “Lease of temporary junctions”.

On January 20, 2017, it was published the final report on the “Energy Distribution Supply-Related Services Cost Study”. Following the steps of the process, Enel Distribución made comments to the report.

Subsequently, on April 27, 2017, the CNE through Exempted Resolution No. 213 approved the Technical Report on “Distribution-Related Services Tariff Setting”. Following the steps of the process, Enel Distribución communicated its discrepancies with the technical report, a public hearing is expected to be carried out in July 2017.

At the reporting date of these consolidated financial statements, the decree setting new tariffs for distribution-related services has not been released.

4.3.4 Energy Tenders

Under the new law for energy tenders, two bidding processes have been carried out: Supply Bidding No. 2015/01 and Supply Bidding No. 2015/02.

Supply Bidding No. 2015/01 was launched in May 2016 and finalized in July 2016. The final outcome of the process resulted in five energy blocks awarded for a total of 12,430 GWh to 84 companies at a weighted average price of US$ 47.6 per MWh. Enel Generación Chile was awarded with 5,918 GWh per year, which represents a 47.6% of the total energy awarded.

Supply Bidding No. 2015/02 was launched in June 2015 and finalized in October 2015. The final outcome of the process resulted in three energy blocks awarded for a total of 1,200 GWh per year at a weighted average price of US$ 79.3 per MWh, a 30% reduction as compared to the prices of prior bids, which indicates that the amendments to the Electricity Law have effectively reduced the prices through increased competition and a reduction in the risks for generators.

On January 27, 2017, the CNE published the terms for Supply Bidding 2017/01. Subsequently, on March 21, 2017, the CNE issued the 2017 Preliminary Report for Electricity Supply Biddings, which stated a projection for the energy demand for the 2017-2037 period. The report indicated a decrease in the energy demand by year 2024. In this context, the CNE issued through Exempted Resolution No. 50 on May 27, 2017 the Final Report for Electricity Supply Biddings. On June 16, 2017, based on the new forecasted energy demand, the CNE issued Exempted Resolution No. 306 which modifies the terms of the Supply Bidding 2017/01, stating that the total energy tender will be 2.2 TW per year as of 2024.

5.	NON-CURRENT ASSETS OR GROUPS OF ASSETS FOR DISPOSAL CLASSIFIED AS HELD FOR SALE.

On December 16, 2016, our subsidiary Enel Generación Chile S.A. signed an agreement to sell all shares of its equity method investee Electrogas S.A., equivalent to a 42.5% ownership interest, to Aerio Chile SpA (“Aerio Chile”) which is an indirectly wholly-owned subsidiary of REN – Redes Energéticas Nacionais, S.G.P.S., S.A. The total sale price was US$ 180 million.

The closing of the transaction and transfer of the investment occurred in February 7, 2017. The cash consideration received was ThCh$115,582,806 and a gain on sale before taxes of ThCh$105,311,912 was recognized (see Notes 6.c and 30, respectively).

Electrogas S.A. is a private corporation whose purpose is to provide services of transportation of natural gas and other fuels, on its own and on behalf of third parties. In order to provide its services, it can build, operate and maintain gas and oil pipelines, polyducts and supplementary facilities.

As described in Note 3.k), non-current assets and groups of assets held for sale have been recognized at the lower of their carrying amount and fair value less costs of disposal. Electrogas S.A. does not represent a separate major line of business for Enel Generación Chile.

The following table sets forth the carrying amount of Electrogas S.A. as of December 31, 2016, which has been classified as non-current assets held for sale:

Equity of Electrogas S.A.	Ownership Interest	Carrying Amount of Investment in Electrogas S.A.
ThCh$	%	ThCh$
30,571,784	42.5	12,993,008

6.	CASH AND CASH EQUIVALENTS.

a)	The detail of cash and cash equivalents as of June 30, 2017 and December 31, 2016, is as follows:

Cash and cash equivalents	Balance as of
	6-30-2017	12-31-2016
	ThCh$	ThCh$
Cash balances	73,758	48,002
Bank balances	9,913,844	48,556,736
Time deposits	58,168,731	17,325,478
Other fixed-income instruments	60,990,949	180,068,976

Total	129,147,282	245,999,192

Time deposits have a maturity of three months or less from their date of acquisition and accrue the market interest for this type of short-term investment. Other fixed-income investments are mainly comprised of repurchase agreements with original maturities of less than or equal to 90 days.

b)	The detail of cash and cash equivalents by currency is as follows:

Currency	Balance as of
	6-30-2017	12-31-2016
	ThCh$	ThCh$
Chilean peso	117,226,904	235,993,647
Argentine peso	5,982,487	4,807,406
U.S. dollar	5,937,891	5,198,139

Total	129,147,282	245,999,192

c)	The following table sets forth cash and cash equivalents that have been received from the sale of shares of subsidiaries and associates:

Loss of significant influence at Associates	6-30-2017	12-31-2016
	ThCh$	ThCh$
Amounts received for the sale of associates (*)	115,582,806	—

Total	115,582,806	—

(*)	See Note 5.

d)	Reconciliation of liabilities arising from financing activities:

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes as of June 30, 2017. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities:

Liabilities arising from financing activities	Balance as of 1/1/2017 (1)	Financing Cash Flows				Non-Cash Changes				Balance as of 6/30/2017 (1)
		From	Used	Interest paid	Total	Changes in fair value	Foreign exchange differences	Financial costs (2)	Other changes
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 18.1)	4,274	8,222	(4,247)	(13,479)	(9,504)	—	—	13,471	—	8,241
Unsecured obligations (Note 18.1)	802,306,161	—	(2,757,613)	(21,879,496)	(24,637,109)	—	254,869	22,138,674	—	800,062,595
Finance leases (Note 18.1)	17,749,647	—	(1,320,363)	—	(1,320,363)	—	(142,800)	427,136	—	16,713,620
Financial derivatives for hedging (Note 7 y 18)	23,640,892	—	(1,901,122)	—	(1,901,122)	(2,134,950)	(2,223,549)	1,877,670	(3,171,100)	16,087,841
Loans to related parties (Note 9.1.b)	—	150,000,000	(150,000,000)	(289,800)	(289,800)	—	—	289,800	—	—
Other obligations	—	—	(390,244)		(390,244)	—	—	390,244	—	—

Total	843,700,974	150,008,222	(156,373,589)	(22,182,775)	(28,548,142)	(2,134,950)	(2,111,480)	25,136,995	(3,171,100)	832,872,297

(1)	Balance corresponds to current and non-current portion.
(2)	Other changes include interest accruals.

7.	OTHER FINANCIAL ASSETS.

The detail of other financial assets as of June 30, 2017 and December 31, 2016, is as follows:

Other Financial Assets	Balance as of
	6-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial investments - quoted equity securities	—	34,181		25,381
Available-for-sale financial investments – non-quoted equity securities or with limited liquidity	—	2,595,342	—	2,616,239
Hedging derivatives	1,532,443	27,649,252	121,443	25,533,189
Financial assets held-to-maturity (*)	185,780	—	462,801	652,733

Total	1,718,223	30,278,775	584,244	28,827,542

(*)	See Note 20.1.a

The amounts included in “financial assets held to maturity” correspond mainly to time deposits and other highly liquid investments that are readily convertible to cash and subject to a low risk of changes in value, but that do not fulfill the definition of cash equivalent as defined in Note 3.g.2 (e.g. with maturity over 90 days from time of investment).

8.	TRADE AND OTHER RECEIVABLES.

a)	The detail of trade and other receivables as of June 30, 2017 and December 31, 2016, is as follows:

Trade and Other Receivables, Gross	Balance as of
	6-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, gross	492,881,071	33,814,994	484,533,736	33,500,105
Trade receivables, gross (2)	429,210,076	1,865,816	414,184,116	8,369,878
Other receivables, gross (1)	63,670,995	31,949,178	70,349,620	25,130,227

Trade and Other Receivables, Net	Balance as of
	6-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Trade and other receivables, net	450,715,325	33,814,994	445,071,856	33,500,105
Trade and other receivables, net (2)	395,357,446	1,865,816	382,487,300	8,369,878
Other receivables, net (1)	55,357,879	31,949,178	62,584,556	25,130,227

(1)	As of June 30, 2017, it mainly includes accounts receivable related to loans and advances to employees for ThCh$8,980,384 (ThCh$11,167,266 as of December 31, 2016); recoverable taxes (VAT) of ThCh$13,312,722 (ThCh$18,658,849 as of December 31, 2016); and lease receivables of ThCh$31,091,664 (ThCh$27,143,988 as of December 31, 2016).
(2)	As of June 30, 2017, our subsidiary Enel Distribución Chile S.A. recognized unbilled revenue and trade and other accounts receivable for the difference between current and effective Average Node Prices for ThCh$10,144,386 (ThCh$8,581,761 as of December 31, 2016) to be billed and charge to regulated end-customers.

There are no significant trade and other receivables balances held by the Group that are not available for its use.

The Group does not have customers with sales representing 10% or more of its total consolidated revenues for the six month periods ended June 30, 2017 and 2016.

Refer to Note 9.1 for detailed information on amounts, terms and conditions associated with accounts receivable from related parties.

b)	As of June 30, 2017 and December 31, 2016, the balance of past due but not impaired trade receivables is as follows

Trade Receivables Past Due But Not Impaired	Balance as of
	6-30-2017	12-31-2016
	ThCh$	ThCh$
Less than three months	53,238,191	52,259,795
Between three and six months	8,492,821	10,795,139
Between six and twelve months	9,368,824	15,842,450
More than twelve months	11,511,939	23,338,216

Total	82,611,775	102,235,600

c)	The reconciliation of changes in the allowance for impairment of trade receivables is as follows:

Trade Receivables Past Due and Impaired	Current and Non- Current
ThCh$
Balance as of January 1, 2016	35,877,490
Increases (decreases) for the year (*)	5,141,179
Amounts written off	(1,556,789)
Balance as of December 31, 2016	39,461,880
Increases (decreases) for the period (*)	3,501,814
Amounts written off	(797,948)
Balance as of June 30, 2017	42,165,746

(*)	See Note 28 for impairment of financial assets.

Write-offs for past due receivables

Past due receivables are written off once all collection procedures and legal proceedings have been exhausted and the debtors’ insolvency has been demonstrated. In our power generation business, this process normally takes at least one year. In our distribution business the process takes at least twenty four months. Overall, the risk of writing off our trade receivables is limited (See Notes 3.g.3, 19.5 and Appendices 6 and 6.1).

9.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES.

Related party transactions are performed at current market conditions.

Transactions between the Group and its subsidiaries, associates and joint ventures have been eliminated on consolidation and are not itemized in this note.

As of the date of these financial statements, no guarantees have been given or received nor has any allowance for bad or doubtful accounts been recorded with respect to receivable balances for related party transactions.

The controlling shareholder of the Company is the Italian corporation Enel S.p.A.

9.1 Balances and transactions with related parties

The balances of accounts receivable and payable between the Group and its non-consolidated related companies are as follows:

a)	Receivables from related parties

							Current		Non-Current
Taxpayer ID		Description of the	Term of the				6-30-2017	12-31-2016	6-30-2017	12-31-2016
No. (RUT)	Company	transaction	Transaction	Relationship	Currency	Country	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa Spain	Other services	More than 90 days	Common control	Ch$	Spain	83,448	83,448	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	55,153	129,755	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Tolls	Less than 90 days	Common control	Ch$	Chile	109,156	57,827	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	131,582	—	—	—
96.880.800-1	Empresa Electrica Puyehue S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	64	64	—	—
76.418.940-k	GNL Chile S.A.	Gas purchases	Less than 90 days	Associate	US$	Chile	10,878,994	16,780,275	—	—
Foreign	Endesa Generación	Other services	Less than 90 days	Common control	Ch$	Spain	36,067	36,067	—	—
Foreign	Endesa Generación	Commodity derivatives	Less than 90 days	Common control	Ch$	Spain	587,224	587,224	—	—
Foreign	Enel Italy Servizi SRL	Other services	Less than 90 days	Common control	Ch$	Italy	8,144	8,144	—	—
Foreign	Enel Italy Servizi SRL	Other services	Less than 90 days	Common control	Euro	Italy	290,838	278,834	—	—
Foreign	Enel Trade S.p.A.	Commodity derivatives	Less than 90 days	Common control	Ch$	Italy	2,325,202	22,321,017	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Energy sales	Less than 90 days	Common control	Ch$	Chile	56,013	142,926	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Tolls	Less than 90 days	Common control	Ch$	Chile	284	8	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Other services	Less than 90 days	Common control	Ch$	Chile	31,603	—	—	—
76.321.458-3	Sociedad Almeyda Solar SpA	Energy sales	Less than 90 days	Common control	Ch$	Chile	51,518	98,353	—	—
76.321.458-3	Sociedad Almeyda Solar SpA	Tolls	Less than 90 days	Common control	Ch$	Chile	62,137	21,774	—	—
76.321.458-3	Sociedad Almeyda Solar SpA	Other services	Less than 90 days	Common control	Ch$	Chile	12,641	—	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	70,268	243,946	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Tolls	Less than 90 days	Common control	Ch$	Chile	440	—	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	34,764	—	—	—
Foreign	Enel S.p.A.	Other services	Less than 90 days	Parent	Ch$	Italy	215,289	194,879	—	—
Foreign	Enel S.p.A.	Other services	Less than 90 days	Parent	Euro	Italy	153,766	145,858	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Energy sales	Less than 90 days	Common control	Ch$	Chile	138,239	81,377	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	31,603	—	—	—
76.412.562-2	Enel Green Power del Sur SPA	Energy sales	Less than 90 days	Common control	Ch$	Chile	432,583	25,559	—	—
76.412.562-2	Enel Green Power del Sur SPA	Tolls	Less than 90 days	Common control	Ch$	Chile	5,747	—	—	—
76.412.562-2	Enel Green Power del Sur SPA	Other services	Less than 90 days	Common control	Ch$	Chile	197,337	—	—	—
96920110-0	Enel Green Power Chile Ltda	Other services	Less than 90 days	Common control	Ch$	Chile	—	34,851	—	—
Foreign	Enel Brazil S.A.	Other services	Less than 90 days	Common control	Ch$	Brazil	2,120,463	2,121,609	—	—
Foreign	Enel Brazil S.A.	Other services	Less than 90 days	Common control	Real	Brazil	36,276	36,276	—	—
Foreign	Enel Ingegneria e Ricerca	Other services	Less than 90 days	Common control	Ch$	Italy	—	—	—	—
76.532.379-7	Chilectra Inversud	Other services	Less than 90 days	Common control	Ch$	Chile	—	150,246	—	—
76.532.379-7	Chilectra Inversud	Mercantile current account	Less than 90 days	Common control	Ch$	Chile	—	—	—	—
Foreign	PH Chucas Costa Rica	Other services	Less than 90 days	Common control	Col $	Costa Rica	1,591,902	1,614,168	—	—
Foreign	Emgesa S.A. E.S.P.	Other services	Less than 90 days	Common control	Ch$	Colombia	—	29,989	—	—
Foreign	Emgesa S.A. E.S.P.	Other services	Less than 90 days	Common control	Col $	Colombia	—	13,327	—	—
Foreign	Codensa S.A.	Other services	Less than 90 days	Common control	Ch$	Colombia	439,687	423,462	—	—
Foreign	Enel Generación Peru S.A.	Other services	Less than 90 days	Common control	Ch$	Peru	208,746	1,328,268	—	—
Foreign	Enel Generación Peru S.A.	Other services	Less than 90 days	Common control	Soles	Peru	15,192	15,192	—	—
94.271.000-3	Enel Américas S.A.	Mercantile current account	Less than 90 days	Common control	Ch$	Chile	—	519,570	—	—
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	2,178,401	2,356,523	—	—
96.920.110-0	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	231,457	—	—	—
Foreign	Enel Distribuzione	Other services	Less than 90 days	Common control	Ch$	Italy	349,086	—	—	—
Foreign	Enel Generación Piura S.A.	Other services	Less than 90 days	Common control	Ch$	Peru	66,181	346,061	—	—
Foreign	Generalima S.A.C.	Other services	Less than 90 days	Common control	Ch$	Peru	99,175	341,948	—	—
Foreign	Compañía Energetica Veracruz S.A.C.	Other services	Less than 90 days	Common control	Ch$	Peru	28,814	639,233	—	—
Foreign	Enel Distribución Peru S.A.	Other services	Less than 90 days	Common control	Ch$	Peru	177,149	1,251,369	—	—
Foreign	Empresa Distribuidora Sur S.A.	Other services	Less than 90 days	Common control	Ch$	Argentina	401,982	398,957	—	—

Total							23,944,615	52,858,384	—	—

b)	Accounts payable to related parties

							Current		Non-Current
Taxpayer ID No.		Description of the	Term of the				6-30-2017	12-31-2016	6-30-2017	12-31-2016
(RUT)	Company	transaction	Transaction	Relationship	Currency	Country	ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Endesa Spain	Other services	Less than 90 days	Common control	Ch$	Spain	276,973	273,569	—	—
Foreign	Enel Brazil S.A.	Other services	Less than 90 days	Common control	Ch$	Brazil	83,935	85,864	—	—
Foreign	Enel Trading Argentina S.R.L.	Other services	Less than 90 days	Common control	US$	Argentina	64,600	63,992	—	—
Foreign	Enel Trading Argentina S.R.L.	Other services	Less than 90 days	Common control	Ch$	Argentina	13,574	13,574	—	—
Foreign	Emgesa S.A. E.S.P.	Other services	Less than 90 days	Common control	Col $	Colombia	5,461	5,461	—	—
94.271.000-3	Enel Américas S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	945,720	974,374	—	—
Foreign	Enel Distribución Peru S.A.	Other services	Less than 90 days	Common control	Soles	Peru	2,239	2,239	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	771,036	1,695,658	—	—
96.524.140-K	Empresa Electrica Panguipulli S.A.	Tolls	Less than 90 days	Common control	Ch$	Chile	119,813	92,005	—	—
96.806.130-5	Electrogas S.A.	Tolls	Less than 90 days	Associate	Ch$	Chile	—	331,447	—	—
76.418.940-k	GNL Chile S.A.	Gas purchases	Less than 90 days	Associate	US$	Chile	29,421,537	4,872,264	—	—
Foreign	Endesa Generación	Coal purchases	Less than 90 days	Common control	Ch$	Spain	—	486,180	—	—
Foreign	Endesa Generación	Other services	Less than 90 days	Common control	Ch$	Spain	512,993	379,731	—	—
Foreign	Enel Iberoamérica S.R.L	Other services	Less than 90 days	Parent	Euro	Spain	97,871	158,909	—	—
Foreign	Enel Iberoamérica S.R.L	Dividends	Less than 90 days	Parent	Ch$	Spain	—	57,755,885	—	—
Foreign	Enel Iberoamérica S.R.L	Other services	Less than 90 days	Parent	Ch$	Spain	600,004	867,838	—	—
Foreign	Enel Distribuzione	Other services	Less than 90 days	Common control	Ch$	Italy	178,688	705,730	—	—
Foreign	Enel Produzione	Other services	Less than 90 days	Common control	Euro	Italy	283,520	118,261	—	—
Foreign	Enel Produzione	Other services	Less than 90 days	Common control	Ch$	Italy	7,770,113	483,665	—	—
Foreign	Enel Ingegneria e Ricerca	Other services	Less than 90 days	Common control	Ch$	Italy	972	6,343,845	—	251,527
Foreign	Enel Energía	Other services	Less than 90 days	Common control	Ch$	Italy	247,832	163,911	—	—
76.321.458-3	Sociedad Almeyda Solar Spa	Energy purchases	Less than 90 days	Common control	Ch$	Chile	342,041	379,716	—	—
76.321.458-4	Sociedad Almeyda Solar Spa	Tolls	Less than 90 days	Common control	Ch$	Chile	49,320	45,153	—	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Tolls	Less than 90 days	Joint Venture	Ch$	Chile	64,073	332,709	—	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Energy purchases	Less than 90 days	Joint Venture	Ch$	Chile	71,863	—	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Energy purchases	Less than 90 days	Common control	Ch$	Chile	3	48,434	—	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Tolls	Less than 90 days	Common control	Ch$	Chile	122	301	—	—
Foreign	Enel Trade S.p.A.	Other services	Less than 90 days	Common control	Ch$	Italy	720,042	589,896	—	—
Foreign	Enel Trade S.p.A.	Other services	Less than 90 days	Common control	Euro	Italy	68,769	—	—	—
Foreign	Enel Trade S.p.A.	Commodity derivatives	Less than 90 days	Common control	Ch$	Italy	1,149,319	1,103,206	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Energy purchases	Less than 90 days	Common control	Ch$	Chile	2,338,183	2,171,864	—	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Tolls	Less than 90 days	Common control	Ch$	Chile	229	333	—	—
76.412.562-2	Enel Green Power del Sur SPA	Energy purchases	Less than 90 days	Common control	Ch$	Chile	7,906,511	7,406,880	—	—
76.412.562-2	Enel Green Power del Sur SPA	Other services	Less than 90 days	Common control	Ch$	Chile	224	87,448	—	—
76.412.562-2	Enel Green Power del Sur SPA	Tolls	Less than 90 days	Common control	Ch$	Chile	—	42,901	—	—
96.920.110-0	Enel Green Power Chile Ltda.	Other services	Less than 90 days	Common control	Ch$	Chile	18,357	—	—	—
Foreign	Enel S.p.A.	Other services	Less than 90 days	Parent	Ch$	Italy	114,818	120,296	—	—
Foreign	Enel S.p.A.	Other services	Less than 90 days	Parent	Euro	Italy	497,468	564,764	—	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Other services	Less than 90 days	Common control	Ch$	Chile	1,284,602	477	—	—
Foreign	Enel Italy Servizi SRL	Other services	Less than 90 days	Common control	Ch$	Italy	1,386,386	1,660,149	—	—
Foreign	Enel Green Power Italy	Other services	Less than 90 days	Common control	Ch$	Italy	216,417	—	—	—
Foreign	Enel Green Power Italy	Other services	Less than 90 days	Common control	Euro	Italy	43,189	—	—	—

Total							57,668,817	90,428,929	—	251,527

c)	Significant transactions and effects on income/expenses:

Transactions with related companies that are not consolidated and their effects on profit or loss are as follows:

					For the six month periods ended
			Description of the		6-30-2017	6-30-2016
Taxpayer ID No. (RUT)	Company	Relationship	transaction	Country	ThCh$	ThCh$
Foreign	Endesa Energía S.A.	Common control	Gas sales	Spain	10,394,146	9,540,306
Foreign	Endesa Energía S.A.	Common control	Fuel purchase	Spain	—	(7,865,185)
Foreign	Endesa Generación	Common control	Fuel purchase	Spain	—	(37,720,788)
Foreign	Generalima S.A.C.	Common control	Other Services Rendered	Peru	38,642	79,870
Foreign	Generalima S.A.C.	Common control	Financial Expenses	Peru	(181)	—
94.271.000-3	Enel Américas S.A.	Common control	Financial Expenses	Chile	(289,817)	(2,113,753)
94.271.000-3	Enel Américas S.A.	Common control	Financial Revenue	Chile	—	748,123
94.271.000-3	Enel Américas S.A.	Common control	Other Services Rendered	Chile	2,917,774	2,780,411
94.271.000-3	Enel Américas S.A.	Common control	Other Provisions	Chile	—	(2,536,494)
94.271.000-3	Enel Américas S.A.	Common control	Other Fixed Expenses	Chile	—	(2,695,197)
76.418.940-k	GNL Chile S.A.	Associate	Gas purchases	Chile	(124,711,608)	(52,171,669)
76.418.940-k	GNL Chile S.A.	Associate	Gas transportation	Chile	—	(25,086,604)
76.418.940-k	GNL Chile S.A.	Associate	Other Services Rendered	Chile	85,274	82,762
76.418.940-k	GNL Chile S.A.	Associate	Otros Financial Revenue	Chile	—	(436)
76.788.080-4	GNL Quintero S.A.	Associate	Energy sales	Chile	—	1,577,030
76.788.080-4	GNL Quintero S.A.	Associate	Tolls	Chile	—	(237,807)
76.788.080-4	GNL Quintero S.A.	Associate	Other Services Rendered	Chile	—	876,664
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy purchase	Chile	(4,571,157)	(5,630,892)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Tolls	Chile	(62,419)	(133,117)
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Other Services Rendered	Chile	131,582	169,982
96.524.140-K	Empresa Eléctrica Panguipulli S.A.	Common control	Energy sales	Chile	163,274	155,984
Foreign	Empresa Distribuidora Sur S.A.	Common control	Other Services Rendered	Argentina	3,025	—
Foreign	Enel Distribución Peru S.A.	Common control	Other Services Rendered	Peru	(269)	—
Foreign	Enel Iberoamérica S.R.L	Parent	Other Services Rendered	Spain	3,946	—
96.806.130-5	Electrogas S.A.	Associate	Tolls	Chile	(276,124)	(1,954,865)
96.806.130-5	Electrogas S.A.	Associate	Fuel purchase	Chile	—	(167,722)
Foreign	Enel Argentina S.A.	Common control	Other Fixed Expenses	Argentina	—	(970)
Foreign	Enel Generación Peru S.A.	Common control	Other Services Rendered	Peru	63,884	(337,632)
Foreign	Enel Generación Peru S.A.	Common control	Financial Expenses	Peru	(349)	—
Foreign	Enel Generación Piura S.A.	Common control	Other Services Rendered	Peru	(35,605)	260,516
Foreign	Enel Generación Piura S.A.	Common control	Financial Expenses	Peru	(76)	—
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Tolls	Chile	(552,435)	(716,159)
76.532.379-7	Chilectra Américas S.A.	Common control	Other Services Rendered	Chile	—	133,773
Foreign	Enel Trading Argentina S.R.L	Common control	Other Services Rendered	Argentina	9,827	—
76.536.351-9	Endesa Américas S.A.	Common control	Other Services Rendered	Chile	—	486,756
Foreign	PH Chucas Costa Rica	Common control	Other Services Rendered	Costa Rica	36,883	—
Foreign	Compañía Energetica Veracruz S.A.C.	Common control	Other Services Rendered	Peru	375,635	30,506
Foreign	Enel Trade S.p.A	Common control	Commodity derivatives	Italy	7,173,943	—
76.321.458-3	Sociedad Almeyda Solar Spa	Common control	Energy purchase	Chile	(2,153,031)	(2,365,023)
76.321.458-3	Sociedad Almeyda Solar Spa	Common control	Tolls	Chile	127,162	(121,613)
76.321.458-3	Sociedad Almeyda Solar Spa	Common control	Other Services Rendered	Chile	12,651	108,368
76.321.458-3	Sociedad Almeyda Solar Spa	Common control	Energy sales	Chile	17,221	53,242
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Common control	Energy purchase	Chile	(7,702,067)	(8,094,691)
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Common control	Other Services Rendered	Chile	31,604	—
76.052.206-6	Parque Eolico Valle de los Vientos S.A.	Common control	Energy sales	Chile	69,099	403,197
Foreign	Enel Italy	Common control	Other Fixed Expenses	Chile	183,258	—
76.412.562-2	Enel Green Power del Sur SPA	Common control	Energy purchase	Chile	(48,374,364)	(2,315,902)
76.412.562-2	Enel Green Power del Sur SPA	Common control	Energy sales	Chile	449,913	884
76.412.562-2	Enel Green Power del Sur SPA	Common control	Tolls	Chile	2,352	—
76.412.562-2	Enel Green Power del Sur SPA	Common control	Other Services Rendered	Chile	197,337	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Common control	Energy purchase	Chile	(13,018,366)	(13,474,591)
76.179.024-2	Parque Eolico Tal Tal S.A.	Common control	Tolls	Chile	70	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Common control	Other Services Rendered	Chile	34,765	—
76.179.024-2	Parque Eolico Tal Tal S.A.	Common control	Energy sales	Chile	28,301	29,613
Foreign	Enel Distribuzione	Common control	Other Fixed Expenses	Italy	163,989	—
Foreign	Enel Ingegneria e Innovazione	Common control	Other Services Rendered	Italy	—	12,237
Foreign	Enel Ingegneria e Innovazione	Common control	Other Fixed Expenses	Italy	(14,049)	(771,231)
Foreign	Enel Global Trading S.p.A.	Common control	Other Operating Income	Italy	—	1,842,892
Foreign	Enel Global Trading S.p.A.	Common control	Other Provisions	Italy	—	(174,030)
76.126.507-5	Parque Eolico Talinay Oriente SA	Common control	Energy sales	Chile	29,902	42,213
76.126.507-5	Parque Eolico Talinay Oriente SA	Common control	Tolls	Chile	48	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Common control	Other Services Rendered	Chile	25,700	—
76.126.507-5	Parque Eolico Talinay Oriente SA	Common control	Energy purchases	Chile	(228,703)	(274,633)

Total					(179,219,413)	(147,545,675)

Transfers of short-term funds between related companies are treated as current accounts changes, with variable interest rates based on market conditions used for the monthly balance. The resulting receivable or payable balances are usually at 30 days term, with automatic rollover for the same periods and amortization in line with cash flows.

9.2 Board of Directors and Key management personnel

The Company is managed by a Board of Directors which consists of seven members. Each director serves for a three-year term after which they can be reelected.

The Board of Directors as of June 30, 2017, was elected at the Ordinary Shareholders Meeting held on April 28, 2016. At the Board of Directors Meeting held on April 29, 2016 were designated the Chairman and Vice Chairman.

a)	Receivables from related parties

•	Accounts receivable and payable

There are no outstanding amounts receivable or payable between the Company and the members or the Board of Directors and key management personnel.

•	Other transactions

No transactions other than the payment of compensation have taken place between the Company and the members of the Board of Directors and key management personnel and other than transactions in the normal course of business-electricity supply.

b)	Compensation for directors

In accordance with Article 33 of Law No. 18.046 governing shock corporations, the compensation of Directors is established each year at the Ordinary Shareholders Meeting of the Company.

The compensation consists of paying a variable annual compensation equal to one one-thousandth of the profit for the year (attributable to shareholders of Enel Chile). Also, each member of the Board will be paid a monthly compensation, one part a fixed monthly fee and another part dependent on meetings attended. The breakdown of this compensation is as follows:

•	180 U.F. as a fixed monthly fee; and

•	66 U.F. as per diem for each Board meeting attended

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above. As stated in the by-laws, the compensation for the Chairman of the Board will be 50% higher than that of a Director.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ended December 31, 2017.

If any Director of the Company is a member of more than one Board in any Chilean or foreign subsidiaries and/or associates, or holds the position of director or advisor in other Chilean or foreign companies or legal entities in which Enel Américas S.A. has a direct or indirect ownership interest, that Director can be compensated for his/her participation in only one of those Boards or Management Committees.

The Executive Officers of the Company and/or any of its Chilean or foreign subsidiaries or associates will not receive any compensation or per diem if they hold the position of director in any of the Chilean or foreign subsidiaries or associates of the Company. Nevertheless, the executives may receive such compensation or per diem, provided there is prior express authorization, as a payment in advance of the variable portion of their compensation received from the respective companies through which they are employed.

Directors’ Committee:

Each member of the Directors’ Committee will receive a variable compensation equal to 0.11765 thousandth of the profit for the year (attributable to shareholders of Enel Américas). Also each member will be paid a monthly compensation, one part in a fixed monthly fee and another part dependent on meetings attended.

This compensation is broken down as follows:

•	60 UF as a fixed monthly fee, and

•	22 UF as per diem for each Board meeting attended.

The amounts paid for the monthly fee will be treated as payment in advance of the variable annual compensation described above.

Any advance payments received will be deducted from the annual variable compensation, with no reimbursement if the annual variable compensation is lower than the total amount paid in advances. The variable compensation will be paid, when appropriate, after the Ordinary Shareholders’ Meeting approves the Annual Report, Balance Sheet and Financial Statements, and the Independent Auditors’ Reports and Account Inspectors’ Reports for the year ended December 31, 2017.

The following tables show details of the compensation paid to the members of the Board of Directors of the Company for the six month periods ended June 30, 2017 and 2016:

Taxpayer ID No. (RUT)	Name	Position	Period in Position	For the six month period ended June 30, 2017
				Enel Chile Board	Board of subsidiaries	Directors’ Committee
				ThCh$	ThCh$	ThCh$
4.975.992-4	Herman Chadwick Piñera	Chairman	1/1/17 to 6/30/17	81,753	—	—
Foreign	Giulio Fazio	Director	1/1/17 to 6/30/17	—	—	—
4.461.192-9	Fernan Gazmuri Plaza	Director	1/1/17 to 6/30/17	40,876	—	13,626
4.774.797-K	Pedro Pablo Cabrera Gaete	Director	1/1/17 to 6/30/17	40,876	—	13,626
5.672.444-3	Juan Gerardo Jofré Miranda	Director	1/1/17 to 6/30/17	40,876	—	13,626
Foreign	Vincenzo Ranieri	Director	1/1/17 to 6/30/17	—	—	—
Foreign	Salvatore Bernabei	Director	1/1/17 to 6/30/17	—	—	—

Total				204,381	—	40,878

Taxpayer ID No. (RUT)	Name	Position	Period in Position	For the six month period ended June 30, 2016 (*)
				Enel Chile Board	Board of subsidiaries	Directors’ Committee
				ThCh$	ThCh$	ThCh$
4.975.992-4	Herman Chadwick Piñera	Chairman	3/01/16 to 6/30/16	45,191	—	—
Foreign	Giulio Fazio	Vice-Chairman	3/01/16 to 6/30/16	—	—	—
4.461.192-9	Fernan Gazmuri Plaza	Director	3/01/16 to 6/30/16	38,671	—	11,186
4.774.797-K	Pablo Cabrera Gaete	Director	3/01/16 to 6/30/16	38,671	—	11,186
5.672.444-3	Juan Gerardo Jofre Miranda	Director	3/01/16 to 6/30/16	38,671	—	11,186
Foreign	Vincenzo Ranieri	Director	3/01/16 to 6/30/16	—	—	—
Foreign	Salvatore Bernabei	Director	3/01/16 to 6/30/16	—	—	—

Total				161,204	—	33,558

(*)	The Company was initially created on January 22, 2016.

c)	Guarantees given by the Company in favor of the directors

No guarantees have been given in favor of the directors.

9.3 Compensation for key management personnel

a)	Compensation received by key management personnel

Key Management Personnel
Taxpayer ID No. (RUT)	Name	Position
Foreign	Nicola Cotugno (1)	Chief Executive Officer
7.625.745-0	Antonio Barreda Toledo	Procurement Officer
24.950.967-1	Raffaele Grandi	Administration, Finance and Control Officer
15.307.846-7	José Miranda Montecinos	Communications Officer
24.166.243-8	Alain Rosolino (2)	Human Resources and Organization Officer
6.973.465-0	Domingo Valdés Prieto	General Counsel and Secretary of the Board
Foreign	Raffaele Cutrignelli (3)	Internal Audit Officer
11.625.161-2	Pedro Urzúa Frei	Institutional Relations Officer

(1)	On August 16, 2016, Mr. Nicola Cotugno became CEO replacing Mr. Luca D’Agnese who submitted his voluntarily resignation from the Company, and served until that date.
(2)	On October 1, 2016, Mr. Alain Rosolino became Human Resources and Organization Officer replacing Ms. Paola Visintini Vacarezza.
(3)	On October 1, 2016, Mr. Raffaele Cutrignelli became Internal Audit Officer replacing Mr. Alain Rosolino.

Incentive plans for key management personnel

The Company has implemented an annual bonus plan for its executives based on meeting company-wide objectives and on the level of their individual contribution in achieving the overall goals of the Company. The plan provides for a range of bonus amounts according to seniority level. The bonuses paid to the executives consist of a certain number of monthly gross compensation.

Compensation received by key management personnel for the six month periods ended June 30, 2017 and 2016, is the following:

Remuneration of Key Management Personnel	For the six month periods ended,
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Cash compensation	1,149,280	451,867
Shor-term benefits for employees	191,777	146,922
Other long-term benefits	11,974	131,948

Total	1,353,031	730,737

b)	Guarantees established by the Company in favor of key management personnel

No guarantees have been given to key management personnel.

9.4 Compensation plans linked to share price

There are no payment plans granted to the Directors or key management personnel based on the share price of the Company.

10.	INVENTORIES.

The detail of inventories as of June 30, 2017 and December 31, 2016, is as follows:

Classes of Inventories	Balance as of
	6-30-2017	12-31-2016
	ThCh$	ThCh$
Supplies for Production	16,789,596	12,377,179
Gas	7,418,761	2,159,901
Oil	2,513,998	2,556,438
Coal	6,856,837	7,660,840
Other inventories (*)	20,655,889	25,162,417

Total	37,445,485	37,539,596

(*) Other inventories	20,655,889	25,162,417
Supplies for projects and spare parts	14,532,279	17,076,698
Electrical materials	6,123,610	8,085,719

There are no inventories pledged as security for liabilities.

For the six month periods ended June 30, 2017 and 2016, raw materials and consumables recognized as fuel expenses were ThCh$178,403,314 and ThCh$163,933,279, respectively. See Note 26.

As of June 30, 2017 and December 31, 2016, no inventories have been written down due to obsolescence.

11.	CURRENT TAX ASSETS AND LIABILITIES.

The detail of current tax assets and liabilities as of June 30, 2017 and December 31, 2016, is as follows:

Tax Receivables	Balance as of

	6-30-2017	12-31-2016
	ThCh$	ThCh$
Monthly provisional tax payments	53,210,183	43,862,763
Tax credit for absorbed profits	11,422,227	11,398,609
Tax credit for training expenses	5,000	241,700
Other	147,644	146,099

Total	64,785,054	55,649,171

Tax Payables	Balance as of
	6-30-2017	12-31-2016
	ThCh$	ThCh$
Income tax	26,658,951	61,599,415

Total	26,658,951	61,599,415

12.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD.

12.1. Investments accounted for using the equity method

a.	The following tables present the changes in investments in associates and joint ventures accounted for using the equity method as of June 30, 2017 and December 31, 2016:

Taxpayer ID No. (RUT)	Associates and Joint Ventures	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1/1/2017	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Transferred to assets held for distribution to owners	Balance as of 6/30/2017
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
76.418.940-k	GNL Chile S.A.	Associate	Chile	U.S. dollar	33.33%	3,982,934	—	744,918	(743,734)	(8,156)	—	—	—	3,975,962
76.652.400-1	Centrales Hidroeléctricas de Aysén S.A.	Joint Venture	Chile	Chilean peso	51.00%	6,441,167	1,836,000	(1,824,820)	—	—	—	—	—	6,452,347
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	8,222,762	—	312,822	—	—	—	—	—	8,535,584
76.014.570-k	Enel Argentina S.A.	Joint Venture	Argentina	Argentine peso	0.12%	91,335	—	(11,232)	—	(3,730)	—	347	—	76,720

TOTAL						18,738,198	1,836,000	(778,312)	(743,734)	(11,886)	—	347	—	19,040,613

Taxpayer ID No. (RUT)	Associates and Joint Ventures	Relationship	Country	Functional Currency	Ownership Interest %	Balance as of 1/1/2016	Additions	Share of Profit (Loss)	Dividends Declared	Foreign Currency Translation	Other Comprehensive Income	Other Increase (Decrease)	Transferred to assets held for distribution to owners	Balance as of 12/31/2016
						ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.806.130-5	Electrogas S.A. (1)	Associate	Chile	U.S dollar	42.50%	12,042,873	—	5,166,226	(3,979,095)	(844,372)	607,375	—	(12,993,007)	—
76.788.080-4	GNL Quinteros S.A. (2)	Associate	Chile	U.S dollar	20.00%	17,137,023	—	2,750,075	(2,598,035)	(816,094)	(12,298,165)	(4,174,804)	—	—
76.418.940-k	GNL Chile S.A.	Associate	Chile	U.S dollar	33.33%	2,662,029	—	1,491,025	—	(170,120)	—	—	—	3,982,934
76.652.400-1	Centrales Hidroeléctricas de Aysén S.A.	Joint Venture	Chile	Chilean peso	51.00%	6,280,293	2,346,000	(2,185,127)	—	—	—	—	—	6,441,166
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Joint Venture	Chile	Chilean peso	50.00%	7,594,153	—	628,610	—	—	—	—	—	8,222,763
76.014.570-k	Enel Argentina S.A.	Joint Venture	Argentina	Argentine peso	0.12%	—	235,090	23,610	—	(21,044)	(656)	(145,665)	—	91,335
Foreign	Southern Cone S.A	Joint Venture	Argentina	Argentine peso	2.00%	—	3,326	3,780	—	(1,080)	(63)	(5,963)	—	—

TOTAL						45,716,371	2,584,416	7,878,199	(6,577,130)	(1,852,710)	(11,691,509)	(4,326,432)	(12,993,007)	18,738,198

(1)	See Note 5.
(2)	On June 9, 2016, our subsidiary Enel Generación Chile S.A. signed an agreement to sell all shares of its equity method investee GNL Quintero S.A., equivalent to a 20% ownership interest, to Enagás Chile SpA (“Enagas Chile”) which is a wholly-owned subsidiary of Enagás S.A.

On September 14, 2016, after compliance with all conditions agreed between the parties, the sale transaction was completed and Enel Generación Chile S.A. transferred its shares of GNL Quintero S.A. to Enagás Chile. The total sale price was US$ 197,365,113.2 (ThCh$ 132,820,800) (See Note 30).

GNL Quintero S.A. operates a storage and regasification of Liquefied Natural Gas (LNG) plant and its related land-based Terminal for loading and unloading LNG, including facilities and network necessary to deliver LNG, through a LNG truck loading facility and delivery point’s pipelines.

b.	Additional financial information on investments in associates and joint ventures

12.2. Investments with significant influence

The following tables show financial information as of June 30, 2017 and December 31, 2016, from the financial statements of the investments in associates where the Group has significant influence:

Investments with Significant Influence	As of and for the six month period ended June 30, 2017
	Ownership %	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	109,049,936	90,352	97,211,208	—	390,018,918	(387,783,939)	2,234,979	(24,472)	2,210,507

Investments with Significant Influence	As of and for the year ended December 31, 2016
	Ownership %	Current Assets	Non-Current Assets	Current Liabilities	Non-Current Liabilities	Revenues	Expenses	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GNL Chile S.A.	33.33%	90,283,944	117,703	78,452,153	—	615,229,994	(610,756,322)	4,473,672	(510,406)	3,963,266
Electrogas S.A.	20.00%	—	—	—	—	86,471,706	(72,752,059)	13,719,647	(65,571,292)	(51,851,645)
GNL Quintero S.A.	42.50%	9,318,456	40,746,438	5,683,680	13,809,430	24,126,070	(11,970,244)	12,155,826	(347,369)	11,808,457

Appendix 3 to these interim consolidated financial statements provides information on the main activities of our associates and the ownership interest that the Group holds in them.

None of our associates have published price quotations

12.3. Joint ventures

The following tables present information from the financial statements as of June 30, 2017 and December 31, 2016, on the main joint ventures:

Investments in Joint Ventures	Centrales Hidroeléctricas de Aysén S.A.		Transmisora Eléctrica de Quillota Ltda.
	51.00%	51.00%	50.00%	50.00%
	6-30-2017	12-31-2016	6-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Total Current Assets	853,570	863,962	7,254,565	6,366,378
Total Non-Current Assets	15,159,321	15,159,321	11,968,312	12,034,576
Tota Current Liabilities	3,291,943	3,324,706	372,251	245,025
Total Non-Current Liabilities	68,081	68,081	1,779,459	1,710,406
Cash and cash equivalents	815,401	860,719	6,255,907	5,716,196
Revenues	—	—	1,412,065	2,774,316
Other fixed operating expenses	(3,603,101)	(4,363,197)
Depreciation and amortization expenses	—	—	(391,160)	(773,093)
Interest income	18,538	42,046		134,995
Income tax expense	—	(7,070)	(144,106)	(225,008)
Profit (Loss)	(3,577,629)	(4,284,131)	625,644	1,257,220
Other comprehensive income	—	—	—	—

Comprehensive income	(3,577,629)	(4,284,131)	625,644	1,257,220

c.	There are no significant commitments and contingencies, or restrictions on funds transfers to its owners in associates and joint ventures.

13.	INTANGIBLE ASSETS OTHER THAN GOODWILL.

The following table presents intangible assets as of June 30, 2017 and December 31, 2016:

Intangibles Assets, Net	Balance as of
	6-30-2017	12-31-2016
	ThCh$	ThCh$
Easements and water rights	12,496,727	12,564,076
Computer software	26,533,126	27,591,694
Other identifiable intangible assets	4,311,023	4,314,980

Total	43,340,876	44,470,750

Intangible Assets, Gross	Balance as of
	6-30-2017	12-31-2016
	ThCh$	ThCh$
Easements and water rights	14,486,478	14,553,826
Computer software	77,806,930	75,793,919
Other identifiable intangible assets	10,743,027	10,745,173

Total	103,036,435	101,092,918

Accumulated Amortization and Impairment	Balance as of
	6-30-2017	12-31-2016
	ThCh$	ThCh$
Easements and water rights	(1,989,751)	(1,989,750)
Computer software	(51,273,804)	(48,202,225)
Other identifiable intangible assets	(6,432,004)	(6,430,193)

Total	(59,695,559)	(56,622,168)

The reconciliations of the carrying amounts of intangible assets at June 30, 2017 and December 31, 2016 are as follows:

Changes in Intangible Assets	Easements and Water Righst	Computer Software	Other Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$

Opening balance as of January 1, 2017	12,564,076	27,591,694	4,314,980	44,470,750
Changes in identifiable intangible assets
Increases other than those from business combinations	183,365	2,013,012	—	2,196,377
Increase (decrease) from foreign exchange differences, net	—	—	(20)	(20)
Amortization (1)	—	(3,071,580)	(3,937)	(3,075,517)
Increases (decreases) from transfers and other changes
Increases (decreases) from other changes	(250,714)	—	—	(250,714)

Total changes in identifiable intangible assets	(67,349)	(1,058,568)	(3,957)	(1,129,874)

Closing Balance as of June 30, 2017	12,496,727	26,533,126	4,311,023	43,340,876

Changes in Intangible Assets	Easements and Water Righst	Computer Software	Other Intangible Assets, Net	Intangible Assets, Net
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2016	14,575,473	27,824,092	479,761	42,879,326
Changes in identifiable intangible assets
Increases other than those from business combinations	540,052	5,690,091	3,851,635	10,081,778
Increase (decrease) from foreign exchange differences, net	—	—	2,897	2,897
Amortization (1)	—	(5,815,030)	(18,961)	(5,833,991)
Increases (decreases) from transfers and other changes	352	—	(352)
Increases (decreases) from transfers	352	—	(352)	—
Disposals and removals from service	(2,549,926)	—	—
Disposals (2)	(2,549,926)	—	—	(2,549,926)
Other Increases (decreases)	(1,875)	(107,459)	—	(109,334)

Total changes in identifiable intangible assets	(2,011,397)	(232,398)	3,835,219	1,591,424

Closing Balance as of December 31, 2016	12,564,076	27,591,694	4,314,980	44,470,750

(1)	See Note 28.
(2)	See Note 15.e).ix)

According to the Group management’s estimates and projections, the expected future cash flows attributable to intangible assets allow the recovery of the carrying amount of these assets recorded as of June 30, 2017 (See Note 3.e).

As of June 30, 2017 and December 31, 2016, there are no significant intangible assets with an indefinite useful life.

14.	GOODWILL.

The following table shows goodwill by the Cash-Generating Unit or group of Cash-Generating Units to which it belongs and changes as of June 30, 2017 and December 31, 2016:

Company	Cash Generating Unit	Balance as of	Transfers on	Balance as of	Increase	Balance as of
		1/1/2016	mergers	12/31/2016	(Decrease)	6/30/2017
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Empresa Eléctrica de Colina Ltda.	Empresa Eléctrica de Colina Ltda.	2,240,478	—	2,240,478	—	2,240,478
Compañía Eléctrica Tarapaca S.A. (1)	Generación Chile	4,656,105	(4,656,105)	—	—	—
Enel Distribución Chile S.A.	Distribución Chile	128,374,362	—	128,374,362	—	128,374,362
Enel Generación Chile S.A.	Generación Chile	731,782,459	—	731,782,459	—	731,782,459
GasAtacama Chile S.A. (1)	Generación Chile	20,204,251	4,656,105	24,860,356	—	24,860,356

Total		887,257,655	—	887,257,655	—	887,257,655

(1)	On November 1, 2016, Compañía Eléctrica Tarapacá S.A. was merged with GasAtacama S.A., being the latter the surviving company.

According to the Group management’s estimates and projections, the expected future cash flows projections attributable to the Cash-Generating Units or groups of Cash-Generating Units, to which the acquired goodwill has been allocated, allow recovery of its carrying amount as of June 30, 2017 and December 31, 2016 (See Note 3.e).

The origin of the goodwill is detailed below:

1.- Empresa Eléctrica de Colina Ltda.

On December 30, 1996, Enel Distribución Chile S.A. acquired 100% of Empresa Eléctrica de Colina Ltda. from the investment company Saint Thomas S.A., which is neither directly nor indirectly related to Enel Distribución Chile S.A.

2.- Enel Distribución Chile S.A.

In November 2000, Enel Américas S.A. acquired an additional 25.4% ownership interest in Enel Distribución Chile S.A. in a public bidding process, reaching a 99.99% ownership interest in the company.

3.- Endesa Generación Chile S.A.

On May 11, 1999, Enel Américas S.A. acquired an additional 35% in Enel Generación Chile S.A. in a public bidding process on the Santiago Stock Exchange and by buying shares in the U.S. (30% and 5%, respectively), reaching a 60% ownership interest in the generation company.

4.- GasAtacama Chile S.A. (Formerly named Inversiones GasAtacama Holding Limitada)

On April 22, 2014, Enel Generación Chile S.A. acquired the remaining 50% equity interest in GasAtacama Chile S.A that was owned at that time by Southern Cross Latin America Private Equity Fund III L.P.

5.- Empresa Eléctrica Pangue S.A. (Currently named GasAtacama Chile S.A.)

On July 12, 2002, Enel Generación Chile S.A. acquired 2.51% of the shares of Empresa Eléctrica Pangue S.A. through a put option held by the minority shareholder International Finance Corporation (IFC).

On May 2, 2012, Empresa Eléctrica Pangue S.A. merged with Compañía Eléctrica San Isidro S.A.; with the latter company being the surviving entity.

6.- Compañía Eléctrica San Isidro S.A. (Currently named GasAtacama Chile S.A.)

On August 11, 2005, Enel Generación Chile S.A. acquired the shares of Inversiones Lo Venecia Ltda., whose only asset was a 25% interest in Compañía Eléctrica San Isidro S.A. (acquisition of non-controlling interests). On September 1, 2013, Compañía Eléctrica San Isidro S.A. was merged with Endesa Eco S.A., being the latter the surviving entity. On November 1, 2013, Endesa Eco S.A. was merged with Compañía Eléctrica Tarapacá, being the latter the surviving entity. Subsequently, on November 1, 2016, Compañía Eléctrica Tarapacá S.A. was merged with GasAtacama S.A., being the latter the surviving company.

15.	PROPERTY, PLANT AND EQUIPMENT.

The following table shows property, plant and equipment as of June 30, 2017 and December 31, 2016:

Classes of Property, Plant and Equipment, Net	Balance as of
	6-30-2017	12-31-2016
	ThCh$	ThCh$
Construction in progress	726,136,374	688,387,124
Land	66,831,668	66,868,119
Buildings	12,650,167	13,020,474
Plant and Equipment - Generation	1,943,596,813	2,003,848,818
Network Infraestructure	678,787,389	643,315,210
Fixtures and fittings	41,148,818	41,325,699
Other Property, Plant and Equipment under Finance Leases	18,936,060	19,363,190

Property, Plant and Equipment, Net	3,488,087,289	3,476,128,634

Classes of Property, Plant and Equipment, Gross	Balance as of
	6-30-2017	12-31-2016
	ThCh$	ThCh$
Construction in progress	726,136,374	688,387,124
Land	66,831,668	66,868,119
Buildings	27,736,647	27,891,216
Plant and Equipment - Generation	4,382,778,152	4,451,829,150
Network Infraestructure	1,190,484,134	1,080,084,433
Fixtures and fittings	130,929,039	127,544,544
Finance leases	28,760,031	28,760,032

Property, Plant and Equipment, Gross	6,553,656,045	6,471,364,618

Classes of Accumulated Depreciation and Impairment of Property, Plant and Equipment	Balance as of
	6-30-2017	12-31-2016
	ThCh$	ThCh$
Buildings	(15,086,480)	(14,870,742)
Plant and Equipment - Generation	(2,439,181,339)	(2,447,980,332)
Network Infraestructure	(511,696,745)	(436,769,223)
Fixtures and fittings	(89,780,221)	(86,218,845)
Finance leases	(9,823,971)	(9,396,842)

Total Accumulated Depreciation and Impairment in Property, Plant and Equipment	(3,065,568,756)	(2,995,235,984)

The detail and changes in property, plant, and equipment at June 30, 2017 and December 31, 2016, are as follows:

Changes in 2017	Construction in Progress	Land	Buildings, Net	Plant and Equipment - Generation, Net	Network Infraestructure, Net	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2017	688,387,124	66,868,119	13,020,474	2,003,848,818	643,315,210	41,325,699	19,363,190	3,476,128,634
Increases other than those from business combinations	84,318,318	—	—	—	—	295,585	—	84,613,903
Increase (decrease) from net foreign exchange differences	(19,807)	(5,003)	(8,786)	(66,465)		(17,659)	—	(117,720)
Depreciation (1) (2)	—	—	(373,570)	(53,248,665)	(16,456,434)	(2,244,940)	(427,129)	(72,750,738)
Increases (decreases) from transfers and other changes	(47,111,464)	(1)	12,049	(3,406,685)	48,715,969	1,790,133	(1)	—
Increases (decreases) from transfers from construction in process	(47,111,464)	(1)	12,049	(3,406,685)	48,715,969	1,790,133	(1)	—
Disposals and removals from service	(805)	(31,447)	—	(78,423)	(336,747)	—	—	(447,422)
Disposals	—	(12,519)	—	—	—	—	—	(12,519)
Removals	(805)	(18,928)	—	(78,423)	(336,747)	—	—	(434,903)
Other increases/decreases	563,008	—	—	(3,451,767)	3,549,391	—	—	660,632

Total Changes	37,749,250	(36,451)	(370,307)	(60,252,005)	35,472,179	(176,881)	(427,130)	11,958,655

Closing balance as of June 30, 2017	726,136,374	66,831,668	12,650,167	1,943,596,813	678,787,389	41,148,818	18,936,060	3,488,087,289

(1)	See Note 28.
(2)	See Note 2.3.1

Changes in 2016	Construction in Progress	Land	Buildings, Net	Plant and Equipment - Generation, net	Network Infraestructure,	Fixtures and Fittings, Net	Other Property, Plant and Equipment under Finance Leases, Net	Property, Plant and Equipment, Net
	ThCh$	ThCh$	ThCh$	ThCh$	Net	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2016	622,058,677	72,344,242	13,557,151	2,079,700,023	583,006,209	38,284,047	20,217,448	3,429,167,797
Increases other than those from business combinations	262,518,418	—	24,934	—	1,443,508	3,126,832	—	267,113,692
Increase (decrease) from net foreign exchange differences	(186,893)	(32,814)	(59,699)	(361,199)	—	(153,858)	—	(794,463)
Depreciation (1)	—	—	(745,000)	(126,106,763)	(23,054,620)	(5,065,979)	(854,258)	(155,826,620)
Impairment losses recognized in profit or loss (2)	(30,785,531)	—	—	—	—	—	—	(30,785,531)
Increases (decreases) from transfers and other changes	(131,287,250)	(5,443,309)	243,088	50,616,757	80,622,627	5,248,087	—	—
Increases (decreases) from transfers from construction in process	(131,287,250)	(5,443,309)	243,088	50,616,757	80,622,627	5,248,087	—	—
Disposals and removals from service	(33,930,297)	—	—	—	(456,398)	(113,430)	—	(34,500,125)
Disposals	—	—	—	—	—	—	—	—
Removals	(33,930,297)	—	—	—	(456,398)	(113,430)	—	(34,500,125)
Other increases/decreases	—	—	—	—	1,753,884	—	—	1,753,884

Total Changes	66,328,447	(5,476,123)	(536,677)	(75,851,205)	60,309,001	3,041,652	(854,258)	46,960,837

Closing balance as of December 31, 2016	688,387,124	66,868,119	13,020,474	2,003,848,818	643,315,210	41,325,699	19,363,190	3,476,128,634

(1)	See Note 28.
(2)	See Note 15.e).vii) and x).

Additional information on property, plant and equipment, net

a)	Main investments

Major additions to property, plant and equipment are investments in operating plants and new projects amounting to ThCh$84,613,903 and ThCh$267,113,692 as of June 30, 2017 and December 31, 2016, respectively. In the generation business the main investments include maintenance to plants of ThCh$61,487,630 and ThCh$189,259,095 as of June 30, 2017 and December 31, 2016, respectively. In the distribution business, major investments are network extensions and investments to optimize their operation, in order to improve the efficiency and quality of service, amounting to ThCh$22,977,988 and ThCh$76,355,399 as of June 30, 2017 and December 31, 2016, respectively.

b)	Capitalized expenses

b.1) Borrowing costs

Capitalized borrowing costs were ThCh$1,516,332 and ThCh$1,036,302 for the six month periods ended June 30, 2017 and 2016, respectively (See Note 31). The weighted average borrowing rate was in a range of 6.53% and 6.8% as of June 30, 2017 (6.5% and 6.8% as of June 30, 2016).

b.2) Employee expenses capitalized

Employee expenses capitalized that are directly attributable to constructions in progress were ThCh$6,572,454 and ThCh$8,694,246 for the six month periods ended June 30, 2017 and 2016, respectively.

c)	Finance leases

As of June 30, 2017 and December 31, 2016, property, plant and equipment includes ThCh$18,936,060 and ThCh$19,363,190, respectively, in leased assets classified as finance leases.

The present value of future lease payments derived from these finance leases is as follows:

Future lease payments	6-30-2017			12-31-2016
	Gross	Interest	Present Value	Gross	Interest	Present Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Less than one year	2,657,159	772,618	1,884,541	2,677,881	837,514	1,840,367
From one to five years	10,628,641	1,378,071	9,250,570	10,711,519	1,763,190	8,948,329
More than five years	6,058,893	480,384	5,578,509	7,445,079	484,128	6,960,951

Total	19,344,693	2,631,073	16,713,620	20,834,479	3,084,832	17,749,647

Leased assets primarily relate to a lease agreement for Electric Transmission Lines and Installations (Ralco-Charrúa 2X220 KV) entered into between Enel Generación Chile S.A. and Transelec S.A. The lease agreement has a 20-year maturity and bears interest at an annual rate of 6.5%.

d)	Operating leases

The consolidated statements of income for the six month periods ended June 30, 2017 and 2016 include ThCh$1,482,982 and ThCh$1,328,135, respectively, corresponding to operating lease contracts for material assets in operation.

As of June 30, 2017 and December 31, 2016, the total future lease payments under those contracts are as follows:

Futute lease payments	6-30-2017	6-30-2016
	ThCh$	ThCh$
Less than one year	6,366,319	7,133,186
From one to five years	7,006,693	11,998,147
More than five years	1,346,258	9,015,356

Total	14,719,270	28,146,689

e)	Other information

(i)	As of June 30, 2017 and December 31, 2016, the Group had contractual commitments for the acquisition of property, plant and equipment amounting to ThCh$347,532,037 and ThCh$416,684,117, respectively.

(ii)	As of June 30, 2017 and December 31, 2016, the Group does not have property, plant and equipment pledged as security for liabilities. The Company is co-debtor in relation to the domestic bonds of Enel Américas S.A., the outstanding amounts of the liability as of June 30, 2017 is ThUS$31,491 (ThCh$20,919,156).

(iii)	The Group and its consolidated entities have insurance policies for all risks, earthquake and machinery breakdown and damages for business interruption with a €1,000 million (ThCh$758,214,322) limit in the case of generating companies and a €50 million (ThCh$37,910,716) limit for distribution companies, including business interruption coverage. Additionally, the Group has Civil Liability insurance to meet claims from third parties with a €500 million (ThCh$379,107,161) limit. The insurance premiums associated with these policies are presented proportionally for each company in the caption “Prepaid expenses”.

(iv)	The condition of certain assets of our subsidiary Enel Generación Chile S.A. changed, primarily works and infrastructure for facilities built to support power generation in the SIC grid in 1998, due primarily to the installation in the SIC of new thermoelectric plants, the arrival of LNG, and new other projects. As such, a new supply configuration for the upcoming years, in which it is expected that these facilities will not be used. Therefore, in 2009, Enel Generación Chile S.A. recognized an impairment loss of ThCh$43,999,600 for these assets, which is still has not reversed.

(v)	At the end of 2012, our subsidiary Compañía Eléctrica Tarapacá S.A. (“Celta”, a company merged with GasAtacama Chile on November 1, 2016), recognized an impairment loss of ThCh$12,578,098, to adjust the carrying amount of certain specific assets operating in the SING grid to its recoverable amount.

At the closing of 2015, were approved certain regulatory developments to the Chilean energy industry, which after being evaluated by the Company, resulted in the identification of a new single CGU for all generation assets in Chile. The analysis took into account the fact that Enel Generación Chile S.A. performed an optimization and management of all its assets related to its generation business, it had a centralized trade policy, with sales contracts agreed at company level and not assigned to power plants. Therefore, generation of cash flows depended on all the assets as a whole.

Previously, the company identified a CGU for the assets operating in the SIC grid and another one for the assets operating in the SING, under the consideration that there were two separate markets. The new scheme, approved in 2015, posed by the interconnection of SIC and SING, unifies markets and considers a single determination of prices, which was illustrated by latest bids for energy supply to regulated customers.

Therefore, these new conditions indicated that the recognized impairment loss mentioned above has been reversed. This was based, inter alia, on the generation of additional value by the interconnection project between the SIC and SING which is expected to be operational in 2019, by improved utilization of reserves, by expanding the potential market for specific impaired assets and decreasing overall risk of the portfolio. The effects of the interconnection are considered in the five-year projections used by the company to perform impairment tests (see Note 3.e).

(vi)	At the end of 2014, Enel Generación Chile S.A. recognized an impairment loss of ThCh$12,581,947 related to the Punta Alcalde project. This impairment loss was triggered because the current definition of the project was not fully aligned with the strategy that the Company was reformulating, particularly, with regard to technological leadership, and to community and environmental sustainability. Enel Generación Chile S.A. has decided to suspend the project pending clarification of its profitability (see Note 3.e).

(vii)	In line with its sustainability strategy and in order to develop community relationships, Enel Generación Chile S.A. has decided to research new design alternatives for the Neltume project, in particular regarding the issue of the discharge of Lake Neltume, which has been raised by the communities in the various instances of dialogue.

To start a new phase of research of an alternative project, which includes the discharge of water on the Fuy River in late December 2015, the Company withdrew the Environmental Impact Study. This decision applies only to the portion of the Neltume project related to the power plant and not to portion related to the transmission project, which continues its course on handling in the Environmental Assessment Service.

As a result of the above, as of December 31, 2015, Enel Generación Chile S.A. recognized a loss of ThCh$2,706,830, associated with the write down of certain assets related to Environmental Impact Study, which has been withdrawn and to other studies directly linked to the old design of assets.

Consequently, in line with the new sustainability strategy and as a result of sustained dialog with the communities, Enel Generación Chile’s projects in the territory, namely Neltume and Choshuenco, have good prospects from a social community point of view. Nonetheless, given the current condition of the Chilean electricity market, expected profitability of the Neltume and Choshuenco projects is lower than the total capitalized investment in them. As a result, at the end of 2016, Enel Generación Chile recognized an impairment loss of ThCh$20,459,461 associated with the Neltume project and ThCh$3,748,124 associated with the Choshuenco project.

(viii)	As of December 31, 2015, Enel Generación Chile recognized an impairment loss of ThCh$2,522,445 related to the wind project Waiwen. This loss was a result of new assessment of the feasibility of the project performed by the Company and a conclusion that, under existing conditions to date, its profitability is uncertain.

(ix)	On August 31, 2016, Enel Generación Chile decided to withdraw from the water rights associated with the hydroelectric projects Bardón, Chillan 1, Chillan 2, Futaleufú, Hechún and Puelo. This decision was made because of, among other evaluation aspects, the high annual maintenance cost of these unused water rights, lack of technical and economic feasibility and insufficient local communities support. As a result, the Group wrote off a total amount of ThCh$ 32,834,160 of property, plant and equipment and ThCh$ 2,549,926 of intangible assets, which represent 100% of the related costs previously capitalized (see Note 29).

(x)	As of December 31, 2016, Enel Generación Chile recognized an impairment loss of ThCh$ 6,577,946 associated with certain Non-Conventional Renewable Energy (“NCRE”) initiatives, such as wind, mini-hydro, biomass and solar projects. These initiatives deal with collection of natural resources data (wind speed, solar radiation, etc.) as well as engineering studies enabling the Company to perform and support technical and economical assessments in order to visualize their perspectives and decide on future steps. The results of the studies have not been entirely satisfactory, mainly due to the current conditions in the Chilean electricity market, as future viability of the NCRE projects is uncertain. As a result, Enel Generación Chile recognized an impairment loss for 100% of the capitalized investments to date in NCRE projects.

On the other hand, the Enel Generación Chile decided to write-off 100% of capitalized investment in two thermal projects that until now were held in its portfolio. These are the Tames 2 and Totoralillo projects, which were being developed within the framework of the public land concessions bidden by the National Heritage Ministry in 2013. The amount of the write-off was ThCh$ 1,096,137 and arose as a result of the current conditions in the Chilean electricity market, lack of future viability of this type of technology (steam-coal) and high development costs, which make these projects unfeasible. In addition, Enel Generación Chile recognized a provision of ThCh$ 2,245,000 for the fines to be paid upon withdrawing from the concessions related to these projects.

16.	INVESTMENT PROPERTY.

The detail and changes in investment property at June 30, 2017 and December 31, 2016, are as follows:

Changes in Investment Properties	Investment Properties, Gross	Accumulated Depreciation, Amortization and Impairment	Investment Properties, Net
	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2016	8,938,662	(787,675)	8,150,987
Impairment loss	—	(22,465)	(22,465)
Closing balance as of December 31, 2016	8,938,662	(810,140)	8,128,522
Depreciation	—	(11,232)	(11,232)
Other increases (decreases)	250,714	—	250,714
Closing balance as of June 30, 2017	9,189,376	(821,372)	8,368,004

There were no investment properties disposed of during the six month periods ended June 30, 2017 and 2016.

Fair value measurement and hierarchy

As of June 30, 2017, the fair value of the Group’s investment properties was ThCh$12,084,883 (ThCh$11,567,758 as of December 31, 2016) which was determined using independent appraisals.

The fair value measurement for these investment properties was categorized as Level 3 within the fair value hierarchy.

For the six month periods ended June 30, 2017 and 2016, the detail of income and expenses from investment properties is as follows:

Income and expense from investment properties	Balance as of
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Rental income from investment properties	81,588	88,651
Direct operating expense from investment properties generating rental income	(20,192)	(59,132)

Total	61,396	29,519

The Group has no repair, maintenance, acquisition, construction or development agreements that represent future obligations for the Group as of June 30, 2017 and December 31, 2016.

The Group has insurance policies to cover operational risks of its investment properties, as well as to cover legal claims against the Group that could potentially arise from exercising its business activity. Management considers that the insurance policy coverage is sufficient against the risks involved.

17.	INCOME TAXES.

a)	Income taxes

The following table presents the components of the income tax expense/(benefit) for the six month periods ended June 30, 2017 and 2016:

Current Income Tax and Adjustments to Current Income Tax for Previous periods	For the six month periods ended,
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Current income tax	(84,576,100)	(68,131,238)
Adjustments to current tax from the previous period	(576,108)	(1,194,911)
Other current tax benefit / (expense)	720,398	18,286,700
Current tax expense, net	(84,431,810)	(51,039,449)
Benefit / (expense) from deferred taxes for origination and reversal of temporary differences	4,974,675	9,192,494

Total deferred tax benefit / (expense)	4,974,675	9,192,494

Income tax expense, continuing operations	(79,457,135)	(41,846,955)

The following table reconciles income taxes resulting from applying the local current tax rate to “Net income before taxes” and the actual income tax expense recorded in the accompanying Consolidated Statement of Comprehensive Income for the six month periods ended June 30, 2017 and 2016:

Reconciliation of Tax Expense	Tax rate	6-30-2017	Tax rate	6-30-2016
	%	ThCh$	%	ThCh$
ACCOUNTING INCOME BEFORE TAX		326,195,769		301,385,944
Total tax income (expense) using statutory rate	(25.50%)	(83,179,920)	(24.00%)	(72,332,628)
Tax effect of rates applied in other countries	0.05%	163,376	0.08%	234,258
Tax effect of non-taxable revenues	0.83%	2,696,093	5.81%	17,515,225
Tax effect of non-tax-deductible expenses	(1.86%)	(6,068,751)	(1.56%)	(4,691,699)
Tax effect of adjustments to current taxes in previous periods	(0.18%)	(576,108)	(0.40%)	(1,194,911)
Price level restatement for tax purposes (equity and investments)	2.30%	7,508,175	6.18%	18,622,800

Total adjustments to tax expense using statutory rates	1.14%	3,722,785	10.12%	30,485,672

Income tax benefit (expense), continuing operations	(24.36%)	(79,457,135)	(13.88%)	(41,846,956)

The principal temporary differences are detailed in below.

b)	Deferred taxes

The following table sets forth is the analysis of deferred tax assets/(liabilities) presented in the consolidated statements of financial position as of June 30, 2017 and December 31, 2016:

Deferred tax assets/(liabilities)	June 30, 2017		December 31, 2016
	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	5,384,541	(237,563,236)	5,465,105	(246,373,416)
Provisions	34,173,317	(347,333)	36,785,893	(342,283)
Post-employement benefits obligations	6,465,079	(65,933)	6,795,806	(579,978)
Tax loss carryforwards	14,269,311	—	11,911,396	—
Other	19,983,667	(14,909,968)	21,979,742	(13,210,542)

Deferred tax asses/(liabilities) before offsetting	80,275,915	(252,886,470)	82,937,942	(260,506,219)

Offsetting of deferred tax assets/(liabilities)	(56,258,652)	56,258,652	(61,141,425)	61,141,425

Deferred tax assets/(liabilities) after offsetting	24,017,263	(196,627,818)	21,796,517	(199,364,794)

The origination and changes in deferred tax assets and liabilities as of June 30, 2017 and December 31, 2016, are as follows:

Deferred tax assets/(liabilities)	Opening balance as of January 1, 2017	Changes 2017						Closing balance as of June 30, 2017
		Recognized in profit or loss	Recognized in other comprehensive income	Recognized directly in equity	Foreign exchange currency translation	Transfers to (from) non-current assets and disposal groups held for sale	Other increases (decreases)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	(240,908,311)	8,717,715	—	—	11,901	—	—	(232,178,695)
Provisions	36,443,610	(2,617,626)	—	—	—	—	—	33,825,984
Post-employement benefits obligations	6,215,828	183,318	—	—	—	—	—	6,399,146
Tax loss carryforwards	11,911,396	2,357,915	—	—	—	—	—	14,269,311
Others	8,769,200	(3,666,647)	(773)	—	(11,700)	—	(16,381)	5,073,699

Deferred tax assets/(liabilities)	(177,568,277)	4,974,675	(773)	—	201	—	(16,381)	(172,610,555)

Deferred tax assets/(liabilities)	Opening balance as of January 1, 2016	Changes 2016						Closing balance as of December 31, 2016
		Recognized in profit or loss	Recognized in other comprehensive income	Recognized directly in equity	Foreign exchange currency translation	Transfers to (from) non-current assets and disposal groups held for sale	Other increases (decreases)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	(267,512,104)	26,480,453	—	—	79,558	40,896	2,886	(240,908,311)
Provisions	32,333,439	3,938,158	—	—	—	109,264	62,749	36,443,610
Post-employement benefits obligations	5,156,303	(1,085,071)	1,786,999	—	—	379,451	(21,854)	6,215,828
Tax loss carryforwards	12,720,468	(809,016)	—	—	—	—	(56)	11,911,396
Others	4,592,877	1,436,258	1,818	—	12,645	(184,463)	2,910,065	8,769,200

Deferred tax assets/(liabilities)	(212,709,017)	29,960,782	1,788,817	—	92,203	345,148	2,953,790	(177,568,277)

Recovery of deferred tax assets will depend on whether sufficient tax profits will be obtained in the future. The Group believes that the future profit projections for its subsidiaries will allow these assets to be recovered.

a.	As of June 30, 2017 and December 31, 2016, the Group does not have unrecognized deferred tax assets related to tax loss carryforwards.

The Group has not recognized deferred tax liabilities for taxable temporary differences associated with investments in subsidiaries and joint ventures, as it is able to control the timing of the reversal of the temporary differences and considers that it is probable that such temporary differences will not reverse in the foreseeable future. As of June 30, 2017 and December 31, 2016, the aggregate of taxable temporary differences associated with investments in subsidiaries and joint ventures for which deferred tax liabilities have not been recognized totaled ThCh$1,086,590,296 and ThCh$1,145,437,791, respectively. Additionally, the Group has not recognized deferred tax asset for deductible temporary differences which as of June 30, 2017 and December 31, 2016, totaled ThCh$415,630,691 and ThCh$399,626,044, respectively, as it is not probable that sufficient future taxable profits exist to recover such temporary differences.

The Group entities are potentially subject to income tax audits by the Chilean tax regulator and are limited to three tax years after which tax audits over those years can no longer be performed. Tax audits by nature are often complex and can require several years to complete. The tax years potentially subject to examination are 2014 through 2016.

The Company came into legal existence on March 1, 2016, therefore, it does not have prior periods subject to income tax audits. Nonetheless, as a result of the Spin-Off, it is liable for any probable tax contingencies for the open tax audit periods at the investments it received as part of the Spin-Off.

Given the range of possible interpretations of tax standards, the results of any future inspections carried out by Chilean tax authority for the years subject to audit can give rise to tax liabilities that cannot currently be quantified objectively. Nevertheless, management estimates that the liabilities, if any, that may arise from such tax audits, would not significantly impact the Group’s future results.

The effects of deferred tax on the components of other comprehensive income for the six month periods ended June 30, 2017 and 2016, are as follows:

Effects of Deferred Tax on the Components of Other Comprehensive Income	For the six month periods ended
	June 30, 2017			June 30, 2016
	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax	Amount Before Tax	Income Tax Expense (Benefit)	Amount After Tax
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Available-for-sale financial assets	2,863	(773)	2,090	(1,186)	320	(866)
Cash flow hedge	6,141,377	(5,430,100)	711,277	70,773,503	(18,986,551)	51,786,952
Foreign currency translation	(610,909)	—	(610,909)	(3,178,864)	—	(3,178,864)
Share of other comprehensive income in associates and joint ventures accounted for using the equity method	—	—	—	(12,862,587)	—	(12,862,587)

Components of other comprehensive income	5,533,331	(5,430,873)	102,458	54,730,866	(18,986,231)	35,744,635

The movements in deferred taxes for the components of other comprehensive income for the six month periods ended June 30, 2017 and 2016, are as follows:

Reconciliation of changes in deferred taxes of components of other comprehensive income	For the six month periods ended
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Total increases (decreases) for deferred taxes of other comprehensive income from continuing operations	(773)	320
Income tax of changes in cash flow hedge transactions	(5,430,100)	(18,986,551)

Total income tax relating to components of other comprehensive income	(5,430,873)	(18,986,231)

18.	OTHER FINANCIAL LIABILITIES.

The balances of other financial liabilities as of June 30, 2017 and December 31, 2016, are as follows:

Other Financial Liabilities	Balance as of
	6-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Interest-bearing borrowings	17,914,422	798,870,034	18,013,114	802,046,968
Hedging derivatives (*)	287,868	44,981,668	313,571	48,981,953
Non-hedging derivatives (**)	5,556,858	7,091	7,369,481	2,987,830

Total	23,759,148	843,858,793	25,696,166	854,016,751

(*)	See Note 20.2.a
(**)	See Note 20.2.b

18.1 Interest-bearing borrowings

The detail of current and non-current interest-bearing borrowings as of June 30, 2017 and December 31, 2016, is as follows:

Classes of Interest-Bearing Borrowings	Balance as of
	6-30-2017		12-31-2016
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans	8,241	—	4,274	—
Unsecured liabilities	16,021,640	784,040,955	16,168,473	786,137,688
Finance leases	1,884,541	14,829,079	1,840,367	15,909,280

Total	17,914,422	798,870,034	18,013,114	802,046,968

Bank loans by currency and contractual maturity as of June 30, 2017 and December 31, 2016, are as follows:

Summary of bank loans by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of June 30, 2017			Balance as of December 31, 2016
					One to three months	Three to twelve months	Total Current	One to three months	Three to twelve months	Total Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	6.00%	6.00%	No	8,241	—	8,241	4,274	—	4,274

Total					8,241	—	8,241	4,274	—	4,274

Fair value measurement and hierarchy

The fair value of current and non-current bank borrowings as of June 30, 2017 and December 31, 2016, totaled ThCh$0. The fair value measurement of borrowings has been categorized as Level 2 (see Note 3.h).

Identification of bank borrowings by company

Appendix No.4, letter a), presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the bank loans detailed above.

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Balance as of June 30, 3017			Balance as of December 31, 2016
										Current			Current
										Less than 90 days	More than 90 days	Total	Less than 90 days	More than 90 days	Total
										ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	15	—	15	102	—	102
91.081.000-6	Enel Generación Chile	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	—	—	—	2,037	—	2,037
91.081.000-6	Enel Generación Chile	Chile	97.036.000-k	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	8,226	—	8,226	2,135	—	2,135

Total										8,241	—	8,241	4,274	—	4,274

18.2 Unsecured liabilities

The detail of Unsecured Liabilities by currency and maturity as of June 30, 2017 and December 31, 2016, is as follows:

Summary of unsecured liabilities by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of June 30, 2017
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	Unsecured	6,786,004	2,352,694	9,138,698	—	—	—	—	465,179,243	465,179,243
Chile	U.F.	6.00%	5.48%	Unsecured	—	6,882,942	6,882,942	5,546,339	5,546,339	5,546,339	5,546,339	296,676,356	318,861,712

Total					6,786,004	9,235,636	16,021,640	5,546,339	5,546,339	5,546,339	5,546,339	761,855,599	784,040,955

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of December 31, 2016
					One to three months	Three to twelve months	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	6.99%	6.90%	Unsecured	6,884,819	2,402,653	9,287,472	—	—	—	—	468,578,474	468,578,474
Chile	U.F.	6.00%	5.48%	Unsecured	—	6,881,001	6,881,001	5,480,380	5,480,380	5,480,380	5,480,380	295,637,694	317,559,214

Total					6,884,819	9,283,654	16,168,473	5,480,380	5,480,380	5,480,380	5,480,380	764,216,168	786,137,688

18.3 Secured liabilities

As of June 30, 2017 and December 31, 2016, there were no secured liabilities.

Fair value measurement and hierarchy

The fair value of current and non-current unsecured liabilities as of June 30, 2017 and December 31, 2016, totaled ThCh$1,005,365,012 and ThCh$998,383,047, respectively. The fair value measurement of these liabilities has been categorized as Level 2 (See Note 3.h). It is important to note that these financial assets are measured at amortized cost (See Note 3.g.4).

Identification of unsecured liabilities by company

Appendix No. 4, letter b) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the secured and unsecured liabilities detailed above.

										Balance as of June 30, 2017
										Current			Non-Current
Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Less than 90 days ThCh$	More than 90 days ThCh$	Total ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total ThCh$
91.081.000-6	Enel Generación Chile	Chile	Foreign	BNY Mellon - Primera Emisión S-1	U.S.	US$	7.96%	7.88%	Unsecured	4,457,674	—	4,457,674	—	—	—	—	135,728,871	135,728,871
91.081.000-6	Enel Generación Chile	Chile	Foreign	BNY Mellon - Primera Emisión S-2	U.S.	US$	7.40%	7.33%	Unsecured	1,425,475	—	1,425,475	—	—	—	—	46,417,070	46,417,070
91.081.000-6	Enel Generación Chile	Chile	Foreign	BNY Mellon - Primera Emisión S-3	U.S.	US$	8.26%	8.13%	Unsecured	902,855	—	902,855	—	—	—	—	21,400,049	21,400,049
91.081.000-6	Enel Generación Chile	Chile	Foreign	BNY Mellon - Unica 24296	U.S.	US$	4.32%	4.25%	Unsecured	—	2,352,694	2,352,694	—	—	—	—	261,633,253	261,633,253
91.081.000-6	Enel Generación Chile	Chile	97.036.000-k	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	Unsecured	—	6,366,839	6,366,839	5,546,339	5,546,339	5,546,339	5,546,339	33,379,818	55,565,174
91.081.000-6	Enel Generación Chile	Chile	97.036.000-k	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	Unsecured	—	516,103	516,103	—	—	—	—	263,296,538	263,296,538

Total										6,786,004	9,235,636	16,021,640	5,546,339	5,546,339	5,546,339	5,546,339	761,855,599	784,040,955

										Balance as of December 31, 2016
										Current			Non-Current
Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Less than 90 days ThCh$	More than 90 days ThCh$	Total ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total ThCh$
91.081.000-6	Enel Generación Chile	Chile	Foreign	BNY Mellon - Primera Emisión S-1	U.S.	US$	7.96%	7.88%	Unsecured	4,522,585	—	4,522,585	—	—	—	—	136,759,395	136,759,395
91.081.000-6	Enel Generación Chile	Chile	Foreign	BNY Mellon - Primera Emisión S-2	U.S.	US$	7.40%	7.33%	Unsecured	1,446,232	—	1,446,232	—	—	—	—	46,792,429	46,792,429
91.081.000-6	Enel Generación Chile	Chile	Foreign	BNY Mellon - Primera Emisión S-3	U.S.	US$	8.26%	8.13%	Unsecured	916,002	—	916,002	—	—	—	—	21,608,757	21,608,757
91.081.000-6	Enel Generación Chile	Chile	Foreign	BNY Mellon - Unica 24296	U.S.	US$	4.32%	4.25%	Unsecured	—	2,402,653	2,402,653	—	—	—	—	263,417,893	263,417,893
91.081.000-6	Enel Generación Chile	Chile	97.036.000-k	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	Unsecured	—	6,337,021	6,337,021	5,480,380	5,480,380	5,480,380	5,480,380	35,587,764	57,509,284
91.081.000-6	Enel Generación Chile	Chile	97.036.000-k	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	Unsecured	—	543,980	543,980	—	—	—	—	260,049,930	260,049,930

Total										6,884,819	9,283,654	16,168,473	5,480,380	5,480,380	5,480,380	5,480,380	764,216,168	786,137,688

18.4 Detail of finance lease obligations

Appendix No. 4 letter c) presents details of estimated future cash flows (undiscounted) that the Group will have to disburse to settle the finance lease obligations detailed above.

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of June 30, 2017
								Current			Non-Current
								One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	474,785	1,409,756	1,884,541	2,657,160	2,316,301	2,071,239	2,205,869	5,578,510	14,829,079

Total								474,785	1,409,756	1,884,541	2,657,160	2,316,301	2,071,239	2,205,869	5,578,510	14,829,079

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of December 31, 2016
								Current			Non-Current
								One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	449,283	1,391,084	1,840,367	2,677,880	2,677,880	1,959,990	2,087,390	6,506,140	15,909,280

Total								449,283	1,391,084	1,840,367	2,677,880	2,677,880	1,959,990	2,087,390	6,506,140	15,909,280

18.4 Hedged debt

The U.S. dollar denominated debt of the Group as of June 30, 2017 and December 31, 2016, that is designated as cash flow hedge to hedge the portion of revenue from its consolidated entities that is directly linked to variations in the U.S. dollar, as referenced in Note 3.m, was ThCh$476,347,080 and ThCh$480,061,539, respectively.

The following table details changes in “Reserve for cash flow hedges” as of June 30, 2017 and December 31, 2016, due to exchange differences of this debt:

Hedging Reserve	6-30-2017	12-31-2016
	ThCh$	ThCh$
Balance in hedging reserves (hedging revenues) at the beginning of the year, net	(52,747,646)	(74,953,393)
Foreign currency exchange differences recorded in equity, net	2,105,926	14,317,257
Recognition of foreign currency exchange differences in profit (loss)	3,529,513	7,888,490

Balance in hedging reserves (hedging revenues) at end of period, net	(47,112,207)	(52,747,646)

18.5 Other information

As of June 30, 2017 and December 31, 2016, the Group has undrawn line of credits available for use amounting to ThCh$279,553,567 and ThCh$342,827,047, respectively.

19.	RISK MANAGEMENT POLICY.

The Group’s companies are exposed to certain risks that are managed by systems that identify, measure, limit concentration of, and monitor these risks.

The main principles in the Group’s risk management policy include the following:

•	Compliance with good corporate governance standards.

•	Strict compliance with all the Group’s internal policies.

•	Each business and corporate area determines:

I.	The markets in which it can operate based on its knowledge and ability to ensure effective risk management;

II.	Criteria regarding counterparts;

III.	Authorized operators.

•	Business and corporate areas establish their risk tolerance in a manner consistent with the defined strategy for each market in which they operate.

•	All of the operations of the businesses and corporate areas are conducted within the limits approved for each case.

•	Businesses, corporate areas, lines of business and companies design the risk management controls necessary to ensure that transactions in the markets are conducted in accordance with the Enersis Chile’s policies, standards, and procedures.

19.1 Interest rate risk

Changes in interest rates affect the fair value of assets and liabilities bearing fixed interest rates, as well as the expected future cash flows of assets and liabilities subject to floating interest rates.

The objective of managing interest rate risk exposure is to achieve a balance in the debt structure to minimize the cost of debt with reduced volatility in profit or loss.

The financial debt structure measured as hedged fixed debt on total debt was 92% as of June 30, 2017 and December 31, 2016.

Depending on the Group’s estimates and on the objectives of the debt structure, hedging transactions are performed by entering into derivatives contracts that mitigate interest rate risk.

19.2 Exchange rate risk

Exchange rate risks involve basically the following transactions:

•	Debt taken on by the Group’s companies that is denominated in a currency other than that in which its cash flows are indexed.

•	Payments to be made for the acquisition of project-related materials and for corporate insurance policies in a currency other than that in which its cash flows are indexed.

•	Revenues in the Group companies directly linked to changes in currencies other than that of its cash flows.

In order to mitigate foreign currency risk, the Group’s foreign currency risk management policy is based on cash flows and includes maintaining a balance between U.S. dollar flows and the levels of assets and liabilities denominated in this currency. The objective is to minimize the exposure to variability in cash flows that are attributable to foreign exchange risk.

The hedging instruments currently being used to comply with the policy are currency swaps and forward exchange contracts. In addition, the policy seeks to refinance debt in the functional currency of each of the Group’s companies.

19.3 Commodities risk

The Group has a risk exposure to price fluctuations in certain commodities, basically due to:

•	Purchases of fuel used to generate electricity.

•	Energy purchase/sale transactions that take place in local markets.

In order to reduce the risk in situations of extreme drought, the Group has designed a commercial policy that defines the levels of sales commitments in line with the capacity of its generating power plants in a dry year. It also includes risk mitigation terms in certain contracts with unregulated customers and with regulated customers subject to long-term tender processes, establishing indexation polynomials that allow for reducing commodities exposure risk.

Considering the operating conditions faced by the power generation market in Chile, with drought and highly volatile commodity prices on international markets, the Group is constantly verifying the advisability of using hedging to lessen the impacts that these price swings have on its results. As of June 30, 2017, the Group had swap hedges for 1.6 million barrels of Brent oil to be settled from July to December 2017 and 1.6 million barrels of Brent oil to be settled from January to August 2018; 2.6 million MMBTU of Henry Hub gas swap to be settled from July to December 2017 and 6.3 million MMBTU to be settled from January to May 2018; and 560kTon of API2 coal swap to be settled from September to December 2017 and 82kTon to be settled from January to February 2018. As of December 31, 2016, the Group had swap hedges for 3 million barrels of Brent oil to be settle from January to November 2017 and 3.3 million MMTBU of Henry Hub gas swap to be settle from January to September 2017.

Depending on operating conditions, which are constantly being updated, these hedges may be modified or may cover other commodities.

19.4 Liquidity risk

The Group maintains a liquidity risk management policy that consists of entering into long-term committed banking facilities and temporary financial investments for amounts that cover the projected needs over a period of time that is determined based on the situation and expectations for debt and capital markets.

The projected needs mentioned above include maturities of financial debt, net of financial derivatives. For further details regarding the features and conditions of financial obligations and financial derivatives. See Notes 18 and 20, and Appendix No. 4.

As of June 30, 2017 and December 31, 2016, the Group has cash and cash equivalent totaling ThCh$129,147,282 and ThCh$245,999,192, respectively, and unconditionally available lines of long-term credit totaling ThCh$279,553,567 and ThCh$342,827,047, respectively.

19.5 Credit risk

The Group closely monitors its credit risk.

Trade receivables:

The credit risk for receivables from the Group’s commercial activity has historically been very low, due to the short term period of collections from customers, resulting in non-significant cumulative receivables amounts. This situation applies to both the electricity generation and distribution lines of business.

In the electricity generation and distribution lines of business, regulations allow the suspension of energy service to customers with outstanding payments, and the contracts have termination clauses for payment default. The Group monitors its credit risk on an ongoing basis and measures its maximum exposure to payment default risk, which, as stated above, is very limited.

Financial assets:

Cash surpluses are invested in the highest-rated local and foreign financial entities (with risk rating equivalent to investment grade where possible) with thresholds established for each entity.

Investments may be backed with treasury bonds from the countries in which the Group operates and/or with commercial papers issued by the highest rated banks; the latter are preferred, as they offer higher returns (always in line with current investment policies).

Derivative instruments are entered into with entities with solid creditworthiness; all derivative transactions are performed with entities with investment grade ratings.

19.6 Risk measurement

The Group measures the Value at Risk (VaR) of its debt positions and financial derivatives in order to monitor the risk assumed by the Group, thereby reducing volatility in the income statement.

The portfolio of positions included for the purposes of the calculations of this value at risk include:

•	Financial debt.

•	Hedging derivatives for debt.

The VaR determined represents the potential variation in value of the portfolio of positions described above in one quarter with a 95% confidence level. To determine the VaR, we take into account the volatility of the risk variables affecting the value of the portfolio of positions including:

•	U.S. dollar Libor interest rate.

•	The various currencies in which our companies operate, the usual local rates banking practice.

•	The exchange rates of the various currencies used in the calculation.

The calculation of VaR is based on generating possible future scenarios (at one quarter) of market values (both spot and term) for the risk variables based on the scenarios with observable inputs for a same period (quarter) during five years.

The one-quarter 95%-confidence VaR number is calculated as the 5% percentile of the potential variations in the fair value of the portfolio in one quarter.

Taking into account the assumptions described above, the one-quarter VaR was ThCh$65,064,113.

This amount represents the potential increase of the Debt and Derivatives’ Portfolio, thus these Values at Risk are inherently related, among other factors, to the Portfolio’s value at each quarter’ end.

20.	FINANCIAL INSTRUMENTS.

20.1 Financial instruments, classified by type and category

a)	The detail of financial assets, classified by type and category, as of June 30, 2017 and December 31, 2016, is as follows:

	Balance as of 6-30-2017
	Held-to- maturity investments	Loans and receivables	Available-for- sale financial assets	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	—	—	—	1,532,443
Other financial assets	185,780	445,946,300	—	—

Total Current	185,780	445,946,300	—	1,532,443

Equity instruments	—	—	2,629,523	—
Derivative instruments	—	—	—	27,649,252
Other financial assets	—	33,814,994	—	—

Total Non-Current	—	33,814,994	2,629,523	27,649,252

Total	185,780	479,761,294	2,629,523	29,181,695

	Balance as of 12-31-2016
	Held-to- maturity investments	Loans and receivables	Available-for- sale financial assets	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative instruments	—	—	—	121,443
Other financial assets	462,801	464,235,411	—	—

Total Current	462,801	464,235,411	—	121,443

Equity instruments	—	—	2,641,620	—
Derivative instruments	—	—	—	25,533,189
Other financial assets	652,733	33,500,105	—	—

Total Non-Current	652,733	33,500,105	2,641,620	25,533,189

Total	1,115,534	497,735,516	2,641,620	25,654,632

b)	The detail of financial liabilities, classified by type and category, as of June 30, 2017 and December 31, 2016, is as follows:

	Balance as of 6-30-2017
	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	17,914,422	—
Derivative instruments	5,556,858	—	287,868
Other financial liabilities	—	404,630,260	—

Total Current	5,556,858	422,544,682	287,868

Interest-bearing loans	—	798,870,034	—
Derivative instruments	7,091	—	44,981,668
Other financial liabilities	—	1,144,501	—

Total Non-Current	7,091	800,014,535	44,981,668

Total	5,563,949	1,222,559,217	45,269,536

	Balance as of 12-31-2016
	Financial liabilities held for trading	Loans and payables	Financial derivatives designated for hedging
	ThCh$	ThCh$	ThCh$
Interest-bearing loans	—	18,013,114	—
Derivative instruments	7,369,481	—	313,571
Other financial liabilities	—	617,955,794	—

Total Current	7,369,481	635,968,908	313,571

Interest-bearing loans	—	802,046,968	—
Derivative instruments	2,987,830	—	48,981,953
Other financial liabilities	—	1,734,640	—

Total Non-Current	2,987,830	803,781,608	48,981,953

Total	10,357,311	1,439,750,516	49,295,524

20.2 Derivative instruments

The risk management policy of the Group uses primarily interest rate and foreign exchange rate derivatives to hedge its exposure to interest rate and foreign currency risks.

The Group classifies its derivatives as follows:

•	Cash flow hedges: Those that hedge the cash flows of the underlying hedged item.

•	Fair value hedges: Those that hedge the fair value of the underlying hedged item.

•	Non-hedge derivatives: Financial derivatives that do not meet the requirements established by IFRS to be designated as hedge instruments are recorded at fair value with changes in net income (assets held for trading).

a)	Assets and liabilities for hedge derivative instruments

As of June 30, 2017 and December 31, 2016, financial derivative transactions qualifying as hedge instruments resulted in recognition of the following assets and liabilities in the consolidated statement of financial position:

	As of June 30, 2017				As of December 31, 2016
	Asset		Liability		Asset		Liability
	Current	Non-Current	Current	Non-Current	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:
Cash flow hedge	1,532,443	27,649,252	287,868	44,981,668	121,443	25,533,189	313,571	48,981,953

Total	1,532,443	27,649,252	287,868	44,981,668	121,443	25,533,189	313,571	48,981,953

General information on hedge derivative instruments

Hedge derivative instruments and their corresponding hedged instruments are shown in the following table:

Type of hedging instrument	Description of hedging instrument	Description of hedged item	Fair value of hedged item	Fair value of hedged item	Type of risk hedged
			6-30-2017	12-31-2016
			ThCh$	ThCh$
SWAP	Exchange rate	Unsecured liabilities (bonds)	(17,501,089)	(23,640,892)	Cash flows
FORWARD	Exchange rate	Revenues	1,413,248	—	Cash flows

For the six month periods ended June 30, 2017 and 2016, the Group has not recognized gains or losses for ineffective cash flow hedges.

The Group has not entered into any fair value hedges for any of the periods reported.

b)	Financial derivative instrument assets and liabilities at fair value through profit or loss

As of June 30, 2017 and December 31, 2016, financial derivative transactions recorded at fair value through profit or loss, resulted in the recognition of the following assets and liabilities in the statement of financial position:

	As of June 30, 2017		As of December 31, 2016
	Liability		Liability
	Current	Non-Current	Current	Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$
Non-hedging derivative instruments	5,556,858	7,091	7,369,481	2,987,830

These derivative instruments correspond to forward contracts entered into by the Group, whose purpose is to hedge the exchange rate risk related to future obligations arising from civil works contracts linked to the construction of the Los Cóndores Plant. Although these hedges have an economic substance, they do not qualify for hedge accounting because they do not strictly comply with the hedge accounting requirements established in IAS 39 Financial Instruments: Recognition and Measurement.

c)	Other information on derivatives:

The following tables present the fair value of hedging and non-hedging derivatives entered into by the Group as well as the remaining contractual maturities as of June 30, 2017 and December 31, 2016:

Financial derivatives	June 30, 2017
	Fair value	Notional amount			Total
		Less than 1 year	1 to 2 years	2 to 3 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	(16,087,842)	—	116,250,750	521,463,417	637,714,167
Cash flow hedge	(16,087,842)	—	116,250,750	521,463,417	637,714,167
Derivatives not designated for hedge accounting	—	50,677,280	316,026	—	50,993,306

Total	(16,087,842)	50,677,280	116,566,776	521,463,417	688,707,473

Financial derivatives	December 31, 2016
	Fair value	Notional amount			Total
		Less than 1 year	1 to 2 years	2 to 3 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Exchange rate hedge:	(23,640,893)	—	—	523,686,966	523,686,966
Cash flow hedge	(23,640,893)	—	—	523,686,966	523,686,966
Derivatives not designated for hedge accounting	(10,357,311)	49,738,751	21,434,625	—	71,173,376

Total	(33,998,204)	49,738,751	21,434,625	523,686,966	594,860,342

The hedging and non-hedging derivatives contractual maturities do not represent the Group’s total risk exposure, as the amounts presented in the above tables have been drawn up based on undiscounted contractual cash inflows and outflows for their settlement.

20.3 Fair value hierarchy

Financial instruments recognized at fair value in the consolidated statement of financial position are classified, based on the hierarchy described in Note 3.h.

The following table presents financial assets and liabilities measured at fair value as of June 30, 2017 and December 31, 2016:

		Fair value measured at end of reporting period using:
	6-30-2017	Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	29,181,695	—	29,181,695	—
Commodity derivatives not designated for hedge accounting	1,989,825	—	1,989,825	—
Commodity derivatives designated as cash flow hedges	335,364	—	335,364	—
Available-for-sale financial assets, non-current	34,181	34,181	—	—

Total	31,541,065	34,181	31,506,884	—

Financial Liabilities
Financial derivatives designated as cash flow hedges	45,269,536	—	45,269,536	—
Financial derivatives not designated for hedge accounting	5,563,949	—	5,563,949	—
Commodity derivatives designated as cash flow hedges	1,149,319	—	1,149,319	—

Total	51,982,804	—	51,982,804	—

		Fair value measured at end of reporting period using:
	12-31-2017	Level 1	Level 2	Level 3
Financial instruments measured at fair value	ThCh$	ThCh$	ThCh$	ThCh$
Financial Assets
Financial derivatives designated as cash flow hedges	25,654,632	—	25,654,632	—
Commodity derivatives not designated for hedge accounting	875,481	—	875,481	—
Commodity derivatives designated as cash flow hedges	16,159,565	—	16,159,565	—
Available-for-sale financial assets, non-current	25,381	25,381	—	—

Total	42,715,059	25,381	42,689,678	—

Financial Liabilities
Financial derivatives designated as cash flow hedges	49,295,524	—	49,295,524	—
Financial derivatives not designated for hedge accounting	10,357,311	—	10,357,311	—
Commodity derivatives not designated for hedge accounting	40,013	—	40,013	—
Commodity derivatives designated as cash flow hedges	1,063,193	—	1,063,193	—

Total	60,756,041	—	60,756,041	—

20.3.1 Financial instruments whose fair value measurement is classified as Level 3.

The Group entered into certain transaction that resulted in the recognition of a financial liability measured at fair value. The Level 3 fair value is calculated by applying a traditional discounted cash flow method. These projected cash flows include assumptions internally developed by the Company that are primarily based on estimates for prices and levels of energy production and firm capacity, as well as the costs of operating and maintaining some of our power plants.

None of the possible reasonable scenarios foreseeable in the assumptions mentioned in the above paragraph would result in a significant change in the fair value of the financial instruments included at this level.

The fair value of these financial liabilities was ThCh$ 0 as of June 30, 2017 and December 31, 2016.

21.	TRADE AND OTHER PAYABLES.

The detail of trade and other payables as of June 30, 2017 and December 31, 2016, is as follows:

Trade and other payables	Balance as of
	Current		Non-Current
	6-30-2017	12-31-2016	6-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Trade payables	169,062,066	158,763,714	—	—
Other payables	212,228,786	402,741,569	1,144,501	1,483,113

Total trade and other payables	381,290,852	561,505,283	1,144,501	1,483,113

The detail of Trade and Other Current Payables as of June 30, 2017 and December 31, 2016, is as follows:

Trade and other payables	Balance as of
	Current		Non-Current
	6-30-2017	12-31-2016	6-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Energy suppliers	145,124,140	140,739,018	—	—
Fuel and gas suppliers	23,937,926	18,024,696	—	—
Payables for goods and services	110,369,474	166,619,946	40,256	40,256
Dividends payable to non-controlling interests	1,218,591	97,094,197	—	—
Payables to tax authorities other than Corporate Income Tax	20,632,629	11,581,921	—	—
VAT debit tax (VAT/ICMS)	13,696,780	22,396,497	—	—
Purchase of assets	46,196,278	74,869,722	—	—
Accounts payable to staff	19,377,197	28,952,388	—	—
Other payables	737,837	1,226,898	1,104,245	1,442,857

Total trade and other payables	381,290,852	561,505,283	1,144,501	1,483,113

See Note 19.4 for the description of the liquidity risk management policy.

The detail of trade payables, both non-past due and past due as of June 30, 2017 and December 31, 2016, are presented in Appendix 7.

22.	PROVISIONS

a)	The detail of provisions as of June 30, 2017 and December 31, 2016, is as follows:

Provisions	Current		Non-Current
	6-30-2017	12-31-2016	6-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$
Provision for legal proceedings (2)	3,450,055	4,694,579	5,024,276	5,308,206
Decommissioning or restoration (1)	—	—	59,502,291	57,798,702
Other provisions	1,798,853	1,798,853	—	—

Total	5,249,008	6,493,532	64,526,567	63,106,908

(1)	Provision for decommissioning or restorations arises from the Bocamina II project and San Isidro Power Plant.
(2)	Provision for legal proceedings mainly consist of the contingencies related to lawsuits on administrative sanctions from our regulators.

The expected timing and amount of any cash outflows related to the above provisions is uncertain and depends on the final resolution of the provisioned matters.

b)	Changes in provisions as of June 30, 2017 and December 31, 2016, are as follows:

Changes in Provisions	Legal proceedings	Decommissioning and restoration	Other provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2017	10,002,785	57,798,702	1,798,953	69,600,440
Increase (decrease) in existing provisions	294,204	677,992	—	972,196
Provisions used	(1,821,697)	—	—	(1,821,697)
Increase from adjustment to time value of money	—	1,025,597	—	1,025,597
Foreign currency translation	(961)	—	—	(961)

Total changes in provisions	(1,528,454)	1,703,589	—	175,135

Closing balance as of June 30, 2017	8,474,331	59,502,291	1,798,953	69,775,575

Changes in provisions	Legal proceedings	Decommissioning and restoration	Other provisions	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2016	14,829,364	51,085,542	6,530,429	72,445,335
Increase (decrease) in existing provisions	111,723	4,161,948	(4,731,476)	(457,805)
Provisions used	(4,948,439)	—	—	(4,948,439)
Increase from adjustment to time value of money	—	2,551,212	—	2,551,212
Foreign currency translation	10,137	—	—	10,137

Total changes in provisions	(4,826,579)	6,713,160	(4,731,476)	(2,844,895)

Closing balance as of December 31, 2016	10,002,785	57,798,702	1,798,953	69,600,440

(1)	See Note 31.

23.	EMPLOYEE BENEFIT OBLIGATIONS.

23.1 General information:

The Group provides various post-employment benefits for all or some of their active or retired employees. These benefits are calculated and recorded in the financial statements according to the criteria described in Note 3.l.1, and include primarily the following:

a)	Defined benefit plans:

•	Complementary pension: The beneficiary is entitled to receive a monthly amount that supplements the pension obtained from the respective social security system.

•	Employee severance indemnities: The beneficiary receives a certain number of contractual salaries upon retirement. Such benefit is subject to a vesting minimum service requirement period, which depending on the Group, varies within a range from 5 to 15 years.

•	Electricity: The beneficiary receives a monthly bonus to cover a portion of their billed residential electricity consumption.

•	Health benefit: The beneficiary receives health coverage in addition to that to which they are entitled to under applicable social security regime.

23.2 Details, changes and presentation in financial statements:

a)	The post-employment obligations associated with the defined benefits plan as of June 30, 2017 and December 31, 2016, are as follows:

General ledger accounts:

Post-employment obligations	Balance as of
	6-30-2017	12-31-2016
	ThCh$	ThCh$
Post-employment obligations, non-current	58,963,092	59,934,127

Total liabilities	58,963,092	59,934,127

Total Non-Current Portion	58,963,092	59,934,127

b)	The following amounts were recognized in the consolidated statement of comprehensive income for the six month periods ended June 30, 2017 and 2016:

Expense Recognized in Comprehensive Income	For the six month periods ended
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Current service cost for defined benefits plan	1,045,602	897,093
Interest cost for defined benefits plan (See Note 31)	1,339,150	1,210,447

Expenses recognized in Profit or Loss	2,384,752	2,107,540

Total expense recognized in Comprehensive Income	2,384,752	2,107,540

c)	The balance and changes in post-employment defined benefit obligations as of June 30, 2017 and December 31, 2016, are as follows:

Actuarial Value of Post-employment Obligations	ThCh$
Balance as of January 1, 2016	55,023,456
Service cost	1,899,660
Net interest cost	2,517,406
Actuarial losses from changes in financial assumptions	1,073,475
Actuarial losses from changes in experience adjustements	5,545,039
Contributions paid	(7,771,781)
Transfer of personnel	1,337,621
Other	309,251
Balance as of December 31, 2016	59,934,127
Service cost	1,045,602
Net interest cost	1,339,150
Contributions paid	(3,368,506)
Transfer of personnel	12,719
Balance as of June 30, 2017	58,963,092

The Group companies make no contributions to fund for financing the payment of these benefits.

Other disclosures:

•	Actuarial assumptions:

As of June 30, 2017 and December 31, 2016, the following assumptions were used in the actuarial calculation of defined benefits:

Actuarial Assumptions	6-30-2017	12-31-2016
Discount rate used	4.70%	4.70%
Expected rate of salary increases	4.00%	4.00%
Expected turnover rate	4.72%	4.72%
Mortality tables	CB-H-2014 and RV-M-2014	CB-H-2014 and RV-M-2014

•	Sensitivity

The sensitivity value of the actuarial liability for post-employment benefits to variations of 100 basis points in the discount rate assumes a decrease of ThCh$4,665,915, if the rate rises, and an increase of ThCh$5,241,395, if the rate falls.

•	Future disbursements

The estimates available indicate that ThCh$2,529,566 will be disbursed for defined benefit plans in the next year.

•	Term of commitments

The Group’s obligations have a weighted average length of 9.36 years, and the flow for benefits for the next five years and more is expected to be as follows:

Years	ThCh$
1	2,529,556
2	4,526,285
3	5,091,426
4	4,277,891
5	5,204,425
More than 5	24,683,618

24.	EQUITY.

24.1 Equity attributable to the shareholders of Enel Chile

The issued capital of the Company as of June 30, 2017 and December 31, 2016 is Ch$2,229,108,974,538 divided into 49,092,772,762 shares. The Company was initially incorporated on January 22, 2016 under the name of Enersis Chile S.A. and its shares began to be traded on the Santiago Stock Exchange, the Electronic Stock Exchange, the Valparaíso Stock Exchange, and the New York Stock Exchange, on April 21, 2016.

As stated in Note 2.1 “Basis of preparation” for the periods prior to the Separation, the Company does not represent a group for consolidated financial statements reporting purposes in accordance with IFRS 10 Consolidated Financial Statements and was presented on the basis of the aggregation of the net assets of the legal entities of the Enersis group located in Chile.

The issued capital and retained earnings (including net income) of Enersis S.A. for the periods prior to the Separation were divided for the purpose of the presentation of the combined financial statements based on the net assets book value ratio assigned to the Company.

24.2 Dividends

The following table sets forth the dividends distributed in 2016 and 2017:

Dividend No.	Type of Dividend	Payment Date	Pesos per Share	Charged to
1	Final	05-24-2016	2.09338	2015
2	Interim	01-27-2017	0.75884	2016
3	Final	05-26-2017	2.47546	2016

24.3 Foreign currency translation reserves

The following table sets forth foreign currency translation adjustments attributable to the shareholders of the Company for the six month periods ended June 30, 2017 and 2016:

Reserves for Accumulated Currency Translation Differences	6-30-2017	6-30-2016
	M$	M$
Gasatacama Chile S.A.	8,116,920	8,752,819
Electrogas (1)	—	1,086,949
GNL Chile S.A.	733,947	703,686
Others	—	4,742

Total	8,850,867	10,548,196

(1)	See Note 5.

24.4 Restrictions on consolidated subsidiaries transferring funds to the parent

Certain of the Group’s subsidiaries must comply with financial ratio covenants which require them to have a minimum level of equity or other requirements that restrict the transferring of assets to the Company. The Group’s restricted net assets as of June 30, 2017 and December 31, 2016 from its subsidiary Enel Generación Chile S.A. totaled ThCh$456,844,078 and ThCh$458,309,294, respectively.

24.5 Other reserves

Other reserves within Equity attributable to Enel Chile for the six month periods ended June 30, 2017 and 2016 are as follows:

Other Reserves	Balance as of January 1, 2017	2017 Changes	Balance as of June 30, 2017
	ThCh$	ThCh$	ThCh$
Exchange differences on translation (a)	9,222,933	(372,066)	8,850,867
Cash flow hedges (b)	(76,218,470)	476,494	(75,741,976)
Remeasurement of available-for-sale financial assets	9,955	1,848	11,803
Other comprehensive income from non-current assets held for sale (d)	1,632,724	(1,632,724)	—
Other miscellaneous reserves (c)	(969,740,120)	(865)	(969,740,985)

Total	(1,035,092,978)	(1,527,313)	(1,036,620,291)

Other Reserves	Balance as of January 1, 2016	2016 Changes	Balance as of June 30, 2016
	ThCh$	ThCh$	ThCh$
Exchange differences on translation (a)	12,423,692	(1,875,496)	10,548,196
Cash flow hedges (b)	(121,503,052)	35,993,375	(85,509,677)
Remeasurement of available-for-sale financial assets	14,835	(900)	13,935
Other comprehensive income from non-current assets held for sale (d)	—	(4,619,238)	(4,619,238)
Other miscellaneous reserves (c)	(849,525,427)	(124,768,869)	(974,294,296)

Total	(958,589,952)	(95,271,128)	(1,053,861,080)

a)	Exchange differences on translation: These reserves arise primarily from exchange differences relating to: (i) Translation of the financial statements of our subsidiaries from their functional currencies to our presentation currency (i.e. Chilean peso) (see Note 2.7.3); and (ii) Translation of goodwill arising from the acquisition of Chilean operations with a functional currency other than the Chilean peso.

b)	Cash flow hedging reserves: These reserves represent the cumulative effective portion of gains and losses recognized in cash flow hedges (see Note 3.g.5 and 3.h).

c)	Other miscellaneous reserves

The main items and their effects are the following:

Other Miscellaneous Reserves	For the six month periods ended
	June 30, 2017	June 30, 2016
	ThCh$	ThCh$
Reserve for corporate reorganization (“Spin-Off”) (i)	(532,330,290)	(538,097,024)
Reserve for transition to IFRS (ii)	(457,221,836)	(457,221,836)
Reserve for subsidiaries transactions (iii)	12,502,494	12,502,494
Other miscellaneous reserves (iv)	7,308,647	8,522,354

Total Otras Reservas	(969,740,985)	(974,294,012)

(i)	Reserve for corporate reorganization (“Spin-Off”): Corresponds to the effects from the corporate reorganization of the Company, as described in Note 1, and the separation of the foreign business in Enel Américas. This reserve includes the effect of the taxes that Enel Generación Chile (formerly named Endesa Chile) and Enel Distribución Chile (formerly named Chilectra Chile) paid in Peru for transferring their investments to Endesa Américas and Chilectra Américas. The tax payments made by Enel Generación Chile, in March 2016, and Enel Distribución Chile, in April 2016, were S/. 577 million (ThCh$100,978,571) and S/. 74 million (ThCh$15,193,186), respectively. These taxes, according to Peruvian tax laws, are applied to capital gains generated by the difference between the value of disposal and the cost of acquisition of these investments. Enel Chile’s determination to recognize the spin-off transaction tax effects within equity, in the context of an equity transaction, considers that IFRS requires certain specified gains and losses to be recognized outside the income statement, either in other comprehensive income or directly in equity.

(ii)	Reserve for transition to IFRS: In accordance with Official Bulletin No. 456 from the SVS (Superintendencia de Valores y Seguros de Chile), included in this line item is the monetary correction corresponding to the accumulated paid-up capital from the date of our transition to IFRS, January 1, 2004, to December 31, 2008.

(iii)	Reserve for subsidiaries transactions: Corresponds to the effect of acquisition of equity interests in subsidiaries that were accounted for as transactions between entities under common control.

(iv)	Other miscellaneous reserves from transactions made in prior years.

d)	See Note 5.

24.6 Non-controlling Interests

The detail of non-controlling interests for the six month periods ended June 30, 2017 and 2016, is as follows:

Companies	Non-controlling interests
	6-30-2017%	Equity		Profit (Loss)
		6-30-2017	12-31-2016	6-30-2017	6-30-2016
		ThCh$	ThCh$	ThCh$	ThCh$
Enel Distribución Chile S.A.	0.91%	6,068,500	6,441,611	526,898	564,333
Enel Generación Chile S.A.	40.02%	715,841,850	680,725,188	74,035,115	79,170,740
Empresa Eléctrica Pehuenche S.A.	7.35%	9,532,027	10,008,502	2,525,135	3,224,460
Sociedad Agrícola de Cameros Ltda.	42.50%	2,623,311	2,636,470	(13,158)	(21,066)
Otras		(202,929)	(209,417)	5,077	(42,906)

Total		733,862,759	699,602,354	77,079,067	82,895,561

25.	REVENUE AND OTHER OPERATING INCOME

The detail of revenues for the six month periods ended June 30, 2017 and 2016, is as follows:

Revenues	For the six month periods ended,
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Energy sales	1,109,664,172	1,181,015,090
Generation	519,910,445	593,067,357
Regulated customers	353,281,313	413,611,469
Unregulated customers	138,629,817	117,984,695
Spot market sales	27,999,315	61,471,193
Distribution	589,753,727	587,947,733
Residential	219,589,000	210,528,232
Comercial	193,707,423	193,178,394
Industrial	111,625,519	118,244,982
Other (1)	64,831,785	65,996,125
Other sales	35,745,897	31,567,286
Natural gas sales	30,495,815	24,909,703
Sales of products and services	5,250,082	6,657,583
Revenue from other services	57,125,590	61,306,054
Tolls and trasmission	20,399,705	26,967,919
Equipment leases	2,395,874	2,223,980
Public Lighting	6,817,505	5,429,357
Engeneering and Consulting Services	1,480,451	5,813,948
Other services (2)	26,032,055	20,870,850

Total revenues	1,202,535,659	1,273,888,430

Other Operating Income	For the six month periods ended,
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Commodity derivatives	4,988,915	—
Other income	2,952,514	7,171,799

Total other operating income	7,941,429	7,171,799

(1)	For the six month period ended June 30, 2017, it includes revenues from energy sales to municipalities of ThCh$17,586,047; government entities of ThCh$9,598,864; agricultural sector entities of ThCh$3,362,065; and other consumers of ThCh$34,284,809. For the six month period ended June 30, 2016, it includes revenues from energy sales to municipalities of ThCh$18,853,019; government entities of ThCh$9,469,243; agricultural sector entities of ThCh$2,918,098; and other consumers of ThCh$34,755,765.
(2)	For the six month period ended June 30, 2017, it includes services for construction of junctions of ThCh$7,817,209; works in specific facilities and networks of ThCh$7,649,225; and other services of ThCh$10,565,621. For the six month period ended June 30, 2016, it includes services for construction of junctions of ThCh$6,654,544; works in specific facilities and networks of ThCh$9,164,900; and other services of ThCh$5,051,405.

26.	RAW MATERIALS AND CONSUMABLES USED

The detail of raw materials and consumables used for the six month periods ended June 30, 2017 and 2016, is as follows:

Raw Materials and Consumables Used	For the six month periods ended,
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Energy purchases	(462,726,903)	(473,612,445)
Fuel consumption	(178,403,314)	(163,933,279)
Transportation costs	(83,004,032)	(111,064,399)
Other raw materials and consumables	(69,294,528)	(40,669,764)

Total	(793,428,777)	(789,279,887)

27.	EMPLOYEE BENEFITS EXPENSE

Employee expenses for the six month periods ended June 30, 2017 and 2016, are as follows:

Employee Benefits Expenses	For the six month periods ended,
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Wages and salaries	(52,127,053)	(48,863,827)
Post-employment benefit obligations expense	(1,045,602)	(897,093)
Social security and other contributions	(6,875,096)	(5,308,042)
Other employee expenses	(3,579,146)	(6,934,649)

Total	(63,626,897)	(62,003,611)

28.	DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES.

The detail of depreciation, amortization and impairment losses for the six month periods ended June 30, 2017 and 2016, are as follows:

Depreciation, Amortization and Impairment Losses	For the six month periods ended,
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Depreciation	(72,750,738)	(78,378,507)
Amortization	(3,075,517)	(1,758,976)

Subtotal	(75,826,255)	(80,137,483)

Impairment (Losses) Reversals (1)	(3,501,814)	(3,229,277)

Total	(79,328,069)	(83,366,760)

(1) Impairment (Losses) Reversals	For the six month periods ended,
	Generation		Distribution		Total
	6-30-2017	6-30-2016	6-30-2017	6-30-2016	6-30-2017	6-30-2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets	55,494	—	(3,557,308)	(3,229,277)	(3,501,814)	(3,229,277)

Total	55,494	—	(3,557,308)	(3,229,277)	(3,501,814)	(3,229,277)

29.	OTHER EXPENSES

Other miscellaneous operating expenses for the six month periods ended June 30, 2017 and 2016, are as follows:

Other Expenses	For the six month periods ended,
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Other supplies and services	(6,245,091)	(10,836,256)
Professional, outsourced and other services	(24,161,245)	(25,154,570)
Repairs and maintenance	(5,565,442)	(5,159,617)
Indemnities and fines	(206,251)	(639,657)
Taxes and charges	(2,230,656)	(2,146,489)
Insurance premiums	(6,323,068)	(8,041,919)
Leases and rental costs	(1,482,982)	(1,737,524)
Marketing, public relations and advertising	(1,378,533)	(1,117,041)
Other supplies	(2,459,244)	(2,641,906)
Travel expenses	(1,573,282)	(1,354,664)
Environmental expenses	(1,855,577)	(853,396)

Total	(53,481,371)	(59,683,039)

30.	OTHER GAINS (LOSSES)

Other gains (losses) for the six month periods ended June 30, 2017 and 2016, are as follows:

	For the six month periods ended,
	6-30-2017	6-30-2016
Other Gains (Losses)	ThCh$	ThCh$
Gain on sale of Electrogas (See Note 5)	105,311,912	—
Gain on sale of land	4,397,550	33,544
Other gains (losses)	149,483	67,697

Total	109,858,945	101,241

31.	FINANCIAL RESULTS

Financial income and costs for the six month periods ended June 30, 2017 and 2016, are as follows:

	For the six month periods ended,
	6-30-2017	6-30-2016
Financial Income	ThCh$	ThCh$
Income from deposits and other financial instruments	4,628,335	2,132,486
Interests charged to customers in energy accounts and billing	3,842,060	4,488,067
Other financial income	1,696,536	3,007,740

Total financial income	10,166,931	9,628,293

	For the six month periods ended,
	6-30-2017	6-30-2016
Financial Costs	ThCh$	ThCh$
Financial costs	(25,817,930)	(29,592,640)
Bank loans	(13,471)	(753,417)
Unsecured obligations (bonds)	(21,666,704)	(21,940,220)
Financial leasing	(427,136)	(323,001)
Valuation of financial derivatives	(544,172)	(688,076)
Financial provisions	(1,025,597)	(1,262,171)
Post-employment benefit obligations	(1,339,150)	(1,210,447)
Capitalized borrowing costs	1,516,332	1,036,302
Other financial costs	(2,318,032)	(4,451,610)

Gains (losses) from indexed assets and liabilities (1)	135,512	628,185

Foreign currency exchange differences (2)	5,446,195	19,728,825

Total financial costs	(20,236,223)	(9,235,630)

Total financial results	(10,069,292)	392,663

The effects on financial results from exchange differences and the application of indexed assets and liabilities originated from the following:

Gains (losses) from Indexed Assets and Liabilities (1)	For the six month periods ended,
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Other financial assets	3,384,607	—
Other non-financial assets	—	83,968
Trade and other receivables	93,763	566,451
Current tax receivables and liabilities	582,812	1,068,393
Other non-current financial assets	—	4,229,800
Other financial liabilities (financial debt and derivative instruments)	(3,925,670)	(5,320,427)

Total	135,512	628,185

Foreign Currency Exchange Differences (2)	For the six month periods ended,
	6-30-2017	6-30-2016
	ThCh$	ThCh$
Cash and cash equivalents	3,689,862	310,900
Other financial assets	10,390,530	26,218,545
Other non-financial assets	—	—
Trade and other receivables	78,721	8,215,756
Current tax receivables and liabilities	—	23,558
Other financial liabilities (financial debt and derivative instruments)	(8,298,525)	(19,407,046)
Trade and other payables	(413,262)	4,798,202
Other non-financial liabilities	(1,131)	(431,090)

Total	5,446,195	19,728,825

32.	INFORMATION BY SEGMENT.

32.1 Basis of segmentation

The Group’s activities operate under a matrix management structure with dual and cross management responsibilities (based on businesses), and its subsidiaries are engaged in either the Generation Business or the Distribution Business.

The Group adopted a “bottom-up” approach to determine its reportable segments. The Generation and the Distribution reportable segments have been defined based on IFRS 8.9 and on the criteria described in IFRS 8.12.

Generation Business: The Generation Reportable Segment is comprised of a group of electricity companies that own electricity generating plants, whose energy is transmitted and distributed to end customers in four different countries.

The Generation Business is conducted by our subsidiaries Enel Generación Chile S.A., Empresa Eléctrica Pehuenche S.A., GasAtacama Chile S.A. and Central Eólica Canela S.A.

Distribution Business: The Distribution Reportable Segment is comprised of a group of electricity companies operating under a public utility concession, with service obligations and regulated tariffs for supplying regulated customers.

The Distribution Business is conducted by our subsidiary Enel Distribución Chile S.A. and its subsidiaries.

Each of the operating segments generates separate financial information, which is aggregated into one combined set of information for the Generation Business, and another set of combined information for the Distribution Business at the reportable segment level. In addition, in order to assist the decision maker process, the Planning & Control Department at the Parent Company level prepares internal reports containing combined information at the reportable segment level about the main key performance indicators (KPIs), such as: EBITDA, Gross Margin, Total Capex, Total Opex, Net income, Total Energy Generation, among others. The presentation of information under this business/country approach has been made taking into consideration that the KPIs are similar and comparable in all countries, in each of the following aspects:

(a)	the nature of the activities: Generation on one hand, and Distribution on the other;

(b)	the nature of the production processes: the Generation Business deals with the generation of electricity, while the Distribution Business does not generate electricity, but distributes electricity to end customers;

(c)	the type or class of customer for their products and services: the Generation Business provides services mainly to unregulated customers, while the Distribution Business provides energy to regulated customers;

(d)	the methods used to distribute their products or provide their services: generators generally sell the energy through energy auctions, while distributors provide energy in their concession area; and

(e)	the nature of the regulatory environment (public utilities): the regulatory frameworks differs in the Generation Business and Distribution Business

The Company’s chief operating decision maker (CODM) in conjunction with the Chile manager reviews on a monthly basis these internal reports and uses the KPI information to make decisions on the allocation of resources and the assessment of the performance of the operating segments for each reportable segment.

The information disclosed in the following tables is based on the financial information of the companies forming each segment. The accounting policies used to determine the segment information are the same as those used in the preparation of the Group’s consolidated financial statements.

The following tables present details of this information by segment:

32.2 Generation, distribution and others

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
ASSETS	6-30-2017	12-31-2016	6-30-2017	12-31-2016	6-30-2017	12-31-2016	6-30-2017	12-31-2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRENT ASSETS	407,778,086	543,372,955	242,055,196	245,122,733	74,422,411	78,031,249	724,255,693	866,526,937
Cash and cash equivalents	10,619,882	114,486,479	3,269,778	23,378,615	115,257,622	108,134,098	129,147,282	245,999,192
Other current financial assets	1,600,114	487,106	61,916	47,517	56,193	49,621	1,718,223	584,244
Other non-current financial assets	8,584,471	4,409,288	7,587,890	11,091,061	327,348	331,137	16,499,709	15,831,486
Trade and other current receivables	248,371,894	260,440,086	198,938,601	180,290,279	3,404,830	4,341,491	450,715,325	445,071,856
Current account receivables from related parties	67,187,803	82,727,781	8,871,007	8,895,440	(52,114,195)	(38,764,837)	23,944,615	52,858,384
Inventories	29,393,149	33,390,799	1,954,282	1,878,072	6,098,054	2,270,725	37,445,485	37,539,596
Current tax assets	42,020,773	34,438,408	21,371,722	19,541,749	1,392,559	1,669,014	64,785,054	55,649,171
Non-current assets and disposal groups held for sale	—	12,993,008	—	—	—	—	—	12,993,008

NON-CURRENT ASSETS	2,857,520,303	2,856,309,537	843,327,318	829,203,115	847,743,201	846,671,423	4,548,590,822	4,532,184,075

Other non-current financial assets	30,251,719	28,802,569	27,056	24,973	—	—	30,278,775	28,827,542
Other non-current non-financial assets	13,363,910	12,318,444	1,021,443	1,019,050	—	(1,342)	14,385,353	13,336,152
Trade and other non-current receivables	913,535	6,788,437	31,574,786	24,978,209	1,326,673	1,733,459	33,814,994	33,500,105
Investments accounted for using the equity method	19,040,613	18,738,198	45,811	60,325	(45,811)	(60,325)	19,040,613	18,738,198
Intangible assets other than goodwill	18,278,853	19,266,874	25,552,139	25,430,420	(490,116)	(226,544)	43,340,876	44,470,750
Goodwill	24,860,356	24,860,356	2,240,478	2,240,478	860,156,821	860,156,821	887,257,655	887,257,655
Property, plant and equipment	2,731,183,672	2,726,838,536	782,316,708	774,999,730	(25,413,091)	(25,709,632)	3,488,087,289	3,476,128,634
Investment property	—	—	—	—	8,368,004	8,128,522	8,368,004	8,128,522
Deferred tax assets	19,627,645	18,696,123	548,897	449,930	3,840,721	2,650,464	24,017,263	21,796,517

TOTAL ASSETS	3,265,298,389	3,399,682,492	1,085,382,514	1,074,325,848	922,165,612	924,702,672	5,272,846,515	5,398,711,012

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
LIABILITIES AND	6-30-2017	12-31-2016	6-30-2017	12-31-2016	6-30-2017	12-31-2016	6-30-2017	12-31-2016
EQUITY	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CURRRENT LIABILITIES	344,511,692	555,777,465	365,079,725	259,684,837	(204,053,025)	(58,215,655)	505,538,392	757,246,647
Other current financial liabilities	23,759,133	25,696,064	15	102	—	—	23,759,148	25,696,166
Trade and other current payables	221,786,440	341,088,664	137,180,887	151,549,875	22,323,525	68,866,744	381,290,852	561,505,283
Current accounts payable to related parties	67,154,341	121,018,039	216,972,949	96,520,909	(226,458,473)	(127,110,019)	57,668,817	90,428,929
Other current provisions	5,248,904	6,493,428	104	104	—	—	5,249,008	6,493,532
Current tax liabilities	26,539,544	61,457,940	37,484	113,855	81,923	27,620	26,658,951	61,599,415
Current provisions for employee benefits	0	0	—	—	—	—	—	—
Other current non-financial liabilities	23,330	23,330	10,888,286	11,499,992	—	—	10,911,616	11,523,322

NON-CURRENT LIABILITIES	1,104,322,672	1,114,144,775	52,974,439	106,283,505	8,137,079	(41,957,557)	1,165,434,190	1,178,470,723

Other non-current financial liabilities	843,858,793	854,016,751	—	—	—	—	843,858,793	854,016,751
Trade and other non-current payables	1,065,270	1,453,022	79,231	30,091	—	—	1,144,501	1,483,113
Non-current accounts payable to related parties	—	251,527	—	50,000,180	—	(50,000,180)	—	251,527
Other long-term provisions	59,018,975	57,325,914	5,507,592	5,780,994	—	—	64,526,567	63,106,908
Deferred tax liabilities	185,370,436	185,277,004	17,721,671	20,502,853	(6,464,289)	(6,415,063)	196,627,818	199,364,794
Non-current provisions for employee benefits	15,009,198	15,820,557	29,352,526	29,655,884	14,601,368	14,457,686	58,963,092	59,934,127
Other non-current non-financial liabilities	—	—	313,419	313,503	—	—	313,419	313,503

EQUITY	1,816,464,025	1,729,760,252	667,328,350	708,357,506	1,118,081,558	1,024,875,884	3,601,873,933	3,462,993,642

Equity attributable to Enel Chile	1,816,464,025	1,729,760,252	667,328,350	708,357,506	1,118,081,558	1,024,875,884	2,868,011,174	2,763,391,288

Issued capital	552,777,321	552,777,321	230,137,980	230,137,980	1,446,193,674	1,446,193,674	2,229,108,975	2,229,108,975
Retained earnings	1,289,912,946	1,199,429,221	753,743,538	794,856,204	(368,133,994)	(424,910,134)	1,675,522,490	1,569,375,291
Other reserves	(26,226,242)	(22,446,290)	(316,553,168)	(316,636,678)	40,021,878	3,592,344	(1,036,620,291)	(1,035,092,978)

NON-CONTROLLING INTERESTS	—	—	—	—	—	—	733,862,759	699,602,354

TOTAL LIABILITIES AND EQUITY	3,265,298,389	3,399,682,492	1,085,382,514	1,074,325,848	922,165,612	924,702,672	5,272,846,515	5,398,711,012

The holdings, eliminations and others column corresponds to transactions between companies in different lines of business, primarily purchases and sales of energy and services.

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
	6-30-2017	6-30-2016	6-30-2017	6-30-2016	6-30-2017	6-30-2016	6-30-2017	6-30-2016
STATEMENT OF INCOME	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
REVENUES AND OTHER OPERATING INCOME	766,990,354	848,484,201	661,479,232	650,635,743	(217,992,498)	(218,059,715)	1,210,477,088	1,281,060,229
Revenues	760,426,962	843,262,607	659,158,693	648,789,444	(217,049,996)	(218,163,621)	1,202,535,659	1,273,888,430
Energy sales	707,109,410	784,226,186	590,461,872	588,683,331	(187,907,110)	(191,894,427)	1,109,664,172	1,181,015,090
Other sales	30,525,031	24,914,705	5,220,866	3,666,594	—	2,985,987	35,745,897	31,567,286
Other services rendered	22,792,521	34,121,716	63,475,955	56,439,519	(29,142,886)	(29,255,181)	57,125,590	61,306,054
Other operating income	6,563,392	5,221,594	2,320,539	1,846,299	(942,502)	103,906	7,941,429	7,171,799

RAW MATERIALS AND CONSUMABLES USED	(489,666,108)	(487,511,564)	(524,765,852)	(521,257,370)	221,003,183	219,489,047	(793,428,777)	(789,279,887)

Energy purchases	(181,230,855)	(188,586,494)	(471,648,038)	(477,956,515)	190,151,990	192,930,564	(462,726,903)	(473,612,445)
Fuel consumption	(178,403,314)	(163,933,279)	—	—	—	—	(178,403,314)	(163,933,279)
Transportation expenses	(81,113,068)	(115,393,239)	(30,969,050)	(25,477,105)	29,078,086	29,805,945	(83,004,032)	(111,064,399)
Other miscellaneous supplies and services	(48,918,871)	(19,598,552)	(22,148,764)	(17,823,750)	1,773,107	(3,247,462)	(69,294,528)	(40,669,764)

CONTRIBUTION MARGIN	277,324,246	360,972,637	136,713,380	129,378,373	3,010,685	1,429,332	417,048,311	491,780,342

Other work performed by the entity and capitalized	2,931,906	5,339,640	3,640,548	3,354,606	—	—	6,572,454	8,694,246
Employee benefit expense	(27,826,177)	(30,641,813)	(21,990,603)	(17,818,171)	(13,810,117)	(13,543,627)	(63,626,897)	(62,003,611)
Other expenses	(34,687,603)	(35,571,236)	(24,717,891)	(26,241,205)	5,924,123	2,129,402	(53,481,371)	(59,683,039)

GROSS OPERATING INCOME	217,742,372	300,099,228	93,645,434	88,673,603	(4,875,309)	(9,984,893)	306,512,497	378,787,938

Depreciation and amortization expense	(58,924,488)	(66,021,235)	(17,565,100)	(14,935,496)	663,333	819,248	(75,826,255)	(80,137,483)
Impairment losses (reversals of impairment losses) recognized in profit or loss	55,494	—	(3,557,308)	(3,229,277)	—	—	(3,501,814)	(3,229,277)

OPERATING INCOME	158,873,378	234,077,993	72,523,026	70,508,830	(4,211,976)	(9,165,645)	227,184,428	295,421,178

FINANCIAL RESULT	(16,882,358)	(6,851,694)	3,229,845	3,746,305	3,583,221	3,498,052	(10,069,292)	392,663

Financial income	2,637,100	918,116	5,949,693	7,747,063	1,580,138	963,114	10,166,931	9,628,293

Income from deposits and other financial instruments	1,960,118	918,116	1,113,367	1,001,775	1,554,850	212,595	4,628,335	2,132,486
Other financial income	676,982	—	4,836,326	6,745,288	25,288	750,519	5,538,596	7,495,807

Financial costs	(24,942,613)	(28,186,693)	(2,789,834)	(4,012,017)	1,914,517	2,606,070	(25,817,930)	(29,592,640)

Bank borrowings	(210)	(752,944)	(13,236)	(473)	(25)	—	(13,471)	(753,417)
Secured and unsecured obligations	(21,666,704)	(21,940,220)	—	—	—	—	(21,666,704)	(21,940,220)
Other	(3,275,699)	(5,493,529)	(2,776,598)	(4,011,544)	1,914,542	2,606,070	(4,137,755)	(6,899,003)
Gains (losses) from indexed assets and liabilities	(121,871)	336,478	194,149	243,717	63,234	47,990	135,512	628,185

Foreign currency exchange differences	5,545,026	20,080,405	(124,163)	(232,458)	25,332	(119,122)	5,446,195	19,728,825

Positive	15,659,961	53,365,829	26,776	558,655	114,472	32,690	15,801,209	53,957,174
Negative	(10,114,935)	(33,285,424)	(150,939)	(791,113)	(89,140)	(151,812)	(10,355,014)	(34,228,349)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(778,312)	5,470,863	—	689	—	(690)	(778,312)	5,470,862
Other gains (losses)	109,706,597	113,585	153,432	—	(1,084)	(12,344)	109,858,945	101,241
Gain (loss) from other investments	105,462,479	80,041	—	—	(1,084)	(12,344)	105,461,395	67,697
Gain (loss) from the sale of property, plant and equipment	4,244,118	33,544	153,432	—	—	—	4,397,550	33,544

INCOME BEFORE TAX	250,919,305	232,810,747	75,906,303	74,255,824	(629,839)	(5,680,627)	326,195,769	301,385,944

Income tax	(62,765,856)	(30,863,042)	(17,970,529)	(13,484,338)	1,279,250	2,500,425	(79,457,135)	(41,846,955)

Net income from continuing operations	188,153,449	201,947,705	57,935,774	60,771,486	649,411	(3,180,202)	246,738,634	259,538,989

Net income from discontinued operations	—	—	—	—	—	—	—	—

NET INCOME	188,153,449	201,947,705	57,935,774	60,771,486	649,411	(3,180,202)	246,738,634	259,538,989

Net income attributable to:	188,153,449	201,947,705	57,935,774	60,771,486	649,411	(3,180,202)	246,738,634	259,538,989

Shareholders of Enel Chile	—	—	—	—	—	—	169,659,567	176,643,428

Non-controlling interests	—	—	—	—	—	—	77,079,067	82,895,561

Line of Business	Generation		Distribution		Holdings, eliminations and others		Total
STATEMENT OF CASH FLOWS	6-30-2017	6-30-2016	6-30-2017	6-30-2016	6-30-2017	6-30-2016	6-30-2017	6-30-2016
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	139,812,274	192,075,928	51,854,470	61,185,555	(8,945,473)	(15,800,112)	182,721,271	237,461,371
Net cash flows from (used in) investing activities	13,218,314	(49,599,852)	(42,462,876)	(18,298,619)	10,669,413	19,992,966	(18,575,149)	(47,905,505)
Net cash flows from (used in) financing activities	(259,776,313)	(88,214,569)	(29,482,326)	(66,629,244)	5,404,697	8,289,287	(283,853,942)	(146,554,526)

The holdings, eliminations and others column corresponds to transactions between companies in different lines of business, primarily purchases and sales of energy and services.

33.	THIRD PARTY GUARANTEES, OTHER CONTINGENT ASSETS AND LIABILITIES, AND OTHER COMMITMENTS.

33.1 Direct guarantees.

As of June 30, 2017 and December 31, 2016, there are no direct guarantees.

As of June 30, 2017 and December 31, 2016, the Group had future energy purchase commitments amounting to ThCh$18,832,628,869 and ThCh$18,694,023,941, respectively.

33.2 Indirect guarantees

Type	Contract	Maturity	Creditor of Guarantee	Debtor		Type of Guarantee	Oustanding balance as of
				Company	Relationship		Currency	6-30-2017	12-31-2016
Secured	Bonds Serie B	October 2028	Bondholders of Enel Américas’ Bonds	Enel Américas	Entities demerged from original debtor Enersis S.A. (codebtor Enel Chile S.A.) (1)	Codebtor	USD	31,491	33,449

(1)	As a result of the Enel Américas’ Spin-Off and in accordance with the bond indenture, all entities arising from the demerger are liable for the debt, regardless that the payment obligation remains in Enel Américas S.A.

33.3 Lawsuits and Arbitration Proceedings.

As of the date of these consolidated financial statements, the most relevant litigation involving the Company and its subsidiaries are as follows:

1. In 2005, three lawsuits were filed against Enel Generación Chile S.A., the Chilean Treasury and the Chilean Water Authority (DGA, in its Spanish acronym), which are currently being treated as a single proceeding, requesting that DGA Resolution No. 134, which established non-consumptive water rights in favor of Enel Generación Chile S.A. to build the Neltume hydroelectric power plant project be declared null as a matter of public policy, with compensation for damages. Alternatively, the lawsuits request the compensation for damages for the losses allegedly sustained by the plaintiffs due to the loss of their status as riparian owners along Pirihueico Lake, as well as due to the devaluation of their properties. The defendants have rejected these allegations, contending that the DGA Resolution complies with all legal requirements, and that the exercise of this right does not cause any detriment to the plaintiffs, among other arguments. The sums involved in these suits are undetermined. This case was joined with two other cases: the first one is captioned “Arrieta v. the State and Others” in the 9th Civil Court, docket 15279-2005 and the second is captioned “Jordán v. the State and Others,” in the 10th Civil Court, docket 1608-2005. With regard to these cases, an injunction has been ordered against entering into any acts and contracts concerning Enel Generación Chile S.A.’s water rights related to the Neltume project. On September 25, 2014, the Court of Law issued an unfavorable ruling against Enel Generación Chile S.A. that in essence declared the right to use water established by DGA Resolution No. 134 illegal and orders its cancellation in the corresponding Water Rights Register of the correspondent Real Estate Registrar. Enel Generación Chile S.A. filed an appeal and cassation resources with the Santiago Court of Appeals, which are still pending.

In parallel, on June 9, 2017 the Cour of Appeals issued a complementary ruling rejecting the claims for compensation for damages on the ground that there were no damages affecting the defendants. Enel Generación Chile S.A. filed an appeal, which is still pending resolution.

2. On May 23, 2016 the Superintendency of Electricity and Fuels by means of ORD No. 5,705, filed charges against GasAtacama Chile S.A., for providing allegedly erroneous information to national centralizing operating agent CDEC-SING regarding the Minimum Technical (MT) and Average Time of Operation (TMO) parameters during the period from January 1, 2011 to October 29, 2015. GasAtacama Chile S.A. submitted its objections, which were rejected through notification by the Superintendency’s Resolution No. 014606 dated August 4, 2016, setting a fine for UTM 120,000. Disagreeing with the Superintendency’s resolution applying the fine in question, GasAtacama Chile S.A. filed an appeal for reinstatement filed before the Superintendency, which was rejected by the Superintendency through Resolution No. 15908, dated November 2, 2016, confirming the totality of the fine imposed. In opposition to the aforementioned resolution, GasAtacama Chile S.A. filed an illegality claim before the Court of Appeals of Santiago, recognizing provision for 25% of the fine. To date, the claim of illegality is pending resolution by the Court of Appeals of Santiago. The contingency loss rating on this issue is likely.

The management of the Company considers that the provisions recorded in the consolidated financial statements are adequate to cover the risks resulting from litigation described in this Note. It does not consider there to be any additional liabilities other than those specified.

Given the characteristics of the risks covered by these provisions, it is not possible to determine a reasonable schedule of payment dates if there are any.

33.4 Financial restrictions.

As of June 30, 2017, the Company, on a stand-alone basis, had no debt obligations and was therefore not subject to any covenants or events of default. However, a number of the Group’s subsidiaries’ loan agreements, include the obligation to comply with certain financial ratios, which is normal in contracts of this nature. There are also affirmative and negative covenants requiring the monitoring of these commitments. In addition, there are restrictions in the events-of-default clauses of the agreements which require compliance.

1.	Cross Default

Some of the financial debt contracts of Enel Generación Chile contain cross default clauses. The credit line agreement governed by Chilean law, which Enel Generación Chile signed in March 2016 for U.F. 2.8 million, stipulates that cross default is only triggered in the event of non-compliance by the borrower itself, i.e. Enel Generación Chile, with no reference made to its subsidiaries. In order to accelerate payment of the debt in this credit line due to cross default originated from other debt, the amount in default must exceed US$50 million, or the equivalent in other currencies, and other additional conditions must be met such as the expiration of any grace periods. Since being signed, this credit line has not been used. Enel Generación Chile’s international credit line governed by New York State law, which was signed in February 2016 expiring in February 2020, also makes no reference to its subsidiaries, thus, cross default is only triggered in the event of non-compliance by the borrower itself. For the repayment of debt to be accelerated under these credit lines due to cross default originated from other debt, the amount in default must exceed US$50 million or its equivalent in other currencies, and other additional conditions must be met, including the expiration of grace periods (if any), and a formal notice of intent to accelerate the debt repayment must have been served by creditors representing more than 50% of the amount owed or committed in the contract. As of June 30, 2017, these credit lines have not been drawn upon.

In relation to the bond issues of Enel Generación Chile registered with the United States Securities and Exchange Commission (the “SEC”), commonly called “Yankee bonds”, a cross default can be triggered by another debt of the same company or of any of their subsidiaries, for any amount overdue provided that the principal of the debt giving rise to the cross default exceeds US$30 million or its equivalent in other currencies. Debt acceleration due to cross default does not occur automatically but has to be demanded by at least 25% of the bondholders of a certain series of Yankee bonds. The Yankee bonds of Enel Generación Chile mature in 2024, 2027, 2037 and 2097. For the specific Yankee Bond that was issued in April 2014 and maturity in 2024, the threshold for triggering cross default increased to US$50 million or its equivalent in other currencies. As of June 30, 2017, the outstanding amount of the Yankee bonds was ThCh$474,317,941 (ThCh$477,865,946 as of December 31, 2016).

The Enel Generación Chile bonds issued in Chile state that cross default can be triggered only by the default of the issuer when the amount in default exceeds US$50 million or its equivalent in other currencies. Debt acceleration requires the agreement of at least 50% of the bondholders of a certain series. As of June 30, 2017, the outstanding amount of the local bonds was ThCh$325,744,654 (ThCh$324,440,215 as of December 31, 2016).

2.	Financial covenants

Financial covenants are contractual commitments with respect to minimum or maximum financial ratios that a company is obliged to meet at certain periods of time (quarterly, annually, etc.), and in certain cases upon compliance with certain conditions. Most of the financial covenants of the Group limit the level of indebtedness and evaluate the ability to generate cash flows in order to service the companies’ debts. Various companies are also required to certify these covenants periodically. The types of covenants and their respective limits vary based on debt and contract type.

The Enel Generación Chile bonds issued in Chile include the following financial covenants whose definitions and calculation formulas are established in the respective indentures:

Series H

•	Consolidated Debt Ratio: The consolidated debt ratio, which is Financial Debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; Other financial liabilities, non-current; and Other obligations guaranteed by the issuer or its subsidiaries; while Capitalization is the sum of Financial liabilities and Total Equity. As of June 30, 2017, the ratio was 0.31.

•	Consolidated Equity: A minimum Equity of Ch$761,661 million must be maintained; this limit is adjusted at the end of each year as established in the indenture. Equity corresponds to Equity attributable to the shareholders of Enel Generación Chile. As of June 30, 2016, the equity of Enel Generación Chile was Ch$1,788,710 million.

•	Financial Expense Coverage: A financial expense coverage ratio of at least 1.85 must be maintained. Financial expense coverage is the quotient between i) the gross margin plus financial income and dividends received from investments in associates, and ii) financial expenses; both items refer to the period of four consecutive quarters ending on the quarter being reported. For the six month period ended June 30, 2017, this ratio was 10.01.

•	Net Asset Position with Related Companies: A net asset position with related companies of no more than US$100 million must be maintained. The Net asset position with related companies is the difference between i) the sum of current accounts receivable from related parties, non-current accounts receivable from related parties, less transactions in the ordinary course of business at less than 180 days term, short-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation, and long-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation; and ii) the sum of current accounts payable to related parties; non-current accounts payable to related parties, less transactions in the ordinary course of business at less than 180 days term; short-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation; and long-term transactions of associates of Enel Generación Chile in which Enel Américas has no participation. As of June 30, 2017, using the exchange rate prevailing on that date, the Net asset position with related companies was a negative US$27.12 million, indicating that Enel Américas is a net creditor of Enel Generación Chile rather than a net debtor.

Series M

•	Consolidated Debt Ratio: The consolidated debt ratio, which is Financial debt to Capitalization, must be no more than 0.64. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; Other financial liabilities, current; and Other financial liabilities, non-current; while Capitalization is the sum of Financial liabilities, Equity attributable to the shareholders of the Company and Non-controlling interests. As of June 30, 2017, the debt ratio was 0.31.

•	Consolidated Equity: Same as for Series H.

•	Financial Expense Coverage Ratio: Same as for Series H.

Enel Generación Chile’s domestic (governed by Chilean law, maturity in April 2019) and international (governed by New York State law, maturity in February 2020) credit lines include the following covenants whose definitions and formulas, identical to each other, are established in the respective contracts:

•	Debt Equity Ratio: The debt equity ratio, which is Financial debt to Net Equity, must be no more than 1.4. Financial debt is the sum of Interest-bearing loans, current; Interest-bearing loans, non-current; while Net Equity is the sum of the Equity attributable to the shareholders of Enel Generación Chile, and Non-controlling interests. As of June 30, 2017, the ratio was 0.45.

•	Debt Repayment Capacity (Debt/EBITDA Ratio): The ratio between Financial Debt and EBITDA must be no more than 6.5. Financial Debt is the sum of interest-bearing loans, current; and interest-bearing loans, non-current; while EBITDA is the operating income excluding depreciation and amortization expense and impairment losses/(reversal of impairment losses) for the four mobile quarters ended on the calculation date. As of June 30, 2017, the Debt/EBITDA ratio was 1.59.

Yankee Bonds are not subject to financial covenants.

As of June 30, 2017, the most restrictive financial covenant for Enel Generación Chile was the Debt Equity Ratio requirement for the two credit lines.

The other Group companies not mentioned in this Note, are not subject to compliance with financial covenants.

Lastly, in most of the contracts, debt acceleration for non-compliance with these covenants does not occur automatically, but is subject to certain conditions, such as a cure period.

As of June 30, 2017 and December 31, 2016, neither the Company nor any company of the Group was in default under their financial obligations summarized herein or other financial obligations whose defaults might trigger the acceleration of their financial commitments.

33.5 Other Information

Enel Distribución Chile S.A.

On June 16, 2017, sever weather, including heavy rain and wind, affected the Santiago Metropolitan Region. The weather system resulted in trees and branches, roofs and advertising signs fell on the electric lines, cutting power to our customers.

As a result of effect caused by this severe weather, automatic compensations to customers are triggered as required by law when interruption of electricity supply is over 20 hours. The compensations will be applied in the following or subsequent month according to the billing cycles.

In addition, the Company will give an additional and extraordinary credit to those customers whose electric supply was interrupted for over 24 hours. The credit to be applied to customers in the upcoming billing will be up to $25,000 per customer, which is equivalent to the monthly average consumption per client (240kWh/monthly). The total estimated amount for the additional credit is ThCh$652,820, which has been recognized as an expense in these interim consolidated financial statements.

On June 23, 2017, the Superintendency of Electricity and Fuels filed a claim against Enel Distribución Chile S.A. for potential incompliances to current regulations. On July 18, 2017, the Company make its allegations to the claim. At the reporting date of these interim financial statements the Superintendency of Electricity and Fuels has not issued a final resolution on the matter.

Centrales Hidroeléctricas de Aysén, S.A.

In May 2014, the Committee of Ministers revoked the Environmental Qualification Resolution (RCA) of Hidroaysén project, in which our subsidiary Enel Generación Chile participates, by accepting some of the claims filed against this project. It is of public knowledge that this decision was reported before the environmental courts of Valdivia and Santiago. On January 28, 2015, it was made public that the water rights request made by Centrales Hidroeléctricas de Aysén S.A. (hereinafter “Hidroaysén”) had been partially denied in 2008.

Enel Generación Chile has expressed its intention to thrive at Hidroaysén the defense for water rights and the environmental qualification granted to the project in the corresponding instances, continuing with the judicial actions already started or implementing new administrative or judicial actions that are necessary to this end, and it maintains the belief that hydric resources of Aysén region are important for the energy development of the country.

Nevertheless, given the current situation, there is uncertainty on the recovery of the investment made so far at Hidroaysén, since it depends both on judicial decisions and on definitions in the energy agenda which currently cannot be foreseen, therefore, the investment is not included in the portfolio of Enel Generación Chile’s immediate projects. Consequently, at the end of year 2014, Enel Generación Chile recognized an impairment loss for its participation in Hidroaysén S.A. amounting to Ch$ 69,066 million (approximately US$ 121 million).

The financial and accounting effects for the Company related to the impairment loss recognized at Enel Generación Chile for its participation in Hidroaysén project resulted in a charge of Ch$ 41,426 million (approximately US$ 73 million) against net income attributable to the shareholders of Enel Chile.

34.	PERSONNEL FIGURES

The Company’s personnel as of June 30, 2017 and December 31, 2016, is distributed as follows:

Country	June 30, 2017
	Managers and Key Executives	Professionals and Technicians	Staff and Others	Total	Period Average
Chile	70	1,680	202	1,952	1,963
Argentina	—	23	2	25	26

Total	70	1,703	204	1,977	1,989

Country	Decembe 31, 2016
	Managers and Key Executives	Professionals and Technicians	Staff and Others	Total	Annual Average
Chile	62	1,709	213	1,984	1,988
Argentina	—	24	2	26	27

Total	62	1,733	215	2,010	2,015

For periods prior to the Separation, the Company did not represent a separate legal group for consolidated financial statements reporting purposes and was presented on the basis of the aggregation of the net assets of the legal entities of the Enersis group located in Chile (See Note 2.1).

35.	SANCTIONS.

The following Group’s subsidiaries have received sanctions from administrative authorities:

1. Enel Generación Chile

In 2017, Enel Generación Chile S.A. paid a fine in connection with the termination of sanction proceeding No. F-16 that was initiated by the Superintendency of the Environment (“SMA” for its Spanish acronym) for a total amount of ThCh$430,666.

Additionally, a sanctioning proceeding related to health protection deficiencies for a total of ThCh$9,348 is pending resolution.

2. GasAtacama Chile S.A.

In 2017, the Superintendency of Electricity and Fuels imposed a fine to GasAtacama Chile S.A. for a total amount of ThCh$18,492 which is pending of payment. Also, it is still pending resolution of an illegality claim filed by GasAtacama Chile against the Superintendency of Electricity and Fuels Resolution No. 15,908 “CELTA” dated November 2, 2016. This resolution imposes a fine of UTM 120,000, equivalent to ThCh$ 5,541,960.

3. Enel Distribución Chile S.A.

As of June 30, 2017, there are five sanctions initiated by the Superintendency of Electricity and Fuels for a total amount of ThCh$2,960,512, which are pending resolution.

The Group has not received any other fines from the SVS or from any other administrative authorities.

36.	ENVIRONMENT.

Environmental expenses for the six month periods ended June 30, 2017 and 2016, are as follows:

Company Incurring the Cost	Project	For the six month periods ended,
		6-30-2017	6-30-2016
		ThCh$	ThCh$
Enel Generación Chile and subsidiaries	Studies, monitoring, laboratory analysis, removal and final disposal of solid waste at hydroelectric power stations (HPS), thermoelectric power stations and combine cycle power stations.	1,265,863	539,606
Enel Distribución Chile	Santa Elena Substation noise modeling, environmental consulting on the new Lo Aguirre-Cerro Navia line project, Santa Elena Substation noise mitigation project, ISO 14001 environmental compliance at substations, SpaceCab and preliminary assembly. Hazardous waste management, pruning of trees and vegetation near high voltage, garden maintenance and weed removal at substations.	589,714	313,790

Total		1,855,577	853,396

37.	SUMMARIZED FINANCIAL INFORMATION OF SUBSIDIARIES

As of June 30, 2017 and December 31, 2016, summarized financial information of our principal subsidiaries is as follows:

As of and for the period ended June 30, 2017	Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenues	Costs	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Enel Distribución Chile S.A.	Consolidated	242,055,196	843,327,319	1,085,382,515	365,079,724	52,974,438	667,328,353	1,085,382,515	661,479,231	(524,765,851)	57,936,806	83,492	58,020,298
Grupo Servicios Informaticos e Inmobiliarios Ltda.	Consolidated	41,165,389	11,556,581	52,721,970	4,262,359	1,489,180	46,970,431	52,721,970	5,528,616	—	985,821	—	985,821
Enel Generación Chile S.A.	Separate	373,556,449	2,532,163,991	2,905,720,440	398,465,025	972,759,056	1,534,496,359	2,905,720,440	781,256,509	(607,099,941)	218,533,114	769,195	219,302,309
Empresa Eléctrica Pehuenche S.A.	Separate	33,731,153	190,213,558	223,944,711	45,155,152	49,102,124	129,687,435	223,944,711	75,472,337	(23,251,413)	34,355,573	—	34,355,573
Grupo Enel Generación Chile S.A.	Consolidated	407,778,086	2,857,520,304	3,265,298,390	344,511,693	1,104,322,671	1,816,464,026	3,265,298,390	766,990,354	(489,666,108)	188,153,449	(29,441)	188,124,008
Grupo GasAtacama Chile S.A.	Consolidated	177,338,236	644,473,267	821,811,503	77,739,267	83,675,903	660,396,333	821,811,503	166,347,115	(110,121,562)	24,071,555	(593,884)	23,477,671

As of and for the year ended December 31, 2016	Financial Statements	Current Assets	Non-Current Assets	Total Assets	Current Liabilities	Non-Current Liabilities	Equity	Total Liabilities and Equity	Revenues	Costs	Profit (Loss)	Other Comprehensive Income	Comprehensive Income
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Enel Distribución Chile S.A.	Consolidated	245,122,732	829,203,115	1,074,325,847	259,684,836	106,283,505	708,357,506	1,074,325,847	1,315,760,851	(1,042,329,385)	141,499,466	(21,284,665)	120,214,801
Grupo Servicios Informaticos e Inmobiliarios Ltda.	Consolidated	57,558,313	11,654,352	69,212,665	6,711,190	1,466,867	61,034,608	69,212,665	10,983,012	—	1,721,370	—	1,721,370
Enel Generación Chile S.A.	Separate	457,044,171	2,508,609,028	2,965,653,199	496,301,633	977,323,552	1,492,028,015	2,965,653,200	1,549,029,123	(1,061,866,497)	481,351,125	65,717,064	547,068,189
Empresa Eléctrica Pehuenche S.A.	Separate	35,730,340	193,496,141	229,226,481	43,012,321	50,044,060	136,170,100	229,226,481	155,568,982	(23,529,449)	88,610,786	—	88,610,786
Compañía Eléctrica Tarapacá S.A.	Consolidated	—	—	—	—	—	—	—	219,980,554	(139,960,874)	61,981,668	(924,812)	61,056,856
Grupo Enel Generación Chile S.A.	Consolidated	543,372,956	2,856,309,537	3,399,682,493	555,777,465	1,114,144,776	1,729,760,252	3,399,682,493	1,659,727,329	(895,060,113)	521,432,374	(86,682,199)	434,750,175
Grupo GasAtacama Chile S.A.	Consolidated	194,264,349	663,665,991	857,930,340	86,380,336	89,573,088	681,976,916	857,930,340	173,489,754	(87,098,923)	43,329,082	(1,779,413)	41,549,669

38.	SUBSEQUENT EVENTS

Enel Chile S.A.:

The Board of Directors of Enel Chile, in its extraordinary session held on August 25, 2017, has analyzed a letter sent to the Company by its controlling shareholder, Enel SpA, (the “Enel SpA Letter”) in which Enel SpA favorably viewed the non-binding proposal sent by Enel Chile to Enel SpA on July 3, 2017 (the “Enel Chile Letter”).

The proposal contained in the Enel Chile Letter consists of a corporate reorganization within Enel, through which Enel Chile would incorporate, though a merger with Enel Green Power Latin America Limitada, the latter’s non-conventional renewable energy generation assets held in Chile.

As indicated in the Enel Chile Letter, the proposal also implies that the merger is contingent on the success of a Public Tender and Exchange Offer (the “Tender Offer”), to be carried out by Enel Chile to acquire up to 100% of the common shares issued by its subsidiary, Enel Generación Chile S.A. owned by minority shareholders. The aforementioned Tender Offer would be payable in cash and in common shares issued by Enel Chile, and subject to the condition precedent that after the Tender Offer, Enel Chile must own at least 75% of Enel Generación Chile’s issued capital.

The aforementioned Tender Offer will be carried out through an Enel Chile capital increase so as to incorporate Enel Generación Chile’ shareholders who tender their shares. Likewise, the success of the aforementioned Tender Offer will be subject to the execution of an amendment to Enel Generación Chile’s by-laws, aimed at the company ceasing to be bound by Title XII of Decree No. 3,500 of 1980, with its limitations to stock concentration and other restrictions being eliminated from its by-laws.

In accordance with the response contained in the Enel SpA Letter, the Company’s Board of Directors has unanimously resolved to initiate all work, analysis and steps leading to the execution of the referenced corporate reorganization project, in the terms described in the Enel SpA Letter, which will be in accordance with the procedures and requirements of Title XVI under the Chilean Corporations Act, regulating related party transactions.

Enel Distribución Chile S.A:

On July 15, 2017, intense rain and a snowstorm hit Santiago Metropolitan Region. This severe weather resulted in trees and branches fell on the electric lines causing significant damages to the electric network infrastructure, cutting power to our customers.

As a result of effect caused by this severe weather, automatic compensations to customers are triggered as required by law when interruption of electricity supply is over 20 hours. The compensations will be applied in the following or subsequent month according to the billing cycles.

On July 20, 2017, the Superintendency of Electricity and Fuels filed a claim against Enel Distribución Chile S.A. for potential incompliances to current regulations. The Company will respond to the claim within the stated timeframe.

Nonetheless, the Company will give an additional and extraordinary credit to those customers whose electric supply was interrupted for a longer period of time. The total amount of the credit to customers is in the process of being analyzed and quantified.

There have been no other significant events between July 1, 2017 and the date of these interim consolidated financial statements were approved for issuance by the directors of the Company.

APPENDIX 1 ENEL CHILE GROUP SUBSIDIARIES:

This appendix is part of Note 2.4, “Subsidiaries”.

It discloses the Group’s percentage of control in each company.

Taxpayer ID No. (RUT)	Company	Functional Currency	% Control as of 6-30-2017			% Control as of 12-31-2016			Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total
76.003.204-2	Central Eólica Canela S.A.	Chilean peso	—	75.00%	75.00%	—	75.00%	75.00%	Subsidiary	Chile	Promotion and development of renewable energy projects
96.800.570-7	Enel Distribución Chile S.A.	Chilean peso	99.08%	0.01%	99.09%	99.08%	0.01%	99.09%	Subsidiary	Chile	Ownership interest in companies of any nature
96.783.910-8	Empresa Eléctrica de Colina Ltda.	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%	Subsidiary	Chile	Complete energy cycle and related supplies
96.504.980-0	Empresa Eléctrica Pehuenche S.A.	Chilean peso	—	92.65%	92.65%	—	92.65%	92.65%	Subsidiary	Chile	Complete electric energy cycle
91.081.000-6	Enel Generación Chile S.A.	Chilean peso	59.98%	—	59.98%	59.98%	—	59.98%	Subsidiary	Chile	Complete electric energy cycle
78.932.860-9	GasAtacama Chile S.A.	Chilean peso	2.63%	97.37%	100.00%	2.63%	97.37%	100.00%	Subsidiary	Chile	Company management
78.952.420-3	Gasoducto Atacama Argentina S.A.	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%	Subsidiary	Chile	Natural gas exploitation and transportation
76.107.186-6	Servicios Informáticos e Inmobiliarios Ltda.	Chilean peso	99.90%	0.10%	100.00%	99.90%	0.10%	100.00%	Subsidiary	Chile	Information Technology services
96.800.460-3	Luz Andes Ltda.	Chilean peso	—	100.00%	100.00%	—	100.00%	100.00%	Subsidiary	Chile	Energy and fuel transportation, distribution and sales
76.722.488-5	Empresa de Trasmisión Chena S.A.	Chilean peso	—	100.00%	100.00%	—	—	—	Subsidiary	Chile	Electric Energy Transmission
77.047.280-6	Sociedad Agrícola de Cameros Ltda.	Chilean peso	—	57.50%	57.50%	—	57.50%	57.50%	Subsidiary	Chile	Financial investments

APPENDIX 2 CHANGES IN THE SCOPE OF CONSOLIDATION:

This appendix is part of Note 2.4.1 “Changes in the scope of consolidation”.

As of June 30, 2017 and December 31, 2016, there were no incorporations of entities into the scope of consolidation:

As of June 30, 2017 and December 31, 2016, the companies eliminated from the scope of consolidation, are as follows:

Company	June 30, 2017
	% Control
	Direct	Indirect	Total	Consolidation Method
Electrogas (See Note 5)	—	42.50%	42.50%	Equity method

Company	December 31, 2016
	% Control
	Direct	Indirect	Total	Consolidation Method
Gasoducto TalTal S.A.	—	100.00%	100.00%	Full consolidation
GNL Norte S.A.	—	100.00%	100.00%	Full consolidation
Progas S.A.	—	100.00%	100.00%	Full consolidation
GNL Quintero S.A.	—	20.00%	20.00%	Equity method
Compañía Eléctrica Tarapacá S.A.	3.78%	96.21%	99.99%	Full consolidation
Inversiones GasAtacama Holding Ltda.	—	100.00%	100.00%	Full consolidation
GasAtacama S.A.	—	100.00%	100.00%	Full consolidation

APPENDIX 3 ASSOCIATES AND JOINT VENTURES:

This appendix is part of Note 12, Investments Accounted for Using the Equity Method.

Taxpayer ID No. (RUT)	Company	Functional Currency	Ownership interest at 6-30-2017			Ownership interest at 12-31-2016			Relationship	Country	Activity
			Direct	Indirect	Total	Direct	Indirect	Total
76.652.400-1	Centrales Hidroeléctricas De Aysén S.A.	Chilean peso	—	51.00%	51.00%	—	51.00%	51.00%	Joint Venture	Chile	Hydroelectric plant development and operation
77.017.930-0	Transmisora Eléctrica de Quillota Ltda.	Chilean peso	—	50.00%	50.00%	—	50.00%	50.00%	Joint Venture	Chile	Electric energy transportation and distribution
76.418.940-K	GNL Chile S.A.	U.S. dollar	—	33.33%	33.33%	—	33.33%	33.33%	Associate	Chile	Promotion of liquefied natural gas supply project
96.806.130-5	Electrogas S.A. (See Note 5)	U.S. dollar	—	—	—	—	42.50%	42.50%	Associate	Chile	Portfolio company
76.041.891-9	Aysén Transmisión S.A.	Chilean peso	—	51.00%	51.00%	—	51.00%	51.00%	Joint Venture	Chile	Hydroelectric plant development and operation
76.091.595-5	Aysén Energía S.A.	Chilean peso	—	51.00%	51.00%	—	51.00%	51.00%	Joint Venture	Chile	Electric energy transportation and distribution

(1)

APPENDIX 4 ADDITIONAL INFORMATION ON FINANCIAL DEBT:

This appendix is part of Note 18, “Other financial liabilities.” The following tables present the contractual undiscounted cash flows by type of financial debt:

a)	Bank borrowings

1. Summary of bank borrowings by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Current			Current
					One to three months	Three to twelve months	Total 6-30-2017	One to three months	Three to twelve months	Total 12-31-2016
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	Ch$	4.90%	6.00%	Unsecured	8,241	—	8,241	4,283	—	4,283

Total					8,241	—	8,241	4,283	—	4,283

2. Identification of bank borrowings by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Balance as of June 30, 3017
										Current
										Less than 90 days	More than 90 days	Total
										ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	15	—	15
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	8,226	—	8,226

Total										8,241	—	8,241

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Amortization	Balance as of December 31, 2016
										Current
										Less than 90 days	More than 90 days	Total
										ThCh$	ThCh$	ThCh$
96.800.570-7	Enel Distribución Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	102	—	102
91.081.000-6	Enel Generación Chile S.A.	Chile	97.006.000-6	Banco de Crédito e Inversiones	Chile	Ch$	6.00%	6.00%	At maturity	2,048	—	2,048
91.081.000-6	Enel Generación Chile S.A.	Chile	97.036.000-k	Banco Santander	Chile	Ch$	6.00%	6.00%	At maturity	2,133	—	2,133

Total										4,283	—	4,283

b)	Secured and unsecured liabilities

1. Summary of secured and unsecured liabilities by currency and maturity

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of June 30, 2017
					Current			Non-Current
					One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	8.02%	6.90%	Unsecured	7,247,905	21,743,717	28,991,622	28,991,622	28,991,622	28,991,622	28,991,622	626,615,333	742,581,821
Chile	U.F.	6.34%	5.48%	Unsecured	6,424,838	24,597,219	31,022,057	42,605,633	52,868,042	50,567,541	48,267,040	284,486,671	478,794,927

Total					13,672,743	46,340,936	60,013,679	71,597,255	81,859,664	79,559,163	77,258,662	911,102,004	1,221,376,748

Country	Currency	Effective Interest Rate	Nominal Interest Rate	Secured / Unsecured	Balance as of December 31, 2016
					Current			Non-Current
					One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
					ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile	US$	8.02%	6.90%	Unsecured	7,264,786	21,794,359	29,059,145	29,059,146	29,059,146	29,059,146	29,059,146	641,348,382	757,584,966
Chile	U.F.	6.34%	5.48%	Unsecured	6,466,160	24,665,200	31,131,360	30,632,431	53,611,843	51,316,337	49,020,830	305,390,728	489,972,169

Total					13,730,946	46,459,559	60,190,505	59,691,577	82,670,989	80,375,483	78,079,976	946,739,110	1,247,557,135

2. Secured and unsecured liabilities by company

								Balance as of June 30, 3017
								Current			Non-Current
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Less than 90 days ThCh$	More than 90 days ThCh$	Total ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-1	U.S.	US$	7.96%	7.88%	2,834,017	8,502,052	11,336,069	11,336,069	11,336,069	11,336,069	11,336,069	189,689,182	235,033,458
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-2	U.S.	US$	7.40%	7.33%	904,723	2,714,169	3,618,892	3,618,892	3,618,892	3,618,892	3,618,892	93,468,747	107,944,315
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-3	U.S.	US$	8.26%	8.13%	575,055	1,725,165	2,300,220	2,300,220	2,300,220	2,300,220	2,300,220	56,180,230	65,381,110
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Unica 24296	U.S.	US$	4.32%	4.25%	2,934,110	8,802,331	11,736,441	11,736,441	11,736,441	11,736,441	11,736,441	287,277,174	334,222,938
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	1,580,551	10,064,359	11,644,910	11,105,968	10,567,026	10,028,084	9,489,142	49,802,121	90,992,341
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	4,844,287	14,532,860	19,377,147	31,499,665	42,301,016	40,539,457	38,777,898	234,684,550	387,802,586

Total								13,672,743	46,340,936	60,013,679	71,597,255	81,859,664	79,559,163	77,258,662	911,102,004	1,221,376,748

								Balance as of December 31, 3016
								Current			Non-Current
Taxpayer ID No. (RUT)	Company	Country	Financial Institution	Country	Currency	Effective Interest Rate	Nominal Interest Rate	Less than 90 days ThCh$	More than 90 days ThCh$	Total ThCh$	One to two years ThCh$	Two to three years ThCh$	Three to four years ThCh$	Four to five years ThCh$	More than five years ThCh$	Total ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-1	U.S.	US$	7.96%	7.88%	2,832,647	8,497,942	11,330,589	11,330,590	11,330,590	11,330,590	11,330,590	196,227,387	241,549,747
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-2	U.S.	US$	7.40%	7.33%	903,234	2,709,703	3,612,937	3,612,937	3,612,937	3,612,937	3,612,937	93,701,216	108,152,964
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Primera Emisión S-3	U.S.	US$	8.26%	8.13%	574,765	1,724,294	2,299,059	2,299,059	2,299,059	2,299,059	2,299,059	56,341,806	65,538,042
91.081.000-6	Enel Generación Chile S.A.	Chile	BNY Mellon - Unica 24296	U.S.	US$	4.32%	4.25%	2,954,140	8,862,420	11,816,560	11,816,560	11,816,560	11,816,560	11,816,560	295,077,973	342,344,213
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander -317 Serie-H	Chile	U.F.	7.17%	6.20%	1,525,571	9,843,433	11,369,004	10,870,075	10,371,146	9,872,218	9,373,289	52,887,199	93,373,927
91.081.000-6	Enel Generación Chile S.A.	Chile	Banco Santander 522 Serie-M	Chile	U.F.	4.82%	4.75%	4,940,589	14,821,767	19,762,356	19,762,356	43,240,697	41,444,119	39,647,541	252,503,529	396,598,242

Total								13,730,946	46,459,559	60,190,505	59,691,577	82,670,989	80,375,483	78,079,976	946,739,110	1,247,557,135

c)	Financial lease obligations

1. Financial lease obligations by company

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of June 30, 2017
								Current			Non-Current
								One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	725,724	2,176,475	2,902,199	2,900,268	2,898,211	2,896,020	2,893,687	6,274,135	17,862,321

Total								725,724	2,176,475	2,902,199	2,900,268	2,898,211	2,896,020	2,893,687	6,274,135	17,862,321

Taxpayer ID No. (RUT)	Company	Country	Taxpayer ID No. (RUT)	Financial Institution	Country	Currency	Nominal Interest Rate	Balance as of December 31, 2016
								Current			Non-Current
								One to three months	Three to twelve months	Total	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
91.081.000-6	Enel Generación Chile S.A.	Chile	76.555.400-4	Transelec S.A	Chile	US$	6.50%	734,006	2,200,827	2,934,833	2,931,533	2,928,019	2,924,276	2,920,289	7,777,314	19,481,431

Total								734,006	2,200,827	2,934,833	2,931,533	2,928,019	2,924,276	2,920,289	7,777,314	19,481,431

APPENDIX 5 DETAILS OF ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

This appendix forms an integral part of the Group’s consolidated financial statements.

The detail of assets and liabilities denominated in foreign currencies is the following:

Assets	Foreign Currency	Functional Currency	Balance as of
			6-30-2017	12-31-2016
			ThCh$	ThCh$
Cash and cash equivalents	U.S. dollar	Chilean peso	5,937,891	5,198,139
	Argentine peso	Chilean peso	5,982,487	4,807,406
Trade and other current receivables	U.S. dollar	Chilean peso	17,717,118	50,976,270
Current accounts receivable from related parties	U.S. dollar	Chilean peso	10,878,994	16,780,275

TOTAL CURRENT ASSETS			40,516,490	77,762,090

TOTAL ASSETS			40,516,490	77,762,090

	Foreign Currency	Functional Currency	Balance as of 6-30-2017
			Current Liabilities			Non-current Liabilities
			90 days or less	91 days to 1 year	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities	U.S. dollar	Chilean peso	7,260,789	3,762,450	11,023,239	2,657,160	2,316,301	2,071,239	2,205,869	470,757,753	480,008,322

TOTAL LIABILITIES			7,260,789	3,762,450	11,023,239	2,657,160	2,316,301	2,071,239	2,205,869	470,757,753	480,008,322

	Foreign Currency	Functional Currency	Balance as of 12-31-2016
			Current Liabilities			Non-current Liabilities
			90 days or less	91 days to 1 year	Total Current	One to two years	Two to three years	Three to four years	Four to five years	More than five years	Total Non- Current
			ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities	U.S. dollar	Chilean peso	7,334,102	3,793,737	11,127,839	2,677,880	2,677,880	1,959,990	2,087,390	475,084,614	484,487,754

TOTAL LIABILITIES			7,334,102	3,793,737	11,127,839	2,677,880	2,677,880	1,959,990	2,087,390	475,084,614	484,487,754

APPENDIX 6 ADDITIONAL INFORMATION OFICIO CIRCULAR (OFFICIAL BULLETIN) No. 715 OF FEBRUARY 3, 2012:

This appendix forms an integral part of the Group’s consolidated financial statements.

a)	Portfolio stratification

•	Trade and other receivables by aging:

Trade and Other Receivables, Gross	Balance as of 6-30-2017
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251 days or more	Total Current	Total Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	312,893,541	34,436,073	12,547,306	6,861,297	3,068,872	2,107,844	3,720,178	2,214,246	1,221,337	50,139,382	429,210,076	1,865,816
Allowance for doubtful accounts	(81,410)	(231,890)	(193,734)	(247,321)	(145,588)	(135,010)	(123,475)	(847,710)	(120,074)	(31,726,418)	(33,852,630)	—
Other receivables, gross	55,357,879	—	—	—	—	—	—	—	—	8,313,116	63,670,995	31,949,178
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(8,313,116)	(8,313,116)	—

Total	368,170,010	34,204,183	12,353,572	6,613,976	2,923,284	1,972,834	3,596,703	1,366,536	1,101,263	18,412,964	450,715,325	33,814,994

Trade and Other Receivables, Gross	Balance as of 12-31-2016
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251 days or more	Total Current	Total Non-Current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, gross	280,408,709	34,119,100	14,480,516	4,262,852	2,265,532	5,983,874	2,940,939	2,126,283	4,246,731	63,349,580	414,184,116	8,369,878
Allowance for doubtful accounts	(157,009)	(221,810)	(212,406)	(168,457)	(109,571)	(110,910)	(174,725)	(766,217)	(103,001)	(29,672,710)	(31,696,816)	—
Other receivables, gross	62,584,556	—	—	—	—	—	—	—	—	7,765,064	70,349,620	25,130,227
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(7,765,064)	(7,765,064)	—

Total	342,836,256	33,897,290	14,268,110	4,094,395	2,155,961	5,872,964	2,766,214	1,360,066	4,143,730	33,676,870	445,071,856	33,500,105

•	By type of portfolio:

	Balance as of 6-30-2017						Balance as of 12-31-2016
	Non-renegotiated portfolio		Renegotiated Portfolio		Total Gross Portfolio		Normal Portfolio		Non-renegotiated portfolio		Total Gross Portfolio
Aging of	Number of	Gross Amount	Number of	Gross Amount	Number of	Gross Amount	Number of	Gross Amount	Number of	Gross Amount	Number of	Gross Amount
Balances	customers	ThCh$	customers	ThCh$	customers	ThCh$	customers	ThCh$	customers	ThCh$	customers	ThCh$
Current	1,244,564	310,286,416	49,216	4,472,941	1,293,780	314,759,357	1,157,940	281,705,071	60,278	5,850,339	1,218,218	287,555,410
1 to 30 days	380,284	30,704,690	20,453	3,731,383	400,737	34,436,073	414,617	30,167,962	22,459	3,951,138	437,076	34,119,100
31 to 60 days	93,872	11,155,314	7,951	1,391,992	101,823	12,547,306	107,539	12,724,070	8,312	1,756,446	115,851	14,480,516
61 to 90 days	17,626	6,321,333	2,384	539,964	20,010	6,861,297	18,344	3,813,933	2,128	448,919	20,472	4,262,852
91 to 120 days	8,041	2,701,338	1,139	367,534	9,180	3,068,872	8,987	1,978,892	1,049	286,640	10,036	2,265,532
121 to 150 days	6,199	1,883,010	716	224,834	6,915	2,107,844	5,866	5,753,020	656	230,854	6,522	5,983,874
151 to 180 days	4,810	3,589,554	378	130,624	5,188	3,720,178	4,671	2,415,755	442	525,184	5,113	2,940,939
181 to 210 days	20,268	1,704,760	283	509,486	20,551	2,214,246	20,001	2,016,444	275	109,839	20,276	2,126,283
211 to 250 days	3,510	1,002,021	270	219,316	3,780	1,221,337	3,535	4,163,062	217	83,669	3,752	4,246,731
More than 251 days	124,575	44,966,974	4,650	5,172,408	129,225	50,139,382	123,301	60,447,048	3,613	4,125,709	126,914	64,572,757

Total	1,903,749	414,315,410	87,440	16,760,482	1,991,189	431,075,892	1,864,801	405,185,257	99,429	17,368,737	1,964,230	422,553,994

b)	Portfolio in default and in legal collection process

Portfolio in Default and in Legal Collection Process	6-30-2017		12-31-2016
	Number of customers	Amount ThCh$	Number of customers	Amount ThCh$
Notes receivable in default	1,928	261,106	1,982	265,155
Notes receivable in legal collection process (*)	2,667	5,718,345	3,071	5,345,371

Total	4,595	5,979,451	5,053	5,610,526

(*)	Legal collections are included in the portfolio in arrears.

c)	Provisions and write-offs

	6-30-2017	6-30-2016
Provisions and Write-Offs	ThCh$	ThCh$
Provision for non-renegotiated portfolio	4,028,326	2,885,387
Provision for renegotiated portfolio	(526,512)	343,890

Total	3,501,814	3,229,277

d)	Number and value of operations

Number and value of operations	6-30-2017		6-30-2016
	Last quarter	Year-to-date	Last quarter	Year-to-date
Impairment provision and recoveries:
Number of operations	12,784	28,425	7,651	1,924,271
Value of operations, in ThCh$	2,098,011	3,501,814	1,751,720	3,229,277

APPENDIX 6.1 SUPPLEMENTARY INFORMATION ON TRADE RECEIVABLES:

This appendix forms an integral part of the Group’s consolidated financial statements.

a)	Portfolio stratification

•	Trade receivables by aging:

	Balance as of June 30, 2017
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251 days or more	More than 365 days	Total Current	Total Non- Current
Trade Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, generation	198,070,704	1,216,307	567,319	357,967	8,483	23,927	1,489,482	162,876	362,245	3,561,938	155,731	205,976,979	26,297

- Large customers	197,973,487	1,216,307	567,319	357,967	8,483	23,927	1,489,482	162,876	362,245	3,561,938	155,731	205,879,762	26,297
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—	—
- Others	97,217	—	—	—	—	—	—	—	—	—	—	97,217	—
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(1,103,086)	(155,731)	(1,258,817)	—
Unbilled services	173,482,021	—	—	—	—	—	—	—	—	—	155,731	173,637,752	—
Billed Services	26,493,145	1,154,905	1,076,785	2,274,731	744,277	76,261	814	1,728,276	35,927	1,921,650	2,984,944	38,491,715	26,297

Trade receivables, distribution	114,822,837	33,219,766	11,979,987	6,503,330	3,060,389	2,083,917	2,230,696	2,051,370	859,092	5,259,675	41,162,038	223,233,097	1,839,519

- Mass-market customers	92,054,558	24,033,630	8,963,224	2,761,096	995,424	674,976	478,211	835,087	340,123	1,439,264	24,999,046	157,574,639	1,763,085
- Large customers	20,510,748	7,464,741	2,218,006	3,255,663	288,130	418,981	1,572,984	379,286	199,656	1,146,097	9,297,091	46,751,383	9,896
- Institutional customers	2,257,531	1,721,395	798,757	486,571	1,776,835	989,960	179,501	836,997	319,313	2,674,314	6,865,901	18,907,075	66,538
Allowance for doubtful accounts	(81,410)	(231,890)	(193,734)	(247,321)	(145,588)	(135,010)	(123,475)	(847,710)	(120,074)	(817,502)	(29,650,099)	(32,593,813)	—
Unbilled services	79,410,385	—	—	—	—	—	—	—	—	—	—	79,410,385	—
Billed Services	35,412,452	33,219,766	11,979,987	6,503,330	3,060,389	2,083,917	2,230,696	2,051,370	859,092	5,259,675	41,162,038	143,822,712	1,839,519
Total Trade Receivables, Gross	312,893,541	34,436,073	12,547,306	6,861,297	3,068,872	2,107,844	3,720,178	2,214,246	1,221,337	8,821,613	41,317,769	429,210,076	1,865,816
Total Allowance for Doubtful Accounts	(81,410)	(231,890)	(193,734)	(247,321)	(145,588)	(135,010)	(123,475)	(847,710)	(120,074)	(1,920,588)	(29,805,830)	(33,852,630)	—

Total Trade Receivables, Net	312,812,131	34,204,183	12,353,572	6,613,976	2,923,284	1,972,834	3,596,703	1,366,536	1,101,263	6,901,025	11,511,939	395,357,446	1,865,816

Since not all of our commercial databases in our Group’s subsidiaries distinguish whether the final electricity service consumer is a natural or legal person, the main management segmentation used by all the consolidated entities to monitor and follow up on trade receivables is the following:

•	Mass-market customers

•	Large customers

•	Institutional customers

	Balance as of
	December 31, 2016
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251 days or more	More than 365 days	Total Current	Total Non- Current
Trade Receivables	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade receivables, generation	179,498,353	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,268	10,508,696	214,479,116	5,751,509
- Large customers	179,482,501	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,268	10,508,696	214,463,264	5,723,942
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—	—
- Others	15,852	—	—	—	—	—	—	—	—	—	—	15,852	27,567
Allowance for doubtful accounts	—	—	—	—	—	—	—	—	—	(1,314,310)	—	(1,314,310)	—
Unbilled services	125,367,509	—	—	—	—	—	—	—	—	—	—	125,367,509	3,308,454
Services billed	54,130,844	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	9,600,268	10,508,696	89,111,607	2,443,055

Trade receivables, distribution	100,910,356	31,348,518	13,315,339	3,489,350	1,365,439	882,757	2,927,330	1,572,297	652,998	2,667,650	40,572,966	199,705,000	2,618,369

- Mass-market customers	74,735,718	23,318,881	9,558,288	1,981,025	862,071	615,659	534,796	779,941	347,398	1,202,738	23,490,230	137,426,745	2,164,930
- Large customers	23,586,354	6,566,919	2,148,243	1,231,708	209,825	172,851	1,174,012	46,128	2,424	766,851	10,154,924	46,060,239	34,602
- Institutional customers	2,588,284	1,462,718	1,608,808	276,617	293,543	94,247	1,218,522	746,228	303,176	698,061	6,927,812	16,218,016	418,837
Allowance for doubtful accounts	(157,009)	(221,810)	(212,406)	(168,457)	(109,571)	(110,910)	(174,725)	(766,217)	(103,001)	(614,954)	(27,743,446)	(30,382,506)	—
Unbilled services	61,742,593	—	—	—	—	—	—	—	—	—	—	61,742,593	149,508
Services billed	39,167,763	31,348,518	13,315,339	3,489,350	1,365,439	882,757	2,927,330	1,572,297	652,998	2,667,650	40,572,966	137,962,407	2,465,400
Total Trade Receivables, Gross	280,408,709	34,119,100	14,480,516	4,262,852	2,265,532	5,983,874	2,940,939	2,126,283	4,246,731	12,267,918	51,081,662	414,184,116	8,369,878
Total Allowance for Doubtful Accounts	(157,009)	(221,810)	(212,406)	(168,457)	(109,571)	(110,910)	(174,725)	(766,217)	(103,001)	(1,929,264)	(27,743,446)	(31,696,816)	—

Total Trade Receivables, Net	280,251,700	33,897,290	14,268,110	4,094,395	2,155,961	5,872,964	2,766,214	1,360,066	4,143,730	10,338,654	23,338,216	382,487,300	8,369,878

•	By type of portfolio:

	June 30, 2017
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251 days or more	Total Current Gross Portfolio	Total Non- Current Gross Portfolio
By Type of Portfolio	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION
Non-renegotiated portfolio	198,070,704	1,216,307	567,319	357,967	8,483	23,927	1,489,482	162,876	362,245	3,717,669	205,976,979	26,297
- Large customers	197,973,487	1,216,307	567,319	357,967	8,483	23,927	1,489,482	162,876	362,245	3,717,669	205,879,762	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	97,217	—	—	—	—	—	—	—	—	—	97,217	26,297
Renegotiated portfolio	—	—	—	—	—	—	—	—	—	—	—	—
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Non-renegotiated portfolio	111,769,744	29,488,383	10,587,995	5,963,366	2,692,855	1,859,083	2,100,072	1,541,884	639,776	41,249,305	207,892,463	419,671
- Mass-market customers	89,057,439	21,065,152	7,571,343	2,221,132	685,144	450,142	347,587	745,129	217,230	21,350,667	143,710,965	409,698
- Large customers	20,462,616	7,405,334	2,218,006	3,255,663	288,130	418,981	1,572,984	379,286	199,656	10,380,335	46,580,991	9,896
- Institutional customers	2,249,689	1,017,897	798,646	486,571	1,719,581	989,960	179,501	417,469	222,890	9,518,303	17,600,507	77
Renegotiated portfolio	3,053,093	3,731,383	1,391,992	539,964	367,534	224,834	130,624	509,486	219,316	5,172,408	15,340,634	1,419,848
- Mass-market customers	2,997,120	2,968,478	1,391,881	539,964	310,280	224,834	130,624	89,958	122,893	5,087,643	13,863,675	1,353,388
- Large customers	48,132	59,407	—	—	—	—	—	—	—	62,853	170,392	66,460
- Institutional customers	7,841	703,498	111	—	57,254	—	—	419,528	96,423	21,912	1,306,567	—

Total Gross Portfolio	312,893,541	34,436,073	12,547,306	6,861,297	3,068,872	2,107,844	3,720,178	2,214,246	1,221,337	50,139,382	429,210,076	1,865,816

	December 31, 2016
	Current Portfolio	1-30 days	31-60 days	61-90 days	91-120 days	121-150 days	151-180 days	181-210 days	211-250 days	251 days or more	Total Current Gross Portfolio	Total Non- Current Gross Portfolio
By Type of Portfolio	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
GENERATION
Non-renegotiated portfolio	179,498,353	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	20,108,963	214,479,115	5,751,509

- Large customers	179,482,501	2,770,582	1,165,177	773,502	900,093	5,101,117	13,609	553,986	3,593,733	20,108,963	214,463,263	5,723,942
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	15,852	—	—	—	—	—	—	—	—	—	15,852	27,567
Renegotiated portfolio	—	—	—	—	—	—	—	—	—	—	—	—
- Large customers	—	—	—	—	—	—	—	—	—	—	—	—
- Institutional customers	—	—	—	—	—	—	—	—	—	—	—	—
- Others	—	—	—	—	—	—	—	—	—	—	—	—
DISTRIBUTION
Non-renegotiated portfolio	96,922,455	27,397,380	11,558,893	3,040,431	1,078,799	651,903	2,402,146	1,462,458	569,329	39,114,907	184,198,701	755,931

- Mass-market customers	71,334,454	20,155,266	8,134,561	1,532,106	575,781	410,789	377,710	670,102	265,574	20,582,480	124,038,823	721,329
- Large customers	23,376,286	6,499,554	2,148,243	1,231,708	209,825	146,867	1,174,012	46,128	2,424	10,921,775	45,756,822	34,602
- Institutional customers	2,211,715	742,560	1,276,089	276,617	293,193	94,247	850,424	746,228	301,331	7,610,652	14,403,056	—
Renegotiated portfolio	3,987,901	3,951,138	1,756,446	448,919	286,640	230,854	525,184	109,839	83,669	4,125,709	15,506,299	1,862,438

- Mass-market customers	3,401,264	3,163,614	1,423,727	448,919	286,290	204,870	157,086	109,839	81,824	4,110,488	13,387,921	1,443,601
- Large customers	210,068	67,366	—	—	—	25,984	—	—	—	—	303,418	—
- Institutional customers	376,569	720,158	332,719	—	350	—	368,098	—	1,845	15,221	1,814,960	418,837

Total Gross Portfolio	280,408,709	34,119,100	14,480,516	4,262,852	2,265,532	5,983,874	2,940,939	2,126,283	4,246,731	63,349,579	414,184,115	8,369,878

APPENDIX 6.2 ESTIMATED SALES AND PURCHASES OF ENERGY AND CAPACITY:

This appendix forms an integral part of the Group’s consolidated financial statements.

STATEMENT OF FINANCIAL POSITION	6-30-2017		12-31-2016
	Energy and Capacity	Tolls	Energy and Capacity	Tolls
	ThCh$	ThCh$	ThCh$	ThCh$
Current accounts receivable from related parties	38,436,246	5,036,657	590,636	21,774
Trade and other current receivables	108,021,249	19,004,284	168,833,728	23,276,222

Total Estimated Assets	146,457,495	24,040,941	169,424,364	23,297,996

Trade and other current payables to related parties	11,529,565	7,480,395	13,459,812	191,936
Trade and other current payables	32,916,515	19,537,741	85,425,025	42,571,883

Total Estimated Liabilities	44,446,080	27,018,136	98,884,837	42,763,819

STATEMENT OF PROFIT OR LOSS	6-30-2017		6-30-2016
	Energy and Capacity ThCh$	Tolls ThCh$	Energy and Capacity ThCh$	Tolls ThCh$
Energy sales	146,457,495	24,040,941	162,466,654	39,295,048
Energy purchases	44,446,080	27,018,136	167,034,672	45,671,246

APPENDIX 7 DETAILS OF DUE DATES OF PAYMENTS TO SUPPLIERS:

This appendix forms an integral part of the Group’s consolidated financial statements.

	June 30, 2017				December 31, 2017
	Supplies	Services	Other	Total	Supplies	Services	Other	Total
Suppliers with Current Payments	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to 30 days	—	90,707,843	78,354,223	169,062,066	—	90,386,018	68,377,696	158,763,714
From 31 to 60 days	—	—	—	—	—	—	—	—
From 61 to 90 days	—	—	—	—	—	—	—	—
From 91 to 120 days	—	—	—	—	—	—	—	—
From 121 to 365 days	—	—	—	—	—	—	—	—
More than 365 days	—	—	—	—	—	—	—	—

Total	—	90,707,843	78,354,223	169,062,066	—	90,386,018	68,377,696	158,763,714

The accompanying notes are an integral part of these consolidated financial statements

Exhibit 99.2

ENEL CHILE S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results.

General

The following discussion should be read in conjunction with our unaudited interim consolidated financial statements as of June 30, 2017 and for the six-month periods ended June 30, 2017 and 2016 and the notes thereto (the “Unaudited Interim Financial Statements”) included as Exhibit 99.1 to the Report on Form 6-K of Enel Chile S.A. (“we”, “us”, or the “Company”) dated October 24, 2017 (the “Report”). The Unaudited Interim Financial Statements have been prepared in accordance with International Accoutning Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

1.	Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company

We own and operate electricity generation and distribution companies in Chile. Our revenues, income and cash flows primarily come from the operations of our subsidiaries and associates, all of which are in Chile.

Factors such as (i) hydrological conditions, (ii) fuel prices, (iii) regulatory developments, (iv) exceptional actions adopted by governmental authorities and (v) changes in economic conditions may materially affect our financial results. In addition, our results from operations and financial condition are affected by variations in the exchange rate between the Chilean peso and the U.S. dollar. We have certain critical accounting policies that affect our consolidated operating results. The impact of these factors on us, for the periods covered by the Unaudited Interim Financial Statements, is discussed below.

a.	Generation Business

A substantial part of our generation capacity depends on the prevailing hydrological conditions. Our installed capacity as of June 30, 2017 and December 31, 2016 was 6,351 MW, of which 54.6% was hydroelectric.

Hydroelectric generation was 3,593 GWh and 4,537 GWh in the six months ended June 30, 2017 and 2016, respectively. Our 2017 hydroelectric generation was lower than 2016 mainly due to drier hydrological conditions. In addition, some important reservoirs are still at low levels due to several years of drought since 2010, characterized by low rainfalls and a poor snowmelt.

Hydrological conditions in Chile can range from very wet, as a result of several years of abundant rainfall and lakes at their peak capacity, to extremely dry, as a consequence of prolonged droughts lasting for several years, the partial or material depletion of water reservoirs and the significant reduction of snow and ice in the mountains, which in turn leads to materially lower levels of hydrology as a consequence of lower melts. In between these two extremes, there is a wide range of possible hydrological conditions. For instance, a new year of drought has very different impacts on our business, depending on whether it follows several years of drought or a period of abundant rainfall. On the other hand, a good hydrological year has less marginal impact if it comes after several wet years than after a prolonged drought. In Chile, the months that typically have the most precipitation are May through August, and the months when snow and ice melt typically are October through March, providing water flow to lakes, reservoirs and rivers, which supply our hydroelectric plants, most of them concentrated in southern Chile. For purposes of discussing the impact of hydrological conditions on our business, we generally categorize our hydrological conditions as dry, wet or normal, although there are several other intermediate scenarios. Extreme hydrological conditions materially affect our operating results and financial conditions. However, it is difficult to indicate the effects of hydrology on our operating income, without concurrently taking into account other factors, because our operating income can only be explained by looking at a combination of factors and not each one on a stand-alone basis.

Hydrological conditions affect electricity market prices, generation costs, spot prices, tariffs and the mix of hydroelectric, thermal and non-conventional renewable energy (“NCRE”) generation, which is constantly being defined by the CEN (Coordinador Eléctrico Nacional, the technical and independent entity responsible for coordinating the efficient and safe operation of the generation units, which compose the Chilean national electricity system, so as to appropriately satisfy demand) in order to minimize the operating costs of the entire system. According to the current regulatory framework, the price at which energy is traded (known as spot price) is determined by the marginal cost of the system. The marginal cost corresponds to the more expensive power plant in operation after a dispatch based on merit. In addition, there exists a capacity payment to generators, which remunerates each power plant’s installed capacity according to availability and contribution to the system’ safety. This capacity payment is determined by the regulator every six months. Pass-through hydroelectric generation and NCRE generation are almost always the least expensive method to generate electricity and normally have a marginal cost close to zero. In the case of reservoirs used to generate electricity, Chilean authorities assign a cost for the use of water, which may lead to hydroelectric generation not necessarily being the lowest marginal cost. This is the case of Laja Lake, which is used as a reference for the SIC (Sistema Interconectado Central, the Chilean central interconnected electric system covering all of Chile except the north and the extreme south). The cost of thermal generation does not depend on hydrological conditions but instead on international commodity prices for LNG, coal, diesel and fuel oil.

Spot prices primarily depend on hydrological conditions and commodity prices and to a lesser extent on NCRE availability. Under most circumstances, abundant hydrological conditions lower spot prices while dry conditions normally increase spot prices. Spot market prices affect our results since we purchase electricity in the spot market in the case that we have deficits between our contracted energy sales and our generation, and we sell electricity in the spot market if we have electricity surpluses.

There are many other factors that may affect operating income, including the level of contracted sales, purchases/sales in the spot electricity market, commodity prices, energy demand and supply, technical and unforeseen problems that can affect the availability of our thermal plants, plant locations in relation to urban demand centers, and transmission system conditions, among others.

To illustrate the effects of hydrology on our operating results, the following table describes certain hydrological conditions, their expected effects on spot prices and generation, and the expected impact on our operating income, assuming that other factors remain unchanged. In all cases, hydrological conditions do not have an isolated effect but need to be evaluated in conjunction with other factors to better understand the impact on our operating results.

Hydrological Conditions	Expected effects on spot prices and generation	Expected impact on our operating results
Dry	Higher spot prices

Positive: if our generation is higher than contracted energy sales, energy surpluses are sold in the spot market at high prices.

Negative: if our generation is less than contracted sales, there is an energy deficit and we must purchase in the spot market at high prices.

Reduced hydro generation Increased thermal generation

Negative: less energy available to sell in the spot market.

Positive: increases our energy available for sale and either reduces purchases in the spot market or increases sales in the spot market at high prices.

Wet	Lower spot prices

Positive: if our generation is less than energy contracted sales, the energy deficit is covered by purchases in the spot market at low prices.

Negative: if there are energy surpluses, they are sold in the spot market at low prices.

	Increased hydroelectric generation	Positive: more energy available to sell in the spot market, though affected generally by low prices.
	Reduced thermal generation	Negative: less energy available to sell in the spot market.

If factors other than those described above apply, the expected impact of hydrological conditions on operating results will be different than those shown above. For example, in a dry year with lower commodity prices, spot prices may decrease, or in a wet year if the demand grows, or generation plants are not available for technical or other reasons, the spot price may increase, altering the impact of hydrological conditions discussed in the table above.

b.	Distribution Business

Our electricity distribution business is conducted through Enel Distribución Chile. For the six months ended June 30, 2017, electricity sales amounted to 8,129 GWh, an increase of 1.8% compared to the same period in 2016. Enel Distribución Chile operates in the Santiago metropolitan area, providing electricity to 1.9 million customers. Santiago is the country’s most densely populated area and has the highest concentration of industries, industrial parks and office facilities in the country. Enel Distribución Chile faces growing electricity demand, because of organic growth in demand, which requires it to make capital investments.

Distribution revenues are mainly derived from the resale of electricity purchased from generators. Revenues associated with distribution include the recovery of the cost of electricity purchased and the resulting revenues from the “Value Added from Distribution,” or VAD, plus the physical energy losses permitted by the regulator. Other revenues derived from our distribution business normally consist of transmission revenues, charges for new connections and the maintenance and rental of meters, among others; however, recently, it also includes public lighting, infrastructure projects mainly associated with real estate development and energy efficiency solutions, including air conditioning equipment, LED lights, etc., in all cases including customers outside of our concession area.

Even when these other revenues have increased, the core business continues to be the distribution of energy based on a regulated prices. Therefore, among the key factors that impact our financial results in the distribution business is the regulatory framework. In particular, regulators set distribution tariffs taking into account the costs of energy purchases paid by distribution companies (which distribution companies pass on to their customers) and the VAD, all of which are intended to reflect investment and operating costs incurred by distribution and generation companies and to allow our companies to earn a regulated level of return on their investments and guarantee service quality and reliability. Our earnings are determined to a large degree by government regulators, mainly through the tariff setting process. Our ability to buy electricity relies highly on generation availability, and on regulation to a lesser degree. The cost of electricity purchased is passed on to end users through tariffs that are set for multi-year periods. Therefore, variations in the price at which a distribution company purchases electricity do not have an impact on our profitability. In the past, we focused on reducing physical losses, especially those due to illegally tapped energy. Our physical losses are now at 5.2%, which is near technical levels below which additional investments to reduce illegal tapping would not be expected to have an economically reasonable return. Currently, we are working instead on improving our collectability indices and our efficiency, especially through new technologies to automate our networks.

Enel Distribución Chile’s tariff review process, which sets the tariffs for the 2016-2020 period, was finalized in August 2017. The new tariffs will be applied retroactively to November 2016 and the review will not have any significant effect on Enel Distribución Chile’s tariffs. Tariff reviews seek to capture distribution efficiencies and economies of scale based on economic growth.

c.	Economic Conditions

Macroeconomic conditions, such as changes in employment levels and significant levels of inflation or deflation may have a significant effect on our operating results. Macroeconomic factors, such as the variation of the Chilean peso against the U.S. dollar may impact our operating results, as well as our assets and liabilities, depending on the amounts denominated in U.S. dollars. For example, a devaluation of the Chilean peso against the U.S. dollar increases the cost of capital expenditure plans. For additional information, see “Item 3. Key Information — D. Risk Factors — Foreign exchange risks may adversely affect our results and the U.S. dollar value of dividends payable to ADS holders” and “Item 3. Key Information — D. Risk Factors — Chilean economic fluctuations as well as certain economic interventionist measures by governmental authorities may affect our results of operations and financial condition as well as the value of our securities.” in our Annual Report on Form 20-F for the year ended December 31, 2016 (the “2016 Form 20-F”).

Local Currency Exchange Rate

Variations in the parity of the U.S. dollar and the Chilean peso may have an impact on our operating results and overall financial position. The impact will depend on the level at which tariffs are pegged to the U.S. dollar, costs for purchases of energy and fuels in the international markets, costs or revenues from buying and selling in the spot market and U.S. dollar-denominated assets and liabilities.

The following table sets forth the closing and average Chilean pesos per U.S. dollar exchange rates for the periods indicated:

	Local Currency U.S. Dollar Exchange Rates Six months ended June 30,
	2017		2016
	Average	Period End	Average	Period End
Chilean pesos per U.S. dollar	659.98	664.29	689.40	661.37

Source: Central Bank of Chile

d.	Critical Accounting Policies

Our critical accounting policies are consistent with those described in Notes 2 and 3 of the Notes to our consolidated financial statements in Item 8 of our 2016 Form 20-F. At June 30, 2017, there was no material change to our critical accounting policies or the methodologies or assumptions we apply under them since December 31, 2016.

Recent Accounting Pronouncements

Please see Note 2.2 of the Notes to the Unaudited Interim Financial Statements for information regarding recent accounting pronouncements.

2.	Analysis of Results of Operations for the Six Months Ended June 30, 2017 and 2016

In the last few years, hydrological conditions in Chile have been below the historical average. During the first six months of 2017, hydrological conditions were drier than those experienced in the same period in 2016, especially affecting southern Chile, where most of our generation facilities are located. In addition, 2017 started with reservoir levels lower than in 2016, which adversely affected our hydroelectric generation. Our hydroelectric generation decreased by 21% between June 2016 and June 2017. The average marginal costs in the SIC increased by 7% during the first half of 2017 compared to the same period in 2016, mainly due to the drought and an increase in commodity prices, partially offset by higher NCRE generation and lower demand in the system. However, we were able to partially compensate for this negative effect with higher thermal generation and with the lease agreement with AES Gener S.A. (an unrelated company) allowing us to use our available LNG at its Nueva Renca combined-cycle power plant. On the other hand, increases in our LNG businesses partially offset the lower results.

In the distribution business, operating results during the first half of 2017 remained at approximately the same level as in the first half of 2016. Our distribution revenues increased slightly due to higher residential consumption while our operating cost increased, to a slightly lesser degree. However, our selling and administrative expenses increased in a higher proportion due to higher personnel expenses as a result of new collective bargaining contracts in the first half of 2017.

The combination of these factors resulted in a reduction of our consolidated operating income for the six months ended June 30, 2017 compared to the same period in 2016. Please refer to “— Consolidated Operating Income” below.

Consolidated Revenues

Generation Business

The following table sets forth the physical electricity sales of Enel Generación Chile and its subsidiaries and the corresponding changes for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
		(in GWh)		(in %)
Enel Generación Chile and subsidiaries	11,428	12,139	(711)	(5.9)

Distribution Business

The following table sets forth the physical electricity sales of Enel Distribución Chile and its subsidiaries and the corresponding changes for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
		(in GWh)		(in %)
Enel Distribución Chile	8,129	7,982	147	1.8

The following table sets forth our revenues by reportable segment for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	766,990	848,484	(81,494)	(9.6)
Distribution Business
Enel Distribución Chile and subsidiaries	661,479	650,636	10,843	1.7
Non-electricity business and consolidation adjustments	(217,992)	(218,060)	67	(0.03)

Total Revenues	1,210,477	1,281,060	(70,583)	(5.5)

Generation Business: Revenues

Revenues from Enel Generación Chile decreased by Ch$ 81.5 billion, or 9.6%, for the first six months of 2017 compared to the same period in 2016, primarily due to (i) Ch$ 77.1 billion lower energy sales as a result of 711 GWh lower physical sales equivalent to Ch$ 45.9 billion, primarily due to a decrease of 928 GWh or Ch$ 60 billion to regulated customers, and a decrease of 522 GWh or Ch$ 31 billion in the spot market, partially offset by greater physical sales to unregulated customers, an increase of 739 GWh or Ch$ 45 billion, along with a 4.2% lower average energy sale prices which accounted for Ch$ 31.2 billion of lower revenues, and (ii) Ch$ 11.3 billion of lower revenues from other services provided, mainly because of lower toll revenues of Ch$ 12.5 billion. These decreases were partially offset by (i) higher natural gas sales of Ch$ 5.6 billion, and (ii) Ch$ 1.3 billion of increased other operating income mainly related to Ch$ 3.1 billion from better results in commodity hedges in Enel Generación Chile, partly offset by Ch$ 2.1 billion of lower other income related to lawsuits.

Distribution Business: Revenues

Revenues from Enel Distribución Chile increased by Ch$ 10.8 billion, or 1.7%, for the first six months of 2017 compared to the same period in 2016, primarily due to Ch$ 11.3 billion increase due to higher consumption, reflected in the 147 GWh increase in physical sales. The number of customers, mainly residential, rose by 52,155 for the first six months of 2017 compared to the same period in 2016, totaling 1,852,484 as of June 30, 2017.

Consolidated Operating Costs

Total operating costs consist primarily of energy purchases from third parties, fuel purchases, tolls paid to transmission companies, depreciation, amortization and impairment losses, maintenance costs, employee salaries and administrative and selling expenses.

The following table sets forth our consolidated operating costs in Chilean pesos, and as a percentage of total consolidated operating costs, for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017		2016
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Energy purchases	462,727	47.1	473,612	48.1
Fuel consumption	178,403	18.1	163,933	16.6
Transportation costs	83,004	8.4	111,064	11.3
Depreciation, amortization and impairment losses (1)	79,328	8.1	83,367	8.5
Other variable procurement and services	69,295	7.0	40,670	4.1
Employee benefit expense and others (1)	57,054	5.8	53,309	5.4
Other fixed costs (1)	53,481	5.4	59,683	6.1

Total Operating Costs	983,293	100	985,639	100

(1)	Corresponds to selling and administration expenses.

The following table sets forth our consolidated operating costs (excluding selling and administrative expenses) by reportable segment for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	489,666	487,512	2,155	0.4
Distribution Business
Enel Distribución Chile and subsidiaries	524,766	521,257	3,508	0.7
Non-electricity business activities and consolidation adjustments	(221,003)	(219,489)	(1,514)	0.7

Total Operating Costs (excluding Selling and Administrative Expenses)	793,429	789,280	4,149	0.5

Generation Business: Operating Costs

Operating costs (excluding selling and administrative expenses) of Enel Generación Chile increased by Ch$ 2.2 billion, or 0.4%, during the first six months of 2017 compared to the same period in 2016, mainly due to (i) Ch$ 26.5 billion of higher fuel consumption associated with a higher thermal generation as a consequence of lower hydroelectric dispatch due to the drought in southern Chile, as described above, (ii) Ch$ 17.2 billion of higher other variable procurement and services costs mostly attributable to Ch$ 11.2 billion of thermal emission taxes, Ch$ 5.9 billion higher costs related to the lease agreement with AES Gener S.A., allowing us to use our available LNG at its Nueva Renca combined-cycle power plant and Ch$ 3.1 billion of higher commodity derivative costs, partially offset by Ch$ 1.5 billion of lower costs for water consumption by our San Isidro I and II power plants. This increase was partially offset by (i) Ch$ 34.4 billion of lower transportation costs due to lower tolls and (ii) Ch$ 7.4 billion of lower purchases of energy mainly due to lower physical purchases of 815 GWh.

Distribution Business: Operating Costs

Operating costs of Enel Distribución Chile increased by Ch$ 3.5 billion, or 0.7%, during the first six months of 2017 compared to the same period in 2016, mainly due to (i) Ch$ 1.8 billion of higher customer connection and disconnection costs and emergency plan costs related to extreme weather conditions and (ii) Ch$ 1.4 billion in fines and compensation to customers.

Consolidated Selling and Administrative Expenses

Selling and administrative expenses relate to salaries, compensation, administrative expenses, depreciation, amortization and impairment losses, and office materials and supplies.

The following table sets forth our consolidated selling and administrative expenses in Chilean pesos, and as a percentage of total consolidated selling and administrative expenses for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017		2016
	(in millions of Ch$)	(in %)	(in millions of Ch$)	(in %)
Depreciation, amortization and impairment losses	79,328	41.8	83,367	42.5
Employee benefit expense and others	57,054	30.1	53,309	27.1
Other fixed costs	53,481	28.2	59,683	30.4

Total Consolidated Selling and Administrative Expenses	189,864	100	196,359	100

The following table sets forth our consolidated selling and administrative expenses by reportable segment for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	118,451	126,895	(8,444)	(6.7)
Distribution Business
Enel Distribución Chile and subsidiaries	64,190	58,870	5,321	9.0
Non-electricity business and consolidation adjustments	7,223	10,595	(3,372)	(31.8)

Total Selling and Administrative Expenses	189,864	196,359	(6,495)	(3.3)

Selling and administrative expenses decreased by Ch$ 6.5 billion, or 3.3%, during the first six months of 2017 compared to the same period in 2016, mainly related to the generation business, which decreased by Ch$ 8.4 billion. The decrease in the generation business is mainly due to (i) Ch$ 7.2 billion of lower depreciation, amortization and impairment losses, principally as a consequence of Ch$ 5.5 billion arising from a change in the useful life of certain property, plant, and equipment of Enel Generación Chile applicable from 2017, (ii) Ch$ 0.9 billion of lower other fixed costs mainly due to a reduction of consultant fees and other professional outsourced services and (iii) Ch$ 0.4 billion of lower personnel expenses related to a reduction in the number of employees.

Selling and administrative expenses in our distribution business increased by Ch$ 5.3 billion, or 9.0%, mainly due to (i) Ch$ 3.9 billion of higher personnel expenses primarily due to extraordinary and non-recurring employee bonuses related to the new collective bargaining process carried out with Enel Distribución Chile’s labor unions and (ii) Ch$ 2.9 billion of higher depreciation costs related to Ch$ 2.6 billion of investments that came on-line in 2017. These increases were partially offset by (i) a Ch$ 0.3 billion decrease in fines and penalties, (ii) Ch$ 0.3 billion of lower consultancy expenses and (iii) Ch$ 0.4 billion of lower safety insurance and office rental expenses.

Consolidated Operating Income

The following table sets forth our operating income by reportable segment for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Generation Business
Enel Generación Chile and subsidiaries	158,873	234,078	(75,205)	(32.1)
Distribution Business
Enel Distribución Chile and subsidiaries	72,523	70,509	2,014	2.9
Non-electricity business and consolidation adjustments	(4,212)	(9,166)	4,954	(54.0)

Total Consolidated Operating Income	227,184	295,421	(68,237)	(23.1)

Operating margin from continuing operations(1)	18.8%	23.1%	—	—

(1)	Operating margin from continuing operations represents operating income from continuing operations as a percentage of revenues from continuing operations.

The Ch$ 68 billion, or 23%, decrease in operating income is mainly due to the 5.5% decrease in revenues, partially offset by the 3.3% decrease in selling and administrative expenses, which contributed to a decrease in our operating margin from 23.1% to 18.8%.

Consolidated Financial and Other Results

The following table sets forth our financial and other results for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Financial Results
Financial income	10,167	9,628	539	5.6
Financial costs	(25,818)	(29,593)	3,775	(12.8)
Gain from indexed assets and liabilities	136	628	(493)	(78.4)
Foreign currency exchange differences	5,446	19,729	(14,283)	(72.4)

Total Financial Results	(10,069)	393	(10,462)	n.a.
Other results
Share of the profit (loss) of associates and joint ventures accounted for using the equity method	(778)	5,471	(6,249)	(114.2)
Gain from sales of assets	109,859	101	109,758	n.a.

Total Other Results	109,081	5,572	103,509	n.a.

Total Consolidated Financial and Other Results	99,011	5,965	93,047	n.a

Financial Results

The net financial results for the six months ended June 30, 2017 was an expense of Ch$ 10.1 billion, a decrease of Ch$ 10.5 billion, compared to Ch$ 0.4 billion of income for the same period in 2016. This decrease is primarily due to (i) lower foreign currency exchange differences of Ch$ 14.3 billion, mainly as a result of the lower Chilean peso value of the U.S. dollar denominated intercompany debt owed by Enel Generación Chile to Enel Américas S.A. of Ch$ 12 billion and (ii) a Ch$ 3.8 billion reduction of financial expenses as a result of Ch$ 2.8 billion of lower interest on structured loans and trade accounts with Enel Américas S.A. effect during the 2017 period and Ch$ 1.7 billion of lower interest associated with bank loans and bonds due to the lower level of average debt in 2017, as well as the impact of financial hedging.

Other Results

Our share of the profit (loss) of associates and joint ventures accounted for using the equity method for the six months ended June 30, 2017 was a loss of Ch$ 0.8 billion, a decrease of Ch$ 6.2 billion, or 114%, compared to the same period in 2016, primarily due to the lower results from Electrogas S.A. of Ch$ 2.8 billion and GNL Quintero S.A. of Ch$ 2 billion, which companies were sold by Enel Generación Chile in February 2017 and September 2016, respectively. Additionally, GNL Chile S.A. recorded lower net income of Ch$ 0.6 billion and HidroAysén S.A. recorded a greater loss amounting to Ch$ 0.8 billion in the 2017 period.

Gain from the sales of assets was Ch$ 109.9 billion during the first six months of 2017, an increase of Ch$ 109.8 billion, compared to the same period in 2016. This increase was primarily due to the gain of Ch$ 105 billion from the sale of our former associate Electrogas in February 2017, equal to the difference between the Ch$ 115 billion sale price and the Ch$ 10 billion book value of the investment.

Consolidated Income Tax Expenses

Total income tax expenses totaled Ch$ 79.5 billion for the first six months of 2017, an increase of Ch$ 37.6 billion, or 90% compared to the same period in 2016.

The increase in total income tax expenses was mainly due to greater expenses resulting from Ch$ 27.7 billion of income tax expense recognized related to the sale of Electrogas Ch$ 4.2 billion related to the increase of the statutory tax rate from 24% to 25.5% and Ch$ 11.1 billion of higher taxes on taxable price-level readjustment of investments. These increases were partially offset by Ch$ 5.4 of lower income taxes due to other different concepts of non-taxable revenues. These increases resulted in the increase of the effective income tax rate.

The effective tax rate was 24.4% during the first six months of 2017 compared to 13.9% during the same period in 2016.

Consolidated Net Income

The following table sets forth our consolidated net income before taxes, income tax expenses and net income for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016	Change	Change
	(in millions of Ch$)			(in %)
Operating income	227,184	295,421	(68,237)	(23.1)
Other results	99,011	5,965	93,047	n.a.

Net income before taxes	326,196	301,386	24,810	8.2
Income tax expenses	(79,457)	(41,847)	(37,610)	89.9

Consolidated Net Income	246,739	259,539	(12,800)	(4.9)
Net income attributable to the Parent Company	169,660	176,643	(6,984)	(4.0)
Net income attributable to non-controlling interests	77,079	82,896	(5,816)	(7.0)

The decrease in net income attributable to non-controlling interests of Ch$ 5.8 billion in during the first six months of 2017 compared to the same period in 2016, is primarily due to the Ch$ 5 billion decrease of net income attributable to the non-controlling interests of Enel Generación Chile for 2017, which in turn is mainly due to the decrease in net income from continuing operations in Enel Generación Chile by Ch$ 13 billion. The controlling and economic interest in Enel Generación Chile is the same in both periods (59.98%).

B.	Liquidity and Capital Resources.

Our main assets are our consolidated Chilean subsidiaries, Enel Generación Chile and Enel Distribución Chile. The following discussion of cash sources and uses reflects the key drivers of our cash flow.

On a stand-alone basis, we receive cash inflows from our subsidiaries, as well as from related companies. Our subsidiaries and associates’ cash flows may not always be available to satisfy our own liquidity needs, mainly because they are not wholly-owned, and because there is a time lag before we have effective access to those funds through dividends or capital reductions. However, we believe that cash flow generated from our business operations, as well as cash balances, borrowings from commercial banks, and ample access to both Chilean and international capital markets will be sufficient to satisfy all our needs for working capital, expected debt service, dividends and planned capital expenditures in the foreseeable future.

Set forth below is a summary of our consolidated cash flow information for the six months ended June 30, 2017 and 2016:

	Six months ended June 30,
	2017	2016
	(in billions of Ch$)
Net cash flows provided by operating activities	183	237
Net cash flows used in investing activities	(19)	(48)
Net cash flows used in financing activities	(284)	(147)

Net increase (decrease) in cash and cash equivalents before effect of exchange rates changes	(120)	43
Effects of exchange rate changes on cash and cash equivalents	3	(1)

Cash and cash equivalents at beginning of period	246	144

Cash and cash equivalents at end of period	129	186

For the six months ended June 30, 2017, net cash flows provided by operating activities was Ch$ 183 billion, a decrease of Ch$ 55 billion, or 23.1%, compared to Ch$ 237 billion for the same period in 2016. The decrease was primarily the result of a decrease in collections from the sale of goods and services of Ch$ 126 billion comprised mainly of:

(i)	Ch$ 59 billion of lower collections from Enel Generación Chile, on a stand-alone basis and excluding intercompany transactions, due to lower physical sales mainly to regulated customers;

(ii)	Ch$ 52 billion of lower collections from Enel Distribución Chile, excluding intercompany transactions, due to lower energy billing during the first six months of 2017 compared to the same period in 2016, as a result of the non-application of the government’s price decree that establishes the “Average Node Price”, which will be applied retroactively to November 2016;

(iii)	Ch$ 13 billion of lower collections from GasAtacama Chile, excluding intercompany transactions, due to lower physical sales mainly in the spot market.

This decrease was also a result of an increase of Ch$ 61 billion in income taxes paid during 2017 primarily due to better financial results in 2016 with respect to 2015 and an increase of anticipated payments from Enel Generación Chile.

This decrease was partially offset by:

(i)	a decrease in other payments for operating activities of Ch$ 121 billion mainly attributable to Ch$ 132 billion of additional tax payments generated in accordance with Peruvian tax law as a result of the spin-offs of the non-Chilean electricity generation, transmission and distribution businesses in 2016, paid in March 2016 by Enel Generación Chile (Ch$ 116 billion) and Enel Distribución Chile (Ch$ 16 billion), and partially offset by Ch$ 10 billion of higher VAT; and

(ii)	a decrease in payments to suppliers of goods and services of Ch$ 15 billion comprised of Ch$ 27 billion from Enel Distribución Chile, mostly as a consequence of lower energy purchases from third parties, which was partially offset by Ch$ 16 billion from us, on a stand-alone basis, due to an increase in electrical equipment purchases.

For the six months ended June 30, 2017, net cash flows used in investing activities was Ch$ 19 billion, compared to net cash flows used in investing activities of Ch$ 48 billion for the same period in 2016. The change was mainly due to the acquisition of fixed assets of Ch$ 137 billion, mostly related to the 150 MW Los Cóndores project, partially offset by other collections from the sale of equity or debt instruments belonging to other entities of Ch$ 116 billion related to the Electrogas sale, and proceeds of Ch$ 4 billion received from the sale of land by GasAtacama Chile.

For the six months ended June 30, 2017, net cash flows used in financing activities increased to Ch$ 284 billion from Ch$ 147 billion in the same period in 2016. The main drivers of this change are described below.

The aggregate cash outflows from financing activities were primarily due to:

(i)	Ch$ 255 billion in dividend payments (including Ch$ 159 billion paid by us, Ch$ 91 billion paid by Enel Generación Chile, on a stand-alone basis, excluding dividends paid to us and Ch$ 4 billion paid by Pehuenche, among others);

(ii)	Ch$ 22 billion of interest expense, mainly for Enel Generación Chile on a stand-alone basis;

(iii)	Ch$ 3 billion of payments of principal of loans and bonds for Enel Generación Chile on a stand-alone basis; and

(iv)	Ch$ 2 billion of other outflows of cash, net.

For a description of liquidity risks resulting from the inability of our subsidiaries to transfer funds, please see “Item 3. Key Information — D. Risk Factors — We depend on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.” in the 2016 Form 20-F.

We coordinate the overall financing strategy of our subsidiaries. However, our subsidiaries independently develop their capital expenditure plans and finance their capital expansion programs through internally generated funds or direct financings. We, on a stand-alone basis, have no legal obligations or other commitments to financially support our subsidiaries. Likewise, we currently have no debt obligations and are therefore not affected by any cross default provisions that could be triggered by any of our subsidiary defaults in their debt obligations. In some cases, our subsidiaries may be financed by us through intercompany loans.

We have American Depositary Shares listed and that trade on the NYSE since April 26, 2016 and may in the future access the international equity capital markets (including SEC-registered ADS offerings) while our subsidiary Enel Generación Chile accessed the international equity capital markets, with an SEC-registered ADS offering on August 3, 1994. Enel Generación Chile has also actively issued bonds in the United States (“Yankee Bonds”), and we and Enel Generación Chile may in the future issue Yankee Bonds depending on liquidity needs. Since 1996, Enel Generación Chile and Pehuenche have issued a total of US$ 2.8 billion in Yankee Bonds. Enel Generación Chile also issued floating rate notes under its Euro Medium-Term Note Programme.

The following table lists the outstanding Yankee Bonds issued by our subsidiary, Enel Generación Chile, as of June 30, 2017. The weighted average annual coupon interest rate for such bonds is 5.8%, without giving effect to each bond’s duration, or put options.

					Aggregate Principal Amount
Issuer	Term	Maturity	Coupon		Issued	Outstanding
			(%)		(in millions of US$)
Enel Generación Chile	10 years	April 2024	4.250		400	400
Enel Generación Chile (1)	30 years	February 2027	7.875		230	206
Enel Generación Chile (2)	40 years	February 2037	7.325		220	71
Enel Generación Chile (1)	100 years	February 2097	8.125		200	40

Total			5.813	(3)	1,050	717

(1)	Enel Generación Chile repurchased some of these bonds in 2001.

(2)	Holders of the Enel Generación Chile 7.325% Yankee Bonds due 2037 exercised a put option on February 1, 2009 for a total amount of US$ 149.2 million. The remaining US$ 70.8 million principal amount of the Yankee Bonds mature in February 2037.

(3)	Weighted-average coupon by outstanding amount.

We have access to the Chilean domestic capital markets. Our subsidiary, Enel Generación Chile, has issued debt instruments including commercial paper and medium and long-term bonds that are primarily sold to Chilean pension funds, life insurance companies and other institutional investors.

The following table lists UF-denominated Chilean bonds issued by Enel Generación Chile that are outstanding as of June 30, 2017.

					Aggregate Principal Amount
Issuer	Term	Maturity	Coupon (inflation adjusted rate)		Issued	Outstanding
			(%)		(in millions of UF)	(in millions of UF)	(in billions of Ch$)
Enel Generación Chile Series H	25 years	October 2028	6.20		4.0	2.4	65
Enel Generación Chile Series M	21 years	December 2029	4.75		10.0	10.0	267

Total			5.03	(1)	14.0	12.4	332

(1)	Weighted-average coupon by outstanding amount.

For a full description of the local bonds issued by Enel Generación Chile, see “Unsecured liabilities detailed by currency and maturity” in Note 18 of the Notes to the Unaudited Interim Financial Statements.

We may also participate in the international commercial bank markets through syndicated senior unsecured loans, including both fixed term and revolving credit facilities. The amount outstanding or available under our syndicated revolving loan as of June 30, 2017 is set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of US$)	(in millions of US$)
Enel Generación Chile	Syndicated revolving loan	February 2020	200	—

The undrawn revolving credit facility is governed by the laws of the State of New York and does not contain a condition precedent requirement regarding the non-occurrence of a “Material Adverse Effect” (or MAE, as defined contractually) prior to a disbursement, allowing us full flexibility to draw on up to US$ 200 million in the aggregate as of June 30, 2017 from such committed revolving facility under any circumstances, including situations involving a MAE.

We also borrow from banks in Chile under fully committed facilities under which a potential MAE would not be an impediment to this source of liquidity. In 2016, Enel Generación Chile entered into a 3-year bilateral revolving loan for an aggregate amount of UF 2.8 million (Ch$ 76 billion as of June 30, 2017) as set forth in the table below.

Borrower	Type	Maturity	Facility Amount	Amount Drawn
			(in millions of UF)	(in millions of UF)
Enel Generación Chile	Bilateral revolving loan	March 2019	2.8	—

As a result of the foregoing, we have access to fully committed undrawn revolving loans, both international and domestic, for up to Ch$ 209 billion in the aggregate as of June 30, 2017.

We and our subsidiaries also borrow routinely from uncommitted Chilean bank facilities with approved lines of credit for approximately Ch$ 59 billion in the aggregate, none of which are currently drawn. Unlike the committed lines described above, which are not subject to MAE conditions precedent prior to disbursements, these facilities are subject to greater risk of not being disbursed in the event of a MAE, and therefore could limit our liquidity under such circumstances.

We may also access the Chilean commercial paper market under programs that need to be registered with the Chilean Superintendence of Securities and Insurance. Enel Generación Chile has an outstanding program for a maximum of US$ 200 million. Finally, we also have access to other types of financing, including supplier credits, leasing, among others.

As of June 30, 2017, we, on a stand-alone basis, had no debt obligations and were therefore not affected by any covenants or event of default provisions. Enel Generación Chile’s outstanding debt facilities, with the exception of their Yankee Bonds, include financial covenants. The types of financial covenants, and their respective limits, vary from one type of debt to another. As of June 30, 2017, the most restrictive financial covenant affecting Enel Generación Chile was the leverage ratio in connection with the bilateral revolving loan facility that matures in March 2019 and the syndicated senior unsecured loan that matures in February 2020. Under such covenants, the maximum additional debt that could be incurred without a breach is Ch$ 1,726 billion. As of June 30, 2017 and as of the date of the Report, our subsidiaries are in compliance with the financial covenants contained in their debt instruments.

As is customary for certain credit and capital market debt facilities, a significant portion of Enel Generación Chile’s financial indebtedness is subject to cross default provisions. Each of the revolving credit facilities described above, as well as all of Enel Generación Chile’s Yankee Bonds, have cross default provisions with different definitions, criteria, materiality thresholds, and applicability as to the subsidiaries that could give rise to a cross default.

The cross default provisions for the Enel Generación Chile revolving credit facility that is due in February 2020, governed by the laws of the State of New York, refer to defaults of the borrower, without reference to any of our subsidiaries. Under such credit facility, only matured defaults of the borrower exceeding a US$ 50 million materiality threshold qualify for a potential cross default when the principal amount involved exceeds US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, the revolving credit facility’s lenders would have the option to accelerate the maturity if lenders representing more than 50% of the aggregate debt of the outstanding facility choose to do so. All of Enel Generación Chile’s Yankee Bonds are unsecured and not subject to any guarantees by any of its subsidiaries or parent companies.

Cross default provisions of Enel Generación Chile’s Yankee Bonds may be triggered by its subsidiaries’ debt. A matured default of Enel Generación Chile or any of its subsidiaries could result in a cross default to Enel Generación Chile’s Yankee Bonds if such matured default, on an individual basis, involves a principal amount exceeding US$ 30 million, or its equivalent in other currencies, although Enel Generación Chile’s subsidiaries do not have any financial obligation. In the specific case of the Enel Generación Chile’s Yankee Bond due in 2024 issued in April 2014, the materiality threshold is US$ 50 million, or its equivalent in other currencies. In the case of a matured default above the materiality threshold, holders of Yankee Bonds would have the option to accelerate the maturity if either the trustee or bondholders representing at least 25% of the aggregate debt of a particular series then outstanding choose to do so.

Enel Generación Chile’s local bonds and its local credit facility due in March 2019 do not have cross default provisions to debt other than the respective borrower’s own indebtedness.

Payment of dividends and distributions by our subsidiaries and affiliates represent an important source of funds for us. The payment of dividends and distributions by certain subsidiaries and affiliates are potentially subject to legal restrictions, such as legal reserve requirements, and capital and retained earnings criteria, and other contractual restrictions. We are currently in compliance with the legal restrictions, and therefore, they currently do not affect the payment of dividends or distributions to us. Certain credit facilities and investment agreements of our subsidiaries may restrict the payment of dividends or distributions in certain special circumstances. For instance, one of Enel Generación Chile’s UF-denominated Chilean bonds restricts the amount of intercompany loans that Enel Generación Chile and its subsidiaries are allowed to lend to related parties. The threshold for such aggregate restriction of intercompany loans is US$ 100 million equal to approximately Ch$ 66 billion. For a description of liquidity risks resulting from our company status, please see “Item 3. Key Information — D. Risk Factors— We depend on payments from our subsidiaries, jointly-controlled entities and associates to meet our payment obligations.” in the 2016 Form 20-F.

Our estimated capital expenditures for 2017 through 2019 amount to Ch$ 803 billion, of which Ch$ 621 billion is considered non-discretionary investments. Maintenance capital expenditures is considered non-discretionary because we need to maintain the quality and operation standards required for our facilities, but we do have some flexibility regarding the timing for these investments. We consider the investment in expansion projects under execution as non-discretionary expenditures, such as those for Los Cóndores project, as well as water rights. We consider the remaining Ch$ 181 billion as discretionary capital expenditures. The latter includes expansion projects that are still under evaluation, in which case we would undertake them only if deemed profitable.

We do not currently anticipate liquidity shortfalls affecting our ability to satisfy the material obligations described in the 2016 Form 20-F. We expect to be able to refinance our consolidated indebtedness as it becomes due, fund our purchase obligations outlined previously with internally generated cash and fund capital expenditures with a mixture of internally generated cash and borrowings.

C.	Trend Information.

Our subsidiaries are engaged in the generation and distribution of electricity in Chile. Our businesses are subject to a wide range of conditions that may result in significant variability in our earnings and cash flows from period to period. We seek to establish a conservative and well-balanced commercial policy, which aims at controlling relevant variables, reducing risks and providing stability in our results of operations.

Our net income is principally the result of operating income from our generation and distribution businesses, and non-operating income, which consists primarily of income arising from related companies accounted for using the equity method, interest expense and tax expense.

In our generation business, our operating income is impacted by the combined effect of several factors including our contracted electricity prices, prevailing hydrological conditions, the price of fuels used to generate thermal electricity, contracted obligations, generation mix, and the electricity prices prevailing in the spot market, among others. The combined effect of many, and sometimes all, of these factors impact our operating income.

Among the main drivers of our results of operations of our electricity generation business are our sale prices and energy costs. The quantity of electricity sold has been generally stable over time, with increases reflecting economic and demographic growth. Our profits from contracted sales are driven by the ability to generate or buy electricity at a cost lower than the contracted price. However, the applicable price for electricity sales and purchases in the spot market is much harder to predict because the spot generation price is influenced by many factors. Abundant hydrological conditions generally lower spot prices, while dry conditions increase them, though this effect on prices is being mitigated with the incorporation of the NCRE, which represent approximately 16% of the total national installed capacity as of June 2016. However, our operating income might not be impacted adversely even when we are required to buy at high prices in the spot market if our commercial policy is appropriately managed. Our goal is to have a conservative and well-balanced commercial policy, which aims at controlling relevant variables, provides stability to profits, and mitigates our exposure to the volatility of the spot market by contracting sales of a significant portion of our expected electricity generation through long-term electricity supply contracts. Our optimal level of electricity supply commitments is one that allows us to protect ourselves against low marginal cost conditions, such as those existing during the rainy season, while still taking advantage of high marginal cost conditions, such as higher spot market prices during dry years. In order to determine the optimal mix of long-term contracts and sales in the spot market we: (i) project our aggregate generation taking into consideration our generation mix, the incorporation of new projects under construction and a dry hydrology scenario, (ii) create demand estimates using standard economic theory, and (iii) forecast the system’s marginal cost using proprietary stochastic models.

Currently, our contracted sales are not standardized and the terms and conditions of these sale contracts are individually negotiated. Typically, when we negotiate these sale contracts, we try to set the price at a premium over future expected spot prices to mitigate the risk of future increases in spot prices. However, the premium can vary substantially depending on a variety of conditions. Our contracted sales with regulated customers (distributors) represent on average more than 70% of our sales, which allows us to have consistent prices for longer periods, normally between 10 to 20 years, which combined with our conservative commercial policy, generally provides for our profitability. Most of our current regulated tariffs are principally indexed to the U.S. consumer price index (“CPI”) and, to a lesser extent, commodities prices. We expect that until 2020, regulated tariff rates will remain fairly stable, without material changes. Beginning in 2022, contracts awarded in the August 2016 auction will come into effect and our regulated contracts tariffs will decrease by 6%, due to the participation of the NCRE providers in the distribution company bid. We routinely participate in energy bids and we have been awarded long-term energy sale contracts. These contracts incorporate the expected variable cost considering the changes in the main variables secure the sale of our current and expected new capacity and allow us to stabilize our income. Currently, 47% of our expected annual generation is sold under contracts with terms of at least ten years and 85% is sold under contracts with terms of at least five years.

Spot prices could be affected by international prices for commodities such as fuel oil, coal and LNG, since Chile does not produce coal or hydrocarbons in any significant quantities. Fuel prices affect our results since commodity prices directly affect generation costs of our thermal power plants, which as of June 30, 2017 represented 44% of our installed capacity. Commodity prices, mainly oil, materially decreased since the second half of 2014 reaching their lowest level in February 2016 and increasing slightly during 2016, but still remaining lower than 2015 prices. During the first half of 2017, fuel prices continued to increase and it is expected that this trend will continue during the rest of 2017. Our costs also depend on factors such as spot prices, generation mix, including the entrance of NCRE generation, hydrology conditions and our contractual surpluses/deficits. As described above, our contracted sales prices are currently indexed, in part, to commodities prices, including coal, Brent oil and Henry Hub gas prices; therefore, sales prices will also be affected by variations of these commodity prices, affecting in part our results. We estimate our exposure to commodity risk, considering the balance between our generation and the portion of our contract sales indexed to commodities, which are contracted for long-term periods (10-15 years), and we manage commodity risk using derivative contracts.

In order to mitigate the risk of fuel cost increases, we have entered into supply contracts to cover part of the fuel needed to operate the thermal generation units, which operate with natural gas among other types of fuel. In July 2013, we renegotiated a LNG sale and purchase agreement with British Gas through 2030, allowing us to secure our long-term LNG supply at competitive prices, with significant flexibility and at capacities sufficient for our current and future needs. This enhances our position to manage fuel supply risks, especially when facing increasing fuel costs scenarios. This is becoming more important as there is an increasing trend to penalize fuel intensive technologies, such as coal and diesel, which have greater environmental impacts.

In 2016, Enel Generación Chile entered into a Terminal Use Agreement with GNL Mejillones, a port located in northern Chile, to discharge LNG, becoming one of the main suppliers in the zone. This agreement allowed us to renew gas purchase contracts with industrial customers and to supply our thermal plants that are part of the SING (Chilean interconnected electric system operating in the northern Chile).

During the first half of 2017, the average marginal costs in the SIC increased by 7% compared to the same period in 2016, mainly due to the drought that has affected southern Chile and an increase in commodity prices, which was partially offset by higher NCRE generation and lower demand in the system. We were able to mitigate these negative impacts in our operating income with a higher thermal generation and with the lease agreement with AES Gener S.A. (an unrelated company), in place since July 2015, allowing us to use our available LNG at its Nueva Renca combined-cycle power plant.

With respect to the development of new projects to increase our installed capacity, the cost of developing conventional energy projects has increased over time due to growing environmental restrictions, scarcity of places to locate plants coupled with significant opposition from different groups that delay development and increase costs. On the other hand, in the last couple of years, the cost of NCRE has decreased as a result of technological improvements, enabling smaller projects to become profitable while simultaneously facing less environmental restrictions and minor opposition. In addition, NCRE sources have a shorter construction period and their smaller size provides more flexibility to address changes in demand. The emergence of NCRE power plants requires further market flexibility and focus on operational efficiency to combine the different technologies.

Enel, our ultimate controlling shareholder, announced in October 2015 that it will no longer build coal power plants because it considers the technology to be counterproductive considering its desire to be carbon neutral by 2050. Closures of existing coal power plants are scheduled at the end of their life cycles. The lost capacity will most likely be substituted with NCRE generation.

In connection with the distribution segment tariffs, and taking into account the future periodic review process in Chile, we expect that the regulator will continue to recognize investments, encourage efficiency, and establish prices that will allow for an appropriate return on our investment. We also anticipate that our distribution company will maintain its profitability during the period between periodic tariff setting processes, according to price cap tariff model, due to growth and economies of scale. After tariffs have been set, distribution companies have the opportunity to increase their efficiency, and obtain extra profits associated with such efficiencies, during the period subsequent to each new tariff setting. Our physical losses are now at 5.2% and are therefore close to technical levels beyond which no more investments to reduce illegal tapping can be expected to have an economically reasonable return. Currently, we are working instead on improving our collectability indices and our efficiency, especially through new technologies to automate our networks.

Although the price at which a distribution company purchases electricity has an impact on the price at which it is sold to end customers, it does not have an impact on our profitability since the cost of electricity purchased is passed to end customers through tariffs. Regulation dictates that purchase contracts must be made through long-term contracts and are the result of a regulated tender.

Since 2016, some customers, who are able to choose their tariff according to the Chilean regulation and chose a regulated tariff in the past, are switching to unregulated tariffs becoming direct customers of the generators companies and paying tolls to distributions companies. These customers are tendering, either directly or in association with other customers, their energy needs given that currently unregulated tariffs are lower than regulated tariffs, since the latter sets its rates based on contracts tendered in the past at higher prices. We expect that might continue in the future until the lower cost contracts are recognized in the regulated tariffs.

We expect to grow organically in the distribution business. We are continuously seeking investments, especially in new technologies to automate our networks to achieve operational and economic efficiencies. During 2016, we have installed 55 thousand smart meter installment in our concession area and we expect to add 38 thousand by December 2017, which will permit bi-directional communication, digitized and interconnected networks, and enable our consumers to improve their energy efficiency. In addition, we are carrying on other business related to the distribution of electricity known as Value Added Products and Services (PSVA), such as public lighting and full electric appliances and we look to enter into the electricity transportation, in all cases including customers outside of our concession area.

For more detail on how factors impact the net income of our electricity generation and distribution businesses and the results for the six months ended June 30, 2017 compared with those recorded in previous periods, see “— A. Operating Results — 1. Discussion of Main Factors Affecting Operating Results and Financial Condition of the Company” and “— A. Operating Results — 2. Results of Operations for the six months ended June 30, 2017 and 2016”.

We expect reasonably good operating performance during the coming years given the macroeconomic perspective for Chile. Despite current uncertainties concerning the global economy, there is favorable expectation for Chile’s growth during the next five years, including an expected 2.9% growth in GDP in 2018, based on Latin American Consensus Forecasts published by Consensus Economics Inc. on September 18, 2017, and an expected 3.3% growth in the annual electricity demand over the next five years.

Enel Chile has proposed a reorganization that, if successful, will involve a much more intensive participation in the renewable energy business through the merger with Enel Green Power Latin America Ltda. and the incorporation of 1.1 GW of its renewable generation capacity. Although we already have NCRE capacity through Enel Generación, the proposed reorganization would effectively allow us to compete more efficiently by enabling us to offer generation from a wide array of sources, and to use such sources individually or in a combined manner so as to better satisfy the needs and demands of the system and the market at any given time, as well as to reduce risks through an enhanced generation portfolio. We would also expect some synergies to arise from such a merger, including the immediate and focused access to a market that is growing much faster than conventional energy, and that has been identified by governmental authorities as being essential to the growth of the Chilean electricity sector in the future.

Exhibit 99.3

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined statement of financial position as of June 30, 2017 and the unaudited pro forma combined statements of income for the six month period ended June 30, 2017 and the years ended December 31, 2016, 2015 and 2014 give effect to (i) the public tender offer (oferta pública de adquisición de valores, in Spanish) for all the outstanding shares and ADSs of Enel Generación Chile under Chilean law and applicable U.S. securities laws (the “Tender Offer”) and (ii) the proposed merger (the “Merger”) of Enel Green Power Latin America Ltda. (“EGPL”) with and into Enel Chile. The unaudited pro forma combined information is based on the historical consolidated financial statements of Enel Chile and EGPL, applying the estimates, assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined financial information and has been prepared in accordance with Article 11 of Regulation S-X (“Article 11”).

For pro forma purposes, the unaudited pro forma combined statement of financial position as of June 30, 2017 is presented as if the Tender Offer and the Merger had been consummated on that date. The unaudited pro forma combined statements of income for the six month period ended June 30, 2017 and the years ended December 31, 2016, 2015 and 2014, in each case, are presented as if the Tender Offer and the Merger had been consummated on January 1, 2014.

The unaudited pro forma combined financial information has been prepared by Enel Chile’s management for illustrative purposes and is not intended to represent the consolidated financial position or consolidated results of operations in future periods or what the results actually would have been had Enel Chile completed the proposed Tender Offer and Merger during the specified periods. The unaudited pro forma combined financial information and accompanying notes should be read in conjunction with the following information: (1) the interim unaudited financial statements of Enel Chile as of June 30, 2017 and for the six month periods ended June 30, 2017 and 2016 furnished as Exhibit 99.1 to the Enel Chile Form 6-K dated October 24, 2017 ; (2) the related Operating Results furnished on Exhibit 99.2 to the Enel Chile Form 6-K dated October 24, 2017; (3) the historical consolidated financial statements of Enel Chile as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 and notes thereto included in the Enel Chile 2016 Form 20-F; and (4) Part I. Item 5.A. “Operating Results” of the Enel Chile 2016 Form 20-F.

1

Unaudited Pro Forma Combined Statement of Financial Position as of June 30, 2017

	Consolidated Historical	Effects of the Tender Offer	Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merger”)
	(in thousands of Ch$)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	129,147,282	—	129,147,282	2,704,325	—		131,851,607
Other current financial assets	1,718,223	—	1,718,223	140,165	—		1,858,388
Other current non-financial assets	16,499,709	—	16,499,709	3,303,514	—		19,803,223
Trade and other current receivables	450,715,325	—	450,715,325	88,193,133	—		538,908,458
Accounts receivable from related parties	23,944,615	—	23,944,615	28,523,948	(14,469,244	)(E)	37,999,319
Inventories	37,445,485	—	37,445,485	2,701,003	—		40,146,488
Current tax assets	64,785,054	—	64,785,054	4,335,821	—		69,120,875

TOTAL CURRENT ASSETS	724,255,693	—	724,255,693	129,901,909	(14,469,244)		839,688,358

NON-CURRENT ASSETS
Other non-current financial assets	30,278,775	—	30,278,775	1,350,502	—		31,629,277
Other non-current non-financial assets	14,385,353	—	14,385,353	201,944	—		14,587,297
Trade and other non-current receivables	33,814,994	—	33,814,994	—	—		33,814,994
Non-current accounts receivable from related parties	—	—	—	814,420	—		814,420
Investments accounted for using the equity method	19,040,613	—	19,040,613	—	—		19,040,613
Intangibles assets other than goodwill	43,340,876	—	43,340,876	42,003,721	—		85,344,597
Goodwill	887,257,655	—	887,257,655	7,313,169	19,284,339	(F)	913,855,163
Property, plant and equipment	3,488,087,289	—	3,488,087,289	1,506,097,552	—		4,994,184,841
Investment property	8,368,004	—	8,368,004	—	—		8,368,004
Deferred tax assets	24,017,263	—	24,017,263	19,743,363	—		43,760,626

TOTAL NON-CURRENT ASSETS	4,548,590,822	—	4,548,590,822	1,577,524,671	19,284,339		6,145,399,832

TOTAL ASSETS	5,272,846,515	—	5,272,846,515	1,707,426,580	4,815,095		6,985,088,190

See Notes to the unaudited pro forma combined financial statements

2

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merger”)
	(in thousands of Ch$)
EQUITY AND LIABILITIES
CURRENT LIABILITIES
Other current financial liabilities	23,759,148	—		23,759,148	3,690,131	—		27,449,279
Trade and other current payables	381,290,852	—		381,290,852	71,378,625	—		452,669,477
Accounts payable to related parties	57,668,817	—		57,668,817	23,788,889	(14,469,244	)(G)	66,988,462
Other current provisions	5,249,008	—		5,249,008	—	—		5,249,008
Current tax liabilities	26,658,951	—		26,658,951	661,633	—		27,320,584
Other current non-financial liabilities	10,911,616	—		10,911,616	—	—		10,911,616

TOTAL CURRENT LIABILITIES	505,538,392	—		505,538,392	99,519,278	(14,469,244)		590,588,426

NON-CURRENT LIABILITIES
Other non-current financial liabilities	843,858,793	820,894,673	(A)	1,664,753,466	353,259,458	—		2,018,012,924
Trade and other non-current payables	1,144,501	—		1,144,501	2,013,463	—		3,157,964
Non-current accounts payable to related parties	—	—		—	428,866,953	—		428,866,953
Other long-term provisions	64,526,567	—		64,526,567	9,211,045	—		73,737,612
Deferred tax liabilities	196,627,818	—		196,627,818	51,569,497	—		248,197,315
Non-current provisions for employee benefits	58,963,092	—		58,963,092	996,435	—		59,959,527
Other non-current non-financial liabilities	313,419	—		313,419	—	—		313,419

TOTAL NON-CURRENT LIABILITIES	1,165,434,190	820,894,673		1,986,328,863	845,916,851	—		2,832,245,714

TOTAL LIABILITIES	1,670,972,582	820,894,673		2,491,867,255	945,436,129	(14,469,244)		3,422,834,140

EQUITY
Issued capital	2,229,108,975	820,894,673	(B)	3,050,003,648	549,504,009	133,764,092	(H)	3,733,271,749
Retained earnings	1,675,522,490	—		1,675,522,490	113,977,550	(113,977,550	)(I)	1,675,522,490
Other reserves	(1,036,620,291)	(925,947,496	)(C)	(1,962,567,787)	502,203	(502,203	)(J)	(1,962,567,787)
Equity attributable to owners of parent	2,868,011,174	(105,052,823)		2,762,958,351	663,983,762	19,284,339		3,446,226,452
Non-controlling interests	733,862,759	(715,841,850	)(D)	18,020,909	98,006,689	—		116,027,598

TOTAL EQUITY	3,601,873,933	(820,894,673)		2,780,979,260	761,990,451	19,284,339		3,562,254,050

TOTAL EQUITY AND LIABILITIES	5,272,846,515	—		5,272,846,515	1,707,426,580	4,815,095		6,985,088,190

See Notes to the unaudited pro forma combined financial statements

3

Unaudited Pro Forma Combined Statement of Income

For the six month period ended June 30, 2017

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merger”)
	(in thousands of Ch$, except share and per share amounts)
Revenues	1,202,535,659	—		1,202,535,659	117,350,300	(77,306,250	)(O)	1,242,579,709
Other operating income	7,941,429	—		7,941,429	2,642	—		7,944,071
Revenues and other operating income	1,210,477,088	—		1,210,477,088	117,352,942	(77,306,250)		1,250,523,780
Raw materials and consumables used	(793,428,777)	—		(793,428,777)	(24,690,561)	76,805,398	(P)	(741,313,940)
Contribution Margin	417,048,311	—		417,048,311	92,662,381	(500,852)		509,209,840
Other work performed by the entity and capitalized	6,572,454	—		6,572,454	1,824,481	—		8,396,935
Employee benefits expense	(63,626,897)	—		(63,626,897)	(8,426,013)	—		(72,052,910)
Depreciation and amortization expense	(75,826,255)	—		(75,826,255)	(34,043,997)	—		(109,870,252)
Impairment loss recognized in the period’s profit or loss	(3,501,814)	—		(3,501,814)	(846,892)	—		(4,348,706)
Other expenses	(53,481,371)	—		(53,481,371)	(13,610,338)	500,852	(Q)	(66,590,857)
Operating Income	227,184,428	—		227,184,428	37,559,622	—		264,744,050
Other gains (losses)	109,858,945	—		109,858,945	44,226	—		109,903,171
Financial income	10,166,931	—		10,166,931	750,519	—		10,917,450
Financial costs	(25,817,930)	(24,441,926	)(K)	(50,259,856)	(25,784,326)	—		(76,044,182)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(778,312)	—		(778,312)	—	—		(778,312)
Foreign currency exchange differences	5,446,195	—		5,446,195	(1,576,288)	—		3,869,907
Profit (loss) from indexed assets and liabilities	135,512	—		135,512	(71,950)	—		63,562
Income before taxes from continuing operations	326,195,769	(24,441,926)		301,753,843	10,921,803	—		312,675,646
Income tax expense, continuing operations	(79,457,135)	6,232,691	(L)	(73,224,444)	4,082,639	—		(69,141,805)
NET INCOME FROM CONTINUING OPERATIONS	246,738,634	(18,209,235)		228,529,399	15,004,442	—		243,533,841
Net income attributable to:
Enel Chile	169,659,567	55,825,880	(M)	225,485,447	14,143,688	—		239,629,135
Non-controlling interests	77,079,067	(74,035,115	)(N)	3,043,952	860,754	—		3,904,706
NET INCOME FROM CONTINUING OPERATIONS	246,738,634	(18,209,235)		228,529,399	15,004,442	—		243,533,841
Basic and diluted earnings per share (Ch$ per share)
Basic and diluted earnings per share from continuing operations	3.46	—		3.74	—	—		3.44
Basic and diluted earnings per share	3.46	—		3.74	—	—		3.44
Weighted average number of shares of common stock (in thousands)	49,092,772.76	—		60,368,798.49	—	—		69,754,349.33

See Notes to the unaudited pro forma combined financial statements

4

Unaudited Pro Forma Combined Statement of Income

For the year ended December 31, 2016

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merger”)
	(in thousands of Ch$, except share and per share amounts)
Revenues	2,515,843,880	—		2,515,843,880	189,815,285	(93,640,641	)(R)	2,612,018,524
Other operating income	25,722,939	—		25,722,939	18,275,382	—		43,998,321
Revenues and other operating income	2,541,566,819	—		2,541,566,819	208,090,667	(93,640,641)		2,656,016,845
Raw materials and consumables used	(1,497,419,580)	—		(1,497,419,580)	(51,869,848)	93,640,641	(S)	(1,455,648,787)
Contribution Margin	1,044,147,239	—		1,044,147,239	156,220,819	—		1,200,368,058
Other work performed by the entity and capitalized	16,096,852	—		16,096,852	10,779,143	—		26,875,995
Employee benefits expense	(124,098,428)	—		(124,098,428)	(17,576,879)	—		(141,675,307)
Depreciation and amortization expense	(161,660,610)	—		(161,660,610)	(53,393,980)	—		(215,054,590)
Impairment loss recognized in the period’s profit or loss	(35,926,710)	—		(35,926,710)	(2,048,855)	—		(37,975,565)
Other expenses	(170,769,137)	—		(170,769,137)	(21,266,171)	—		(192,035,308)
Operating Income	567,789,206	—		567,789,206	72,714,077	—		640,503,283
Other gains (losses)	121,490,062	—		121,490,062	5,522,443	—		127,012,505
Financial income	23,105,901	—		23,105,901	—	—		23,105,901
Financial costs	(58,199,382)	(48,883,851	)(K)	(107,083,233)	(72,475,382)	—		(179,558,615)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	7,878,200	—		7,878,200	—	—		7,878,200
Foreign currency exchange differences	12,978,471	—		12,978,471	3,727,834	—		16,706,305
Profit (loss) from indexed assets and liabilities	1,631,840	—		1,631,840	1,442,313	—		3,074,153
Income before taxes from continuing operations	676,674,298	(48,883,851)		627,790,447	10,931,285	—		638,721,732
Income tax expense, continuing operations	(111,403,182)	11,732,124	(L)	(99,671,058)	4,446,625	—		(95,224,433)
NET INCOME FROM CONTINUING OPERATIONS	565,271,116	(37,151,727)		528,119,389	15,377,910	—		543,497,299
Net income attributable to:								—
Enel Chile	384,159,865	136,147,622	(M)	520,307,487	13,801,711	—		534,109,198
Non-controlling interests	181,111,251	(173,299,349	)(N)	7,811,902	1,576,199	—		9,388,101
NET INCOME FROM CONTINUING OPERATIONS	565,271,116	(37,151,727)		528,119,389	15,377,910	—		543,497,299
Basic and diluted earnings per share (Ch$ per share)
Basic and diluted earnings per share from continuing operations	7.83	—		8.62	—	—		7.66
Basic and diluted earnings per share	7.83	—		8.62	—	—		7.66
Weighted average number of shares of common stock (in thousands)	49,092,772.76	—		60,368,798.49	—	—		69,754,349.33

See Notes to the unaudited pro forma combined financial statements

5

Unaudited Pro Forma Combined Statement of Income

For the year ended December 31, 2015

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merger”)
	(in thousands of Ch$, except share and per share amounts)
Revenues	2,384,293,189	—		2,384,293,189	128,680,097	(57,670,411	)(T)	2,455,302,875
Other operating income	14,735,951	—		14,735,951	4,743,354	—		19,479,305
Revenues and other operating income	2,399,029,140	—		2,399,029,140	133,423,451	(57,670,411)		2,474,782,180
Raw materials and consumables used	(1,481,985,559)	—		(1,481,985,559)	(38,678,142)	57,670,411	(U)	(1,462,993,290)
Contribution Margin	917,043,581	—		917,043,581	94,745,309	—		1,011,788,890
Other work performed by the entity and capitalized	21,004,053	—		21,004,053	9,882,806	—		30,886,859
Employee benefits expense	(136,554,721)	—		(136,554,721)	(14,764,958)	—		(151,319,679)
Depreciation and amortization expense	(153,201,662)	—		(153,201,662)	(28,814,322)	—		(182,015,984)
Impairment loss recognized in the period’s profit or loss	3,054,903	—		3,054,903	(4,376,063)	—		(1,321,160)
Other expenses	(125,857,397)	—		(125,857,397)	(15,265,155)	—		(141,122,552)
Operating Income	525,488,757	—		525,488,757	41,407,617	—		566,896,374
Other gains (losses)	20,055,745	—		20,055,745	—	—		20,055,745
Financial income	15,270,169	—		15,270,169	—	—		15,270,169
Financial costs	(66,700,698)	(48,883,851	)(K)	(115,584,549)	(21,353,933)	—		(136,938,482)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	8,905,045	—		8,905,045	—	—		8,905,045
Foreign currency exchange differences	(51,277,332)	—		(51,277,332)	(9,702,762)	—		(60,980,094)
Profit (loss) from indexed assets and liabilities	4,839,077	—		4,839,077	3,102,658	—		7,941,735
Income before taxes from continuing operations	456,580,763	(48,883,851)		407,696,912	13,453,580	—		421,150,492
Income tax expense, continuing operations	(109,612,599)	10,998,866	(L)	(98,613,733)	(15,573,522)	—		(114,187,255)
NET INCOME FROM CONTINUING OPERATIONS	346,968,164	(37,884,985)		309,083,179	(2,119,942)	—		306,963,237
Net income attributable to:
Enel Chile	251,838,410	47,091,904	(M)	298,930,314	(1,229,540)	—		297,700,774
Non-controlling interests	95,129,754	(84,976,889	)(N)	10,152,865	(890,402)	—		9,262,463
NET INCOME FROM CONTINUING OPERATIONS	346,968,164	(37,884,985)		309,083,179	(2,119,942)	—		306,963,237
Basic and diluted earnings per share (Ch$ per share)
Basic and diluted earnings per share from continuing operations	5.13	—		4.95	—	—		4.27
Basic and diluted earnings per share	5.13	—		4.95	—	—		4.27
Weighted average number of shares of common stock (in thousands)	49,092,772.76	—		60,368,798.49	—	—		69,754,349.33

See Notes to the unaudited pro forma combined financial statements

6

Unaudited Pro Forma Combined Statement of Income

For the year ended December 31, 2014

	Consolidated Historical	Effects of the Tender Offer		Combined Pro Forma (“Tender Offer”)	EGPL Consolidated Historical	Effects of the Merger		Combined Pro Forma (“Merger”)
	(in thousands of Ch$, except share and per share amounts)
Revenues	2,014,863,898	—		2,014,863,898	77,850,355	(17,790,785	)(V)	2,074,923,468
Other operating income	34,201,387	—		34,201,387	5,799,063	—		40,000,450
Revenues and other operating income	2,049,065,285	—		2,049,065,285	83,649,418	(17,790,785)		2,114,923,918
Raw materials and consumables used	(1,309,402,283)	—		(1,309,402,283)	(29,123,518)	17,790,785	(W)	(1,320,735,016)
Contribution Margin	739,663,002	—		739,663,002	54,525,900	—		794,188,902
Other work performed by the entity and capitalized	21,505,568	—		21,505,568	4,377,501	—		25,883,069
Employee benefits expense	(126,341,363)	—		(126,341,363)	(6,179,097)	—		(132,520,460)
Depreciation and amortization expense	(128,437,154)	—		(128,437,154)	(13,025,388)	—		(141,462,542)
Impairment loss recognized in the period’s profit or loss	(13,185,420)	—		(13,185,420)	—	—		(13,185,420)
Other expenses	(110,454,215)	—		(110,454,215)	(11,971,324)	—		(122,425,539)
Operating Income	382,750,418	—		382,750,418	27,727,592	—		410,478,010
Other gains (losses)	70,893,263	—		70,893,263	—	—		70,893,263
Financial income	14,762,515	—		14,762,515	22,791	—		14,785,306
Financial costs	(75,626,489)	(48,883,851	)(K)	(124,510,340)	(5,449,798)	—		(129,960,138)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	(54,352,582)	—		(54,352,582)	—	—		(54,352,582)
Foreign currency exchange differences	(21,444,198)	—		(21,444,198)	(5,728,983)	—		(27,173,181)
Profit (loss) from indexed assets and liabilities	15,263,623	—		15,263,623	2,055,711	—		17,319,334
Income before taxes from continuing operations	332,246,550	(48,883,851)		283,362,699	18,627,313	—		301,990,012
Income tax expense, continuing operations	(132,687,133)	10,265,609	(L)	(122,421,524)	(12,563,309)	—		(134,984,833)
NET INCOME FROM CONTINUING OPERATIONS	199,559,417	(38,618,242)		160,941,175	6,064,004	—		167,005,179
Net income attributable to:
Enel Chile	162,459,039	(16,258,192	)(M)	146,200,847	5,007,091	—		151,207,938
Non-controlling interests	37,100,378	(22,360,050	)(N)	14,740,328	1,056,913	—		15,797,241
NET INCOME FROM CONTINUING OPERATIONS	199,559,417	(38,618,242)		160,941,175	6,064,004	—		167,005,179
Basic and diluted earnings per share (Ch$ per share)
Basic and diluted earnings per share from continuing operations	3.31	—		2.42	—	—		2.17
Basic and diluted earnings per share	3.31	—		2.42	—	—		2.17
Weighted average number of shares of common stock (in thousands)	49,092,772.76	—		60,368,798.49	—	—		69,754,349.33

See Notes to the unaudited pro forma combined financial statements

7

Notes to the Unaudited Pro Forma Combined Financial Statements

1.	Description of the Transaction

The merger is part of a corporate reorganization (the “Reorganization”) of certain companies, all of which are ultimately controlled by Enel S.p.A. (“Enel”), an Italian electricity generation and distribution company, which before the proposed tender offer and merger transaction beneficially owns 60.6% of Enel Chile S.A. (“Enel Chile”). The Reorganization is intended to incorporate the renewable energy assets in Chile held through Enel Green Power Latin America Ltda. (“EGPL”) with Enel Chile, which in turn, holds the conventional energy generation assets through Enel Generación Chile S.A. (“Enel Generación Chile”) and the distribution assets through Enel Distribución Chile S.A.

EGPL is a wholly owned subsidiary of Enel, currently held through Enel Green Power S.p.A. (“EGP”). The proposed Reorganization is intended to consolidate Enel Chile’s leadership position in the electricity industry in Chile through the merger with EGPL, which is expected to result in higher level of organic growth and greater diversification of the portfolio of projects.

The proposed Reorganization is expected to involve two phases, each of which is conditional on the implementation of the other, as follows:

1.	Public tender offer

Enel Chile will launch a public tender offer (the “Tender Offer”) for all of the shares of its subsidiary Enel Generación Chile S.A. (“Enel Generación Chile”) held by non-controlling interests (equivalent to approximately 40% of the share capital). The Tender Offer’s consideration is expected to be paid in cash, subject to the condition that tendering Enel Generación Chile shareholders will have agreed to use a specified portion of the cash consideration to subscribe for shares or American Depositary Shares (“ADSs”) of Enel Chile (the “Share/ADS Subscription Condition”).

The effectiveness of the Tender Offer will be conditional on satisfaction or waiver of the following:

•	the tender in the Tender Offer of a total number of shares that would enable Enel Chile to increase its ownership interest in Enel Generación Chile to more than 75% from the current 60%;

•	the approval by Enel Generación Chile’s shareholders’ meeting of an amendment to the company’s bylaws to provide that Enel Generación Chile is no longer be subject to (i) Title XII of Decree No. 3,500 of 1980 (the Chilean law that regulates pension fund investments) or (ii) the existing limits on share ownership in the company, which currently do not allow any single shareholder to own more than 65% of the company’s share capital;

•	In the Tender Offer, Enel Chile counts on the necessary number of newly issued Enel Chile Shares following the expiration of the preemptive right period in the related capital increase to permit the subscription of the number of shares and ADSs of Enel Chile required to satisfy the Share/ADS Subscription Condition;

•	the absence of any legal proceeding or action seeking to (i) prohibit or prevent the Merger between Enel Chile and EGPL; (ii) impose material limitations on Enel Chile’s ability to effectively exercise its property rights over the assets of EGPL to be assigned to Enel Chile as a consequence of the Merger; (iii) impose limitations on Enel Chile’s ability to continue developing and operating the projects owned by EGPL; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

•	the absence of any legal proceeding or action seeking to (i) prohibit or prevent the closing of the Tender Offer; (ii) impose material limitations on Enel Chile’s ability to effectively acquire the Enel Generación Chile shares and Enel Generación Chile ADSs; (iii) impose limitations on Enel Chile’s ability to exercise its property rights over the Enel Generación Chile shares and Enel Generación Chile ADSs validly tendered and not validly withdrawn pursuant to the Tender Offer; and (iv) in general, any legal proceeding or action before any regulatory, judicial or administrative authority resulting in any of the consequences indicated in (i) to (iii) above;

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•	the Share/ADS Subscription Condition;

•	Enel S.p.A. must maintain at all times an ownership interest in Enel Chile of more than 50% and maintain its controlling shareholder position and shall not exceed the 65% stock ownership limit set forth in Enel Chile’s bylaws at all times during the proposed Reorganization;

•	all of the other conditions to the Merger (other than the consummation of the Tender Offer); and

•	the absence of any Material Adverse Effect.

2.	Merger

Following the completion of the Tender Offer, EGPL would merge into Enel Chile (the “Merger”) subject to approval by Enel Chile shareholders and the unanimous written consent of the partners of EGPL. Consequently, the renewable assets held by EGPL will be integrated into Enel Chile.

Subject to the final share subscription price in the Tender Offer and the exchange ratio in the Merger, Enel is expected to hold, in the aggregate, an ownership interest in Enel Chile similar to its current 60.6% ownership.

2.	Basis of Presentation

The unaudited pro forma combined statement of financial position as of June 30, 2017 is based on the historical unaudited consolidated statements of financial position of Enel Chile and EGPL as of June 30, 2017 and has been prepared as if (i) the Tender Offer to acquire all of the outstanding shares and ADSs of Enel Generación Chile not currently held by Enel Chile and (ii) the Merger with EGPL had occurred on June 30, 2017. The unaudited pro forma combined statements of income for the six month period ended June 30, 2017, and for the years ended December 31, 2016, 2015 and 2014 are based on Enel Chile’s and EGPL’s historical statements of income and have been prepared as if the Tender Offer and the Merger had occurred on January 1, 2014. Enel Generación Chile is controlled by Enel Chile and, as a result, its financial positions and results of operations have been included in the historical consolidated financial statements of Enel Chile for all periods presented.

The Tender Offer will be accounted for as the acquisition of the non-controlling interests in Enel Generación Chile. The transaction represents a change in Enel Chile’s ownership over Enel Generación Chile without resulting in a loss of control, reason for which it is accounted for as an equity transaction in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The pro forma adjustments giving effect to the Tender Offer primarily reflect the reclassification of the equity attributable to non-controlling interests and the earnings allocated to non-controlling interests to the equity interests of and earnings allocated to Enel Chile shareholders, respectively, after giving effect to the new issuance of debt by Enel Chile to pay for a portion of the consideration.

The Merger will be accounted for as a combination of entities under common control of Enel, similar to a pooling of interests, effected by Enel Chile through issuance of its shares to be delivered to EGP as consideration of the proposed merger of EGPL. As Enel Chile and EGPL are currently under common control of Enel, no purchase accounting is applied. The pro forma adjustments giving effect to the Merger primarily reflect the capital increase, in terms of shares required to be issued by Enel Chile as consideration for EGPL’s equity carrying value and the elimination of the equity accounts of EGPL as a result of the proposed Merger.

The pro forma adjustments are based upon currently available information and certain estimates and assumptions; actual results may differ from the pro forma Tender Offer and Merger effects. Management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Tender Offer and the Merger, are factually supportable, directly attributable, are expected to have a continuing impact on profit and loss and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial statements.

9

The following adjustments have been made to the unaudited pro forma combined financial information:

3.	Pro Forma Adjustments

Pro Forma Combined Statement of Financial Position as of June 30, 2017

Reflects the following adjustments to give effect to the Tender Offer by Enel Chile for shares of Enel Generación Chile as described in Note 1.

(A)	A. in the Pro Forma Combined Statement of Financial Position as of June 30, 2017: Represents the issuance of debt instruments to pay the portion of the consideration of the Tender Offer expected to be in cash. See below for assumptions relating to the debt.

(B)	Represents the capital increase related to the Enel Chile shares subscribed for by tendering shareholders of Enel Generación Chile in connection with the Tender Offer. The amount of the capital increase was determined based on an estimated exchange ratio of 6.9 shares of Enel Chile to be subscribed for each share of Enel Generación Chile tendered, which was determined using the quoted market value of Ch$72.80 per share of Enel Chile and Ch$500.20 per share of Enel Generación Chile, respectively, as of June 30, 2017. The non-controlling shareholders of Enel Generación Chile would receive the newly issued shares upon consummation of the Tender Offer. The capital increase has been determined using the following assumptions: (i) 100% acceptance of the Tender Offer for the shares held by the non-controlling interests in Enel Generación Chile; and (ii) 50% of the consideration of the Tender Offer would be used to subscribe for shares of Enel Chile and the remaining 50% portion would be paid in cash, financed by issuance of debt instruments.

(C)	Represents the recognition of the difference between the capital increase in Enel Chile and the carrying amount of the non-controlling interests that would become part of the equity attributable to equity owners of Enel Chile after completion of the Tender Offer. The difference between the fair market value of the consideration paid and the amount by which the non-controlling interest is adjusted is being recognized in the account “other reserves” within equity attributable to the owners of Enel Chile.

(D)	Represents the elimination of the carrying amount of the acquired non-controlling interests in Enel Generación Chile pursuant to the Tender Offer.

Reflects the following adjustments to give effect to the Merger of EGPL with and into Enel Chile as described in Note 1.B. in the Pro Forma Combined Statement of Financial Position as of June 30, 2017:

(E)	Represents the elimination of accounts receivable from related parties and operations corresponding to the intercompany balances between EGPL and Enel Chile and its subsidiaries.

(F)	Represents the excess value of the consideration paid by Enel plus the amount of any non-controlling interests over the share of the net value of the assets acquired and liabilities assumed, measured at fair value at the acquisition date of EGPL. This occurs because the net assets being transferred to Enel Chile were originally acquired in a business combination carried out by Enel and the adjustments based on application of accounting standards were not reflected in the historical financial statements of EGPL; instead the adjustments were recognized by Enel, as the acquiring entity.

(G)	Represents the elimination of accounts payable to related parties and operations corresponding to the intercompany balances between EGPL and Enel Chile and its subsidiaries.

10

(H)	The adjustment in issued capital consists of the following:

Concept	ThCh$
Elimination of issued capital of EGPL (1)	(549,504,009)
Capital increase in Enel Chile in exchange for EGPL equity value (2)(3)	683,268,101
Total	133,764,092

(1)	Represents the elimination of the issued capital of EGPL as a result of the proposed Merger with and into Enel Chile.
(2)	Represents the capital increase, in terms of shares required to be issued by Enel Chile as consideration for EGPL’s equity value in connection with the proposed Merger. The amount of the capital increase was determined based on the quoted market value of Ch$72.80 per share of Enel Chile as of June 30, 2017. The issuance of 9,385,550,838 new shares was determined by dividing EGPL’s equity carrying value of Ch$683,268,101,000 by Enel Chile’s quoted market value per share of $72.80 as of June 30, 2017.
(3)	Following the Board of Directors’ approval of the proposed transaction, an independent appraisal to determine the equity value of EGPL will be carried out, which will be used to determine the final Merger exchange ratio eventually to be proposed to the shareholders and partners of the involved entities.

(I)	Represents the elimination of the retained earnings of EGPL as a result of the proposed Merger with and into Enel Chile.

(J)	The adjustment in other reserves is based on the application of the pooling of interest method and consists of the following:

Concept	ThCh$
Effect of elimination of equity accounts of EGPL (1)	663,481,559
Effect of capital increase in Enel Chile in exchange for EGPL equity value (2)(3)	(683,268,101)
Effect of reserve for recognizing the fair value of the net assets in Enel at the acquisition date of EGPL (4)	19,284,339
Total	(502,203)

(1)	Represents the elimination of the equity accounts of EGPL as a result of the proposed Merger with and into Enel Chile.
(2)	Represents the recognition of the effect of the capital increase in Enel Chile as consideration for EGPL’s equity value in connection with the proposed Merger.
(3)	Following the Board of Directors’ approval of the proposed transaction, an independent appraisal to determine the equity value of EGPL will be carried out, which will be used to determine the final Merger exchange ratio eventually to be proposed to the shareholders and partners of the involved entities.
(4)	Represents the reserve for recognizing the fair value of the net assets in Enel at the acquisition date of EGPL. This occurs because the net assets being transferred to Enel Chile were originally acquired in a business combination carried out by Enel and the adjustments based on application of accounting standards were not reflected in the historical financial statements of EGPL; instead the adjustments were recognized by Enel, as the acquiring entity.

Pro Forma Combined Statements of Income for the six month period ended June 30, 2017 and for the years ended December 31, 2016, 2015 and 2014.

Reflects the following adjustment to give effect to The Tender Offer by Enel Chile for shares of Enel Generación as discussed in Note 1.A. in the Pro Forma Combined Statements of Income for the six month period ended June 30, 2017 and for the years ended December 31, 2016, 2015 and 2014:

(K)	Represents the recognition of financial expenses related to new debt to be issued by Enel Chile to pay the expected net cash amount of the Tender Offer consideration payable, calculated based on an average annual incremental borrowing rate estimated using current market conditions as applicable to Enel Chile.

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(L)	Represents the recognition of the tax effect associated to the financial expense mentioned above.

(M)	Represents the attribution of additional net income of Enel Generación Chile to shareholders of Enel Chile as a result of the Tender Offer.

(N)	Represents the elimination of the net income attributable to the non-controlling shareholders of Enel Generación Chile as a result of the Tender Offer.

Reflects the following adjustment to give effect to the Merger of EGPL with and into Enel Chile as described in Note 1.B.:

In the Pro Forma Combined Statement of Income for the six month period ended June 30, 2017:

(O)	Represents the elimination of revenues related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

(P)	Represents the elimination of raw materials and consumables used related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

(Q)	Represents the elimination of other expenses related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

In the Pro Forma Combined Statement of Income for the year ended December 31, 2016:

(R)	Represents the elimination of revenues related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

(S)	Represents the elimination of raw materials and consumables used related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

In the Pro Forma Combined Statement of Income for the year ended December 31, 2015:

(T)	Represents the elimination of revenues related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

(U)	Represents the elimination of raw materials and consumables used related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

In the Pro Forma Combined Statement of Income for the year ended December 31, 2014:

(V)	Represents the elimination of revenues related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

(W)	Represents the elimination of raw materials and consumables used related to intercompany transactions between EGPL and Enel Chile and its subsidiaries.

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